     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 2000
                                          REGISTRATION NO.      -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                            ILLUMINET HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             4813                            36-4042177
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)                    NO.)

                                 P.O. BOX 2909
                            4501 INTELCO LOOP, S.E.
                            LACEY, WASHINGTON 98503
                                 (360) 493-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 ROGER H. MOORE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            ILLUMINET HOLDINGS, INC.
                                 P.O. BOX 2909
                            4501 INTELCO LOOP, S.E.
                            LACEY, WASHINGTON 98503
                                 (360) 493-6000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

                   JAMES M. ASH                                     JAMES S. SCOTT, SR.
        BLACKWELL SANDERS PEPER MARTIN LLP                          SHEARMAN & STERLING
                TWO PERSHING SQUARE                                599 LEXINGTON AVENUE
           2300 MAIN STREET, SUITE 1000                          NEW YORK, NEW YORK 10022
            KANSAS CITY, MISSOURI 64108                               (212) 848-4000
                  (816) 983-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM AGGREGATE            AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED            OFFERING PRICE(2)              REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share(1)...................          $209,717,937                    $55,366
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes rights to purchase Series B Preference Stock associated with the Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued July 17, 2000

                                4,192,262 Shares

                                     [LOGO]
                                  COMMON STOCK
                            ------------------------

ILLUMINET HOLDINGS, INC. IS OFFERING 400,000 SHARES OF ITS COMMON STOCK AND THE SELLING STOCKHOLDERS ARE OFFERING 3,792,262 SHARES.
                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ILUM." ON JULY 13, 2000, THE REPORTED LAST SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $43.50 A SHARE.
                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11.
                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                        UNDERWRITING                     PROCEEDS TO
                                            PRICE TO    DISCOUNTS AND      PROCEEDS        SELLING
                                             PUBLIC      COMMISSIONS     TO ILLUMINET    STOCKHOLDERS
                                            --------    -------------    ------------    ------------
Per Share.................................   $            $                $               $
Total.....................................   $            $                $               $

Illuminet has granted the underwriters the right to purchase up to an additional 628,839 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
          , 2000.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                BEAR, STEARNS & CO. INC.
                                 DONALDSON, LUFKIN & JENRETTE
                                              ROBERTSON STEPHENS

          , 2000

                               TABLE OF CONTENTS

                                       PAGE
                                       ----
Summary..............................    4
Risk Factors.........................   11
Use of Proceeds......................   18
Price Range of Common Stock and
  Dividend Policy....................   18
Capitalization.......................   19
Dilution.............................   20
Selected Supplemental Consolidated
  Financial and Other Data...........   21
Selected Historical Consolidated
  Financial and Other Data...........   23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   25

                                       PAGE
                                       ----
Business.............................   34
Management...........................   48
Principal and Selling Stockholders...   56
Description of Capital Stock.........   58
United States Federal Tax
  Consequences to Non-U.S.
  Holders of Common Stock............   61
Underwriters.........................   64
Legal Matters........................   65
Experts..............................   66
Index to Consolidated Financial
  Statements.........................  F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock and are seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     In this prospectus, "we," "us" or "Illuminet" refers to Illuminet Holdings, Inc., together with its predecessors and subsidiaries, including National Telemanagement Corporation, unless the context requires otherwise.

     Illuminet is our registered service mark and SmartPay is our registered trademark. All other brand names and trademarks in this prospectus are the property of their respective owners.

     Our principal executive offices are located at 4501 Intelco Loop, S.E., Lacey, Washington 98503 and our telephone number is (360) 493-6000. Our website address is http://www.illuminet.com. The information on our website is not a part of this prospectus.

                           FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this document, including in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or expected future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and usually can be identified by the use of forward-looking terms such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

     You should understand that many important factors could cause our results to differ materially from those expressed in forward-looking statements. This prospectus identifies the material factors, including those identified in the section, "Risk Factors," that we believe could cause our actual results to differ, including our competitive environment, economic and other conditions in the markets in which we operate, changes in or developments under laws, regulations, licensing requirements or telecommunications standards and cyclical and seasonal fluctuations in our operating results. However, the results referred to in these forward-looking statements could also be adversely affected by other factors that are not discussed in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these materials at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. The information available on the Internet is not a part of this prospectus.

     This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. As allowed by SEC rules, this prospectus does not contain all of the information included in that registration statement. Our descriptions in this prospectus concerning the contents of any contract, agreement or document are not necessarily complete. For those contracts, agreements or documents that we filed as exhibits to that registration statement, you should read the exhibits which are on file with the SEC for a more complete understanding of the document or subject matter involved.

                                    SUMMARY

     This summary highlights some of the information in this prospectus and summarizes the material terms of this offering. It is not complete and may not contain all of the information that you should consider before deciding to purchase our common stock. You should read the entire prospectus carefully, including the "Risk Factors" and the financial statements and the notes to those statements. Unless otherwise noted, this prospectus (1) reflects the retroactive restatement of our accounts to reflect our transaction with National Telemanagement Corporation ("NTC"), which was accounted for as a pooling of interests, and (2) assumes the underwriters do not exercise their over-allotment option.

                                   ILLUMINET

OUR COMPANY

     We operate the largest unaffiliated Signaling System 7 ("SS7") network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. Our SS7 network also provides us with an established platform from which we can provide other value-added services.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     We have been a provider of telecommunications database services since 1981 and of critical SS7 network services since 1990. In 1999, we generated revenues of $116.7 million, operating income of $21.8 million and net income of $13.6 million.

NETWORKS & SERVICES

     Through our networks, we provide:

     - SS7 connectivity, switching and transport;

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various specialized database services; and

     - prepaid wireless account management and access to wireless roaming for unregistered wireless users.

     We also provide:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our SS7 network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and the largest U.S. telecommunications carriers through leased lines. Our SS7 network serves over 700 network services customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - SINGLE SOURCE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe most of our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED CUSTOMER RELATIONSHIPS BASED ON INDEPENDENCE AND
       NEUTRALITY. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with AT&T, MCI WorldCom, Sprint, all of the regional Bell operating companies, many major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. We believe that our independence and neutrality significantly enhance our attractiveness as a provider of outsourced SS7 services. In addition, our established relationships provide us with the opportunity to sell additional services to a broad base of customers.

     - PROVEN BUSINESS MODEL WITH STABLE AND RECURRING REVENUE STREAMS. Our networks provide us with a profitable base of recurring service revenue. We believe this recurring revenue stream gives us greater clarity as to our projected financial performance and future capital needs and significantly enhances our planning processes. We also believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - ABILITY TO LEVERAGE OUR EXISTING SS7 NETWORK PLATFORM TO OFFER NEW AND INNOVATIVE SERVICES. Our SS7 network design is advanced and flexible, which enables us to rapidly add services to our existing offerings with limited service disruptions or additional costs. We have added and expect to continue to add new services which we believe will complement the services we currently provide to existing customers, and therefore increase revenues per customer, as well as help us add new customers.

     - ABILITY TO LEVERAGE OUR PLANNED OSS MEDIATION PLATFORM TO PROVIDE ADDITIONAL SERVICES. We believe our planned OSS mediation platform, which will use our SS7 network and established interfaces with multiple carriers to facilitate communication among their back office or operational support systems ("OSS"), will enable us to provide additional services to existing customers and to attract new customers. Because of the complexity of establishing intercarrier interfaces, we believe there is a growing need for outsourced OSS mediation and that we are well equipped to provide these services.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases.

OUR GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. We intend to continue to deliver new and enhanced services and applications that will enable our customers to broaden their service offerings and thus improve their market position.

     - GENERATE ADDITIONAL REVENUE THROUGH OUR SS7 NETWORK USAGE MEASUREMENT CAPABILITIES. We believe that the traffic and usage data we capture from our network SS7 can be used to enhance the billing and network management capabilities of our customers. We are developing services that will enable our customers to use this information to more efficiently operate their networks and develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We have worked with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. We intend to pursue additional opportunities to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - DEVELOP AND MARKET OSS MEDIATION SERVICES. We are developing an OSS mediation service to meet the growing demand for interface between carriers to execute complex transactions. We intend to initially focus on existing customers before expanding to new customers. We believe that our mediation service will be more attractive to carriers than the alternative of developing their own interfaces with other carriers.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Companies that have developed signaling-based services or services that can be improved or delivered more economically through the use of our SS7 network can provide us incremental revenues and net income.

OUR INDUSTRY

     Key industry trends that are expanding our business opportunities include:

     - DEREGULATION. Deregulation has opened telecommunications markets to many new service providers, many of which use our SS7 services. In addition, deregulation has opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     - GROWING NEED FOR VALUE ADDED SERVICES. Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services, such as personal toll-free numbers, caller identification and real time billing validation. Providing many of these services requires SS7 connectivity and simultaneous database access through an SS7 network. Most U.S. independent local exchange carriers and a significant number of competitive local exchange carriers use us to provide these types of services.

     - GROWING NEED FOR INTER-CARRIER MEDIATION SERVICES. Competitive local exchange carriers must establish interfaces with several other carriers to provide services to their customers. Establishing an interface with another carrier can be difficult and time consuming. We believe that because these interfaces are not standardized a significant burden is put on competitive local exchange carriers to establish these interfaces. As a result, we believe that there is a growing need for mediation services to assist in the establishment of these interfaces.

RECENT DEVELOPMENTS

     On June 30, 2000, we acquired NTC through a merger of NTC with one of our subsidiaries. NTC is a developer and provider of advanced applications for the wireless communications industry, including prepaid wireless account management and services for wireless users that do not have service contracts, who we refer to as "unregistered users." We offer unregistered users the ability to roam on wireless carriers' networks, a service we refer to as "unregistered wireless roaming service." NTC's account management and services enable wireless network providers to offer a wide variety of features intended to control costs and manage usage, including roaming management, multiple rate plans, call blocking, account history and calling pattern monitoring. NTC's services also allow wireless providers to instantly calculate a customer's account balance, while providing for automatic debiting and replenishment of customer accounts.

     For the year ended December 31, 1999, NTC reported net revenues of $16.1 million and net income of $630,000. Between December 31, 1998 and December 31, 1999, NTC's net revenues increased 56%, and for the quarters ended March 31, 1999 and March 31, 2000, its net revenues increased 52%. In connection with the merger, we issued 1,888,944 shares of common stock and options to purchase up to 80,297 shares of common stock to NTC stockholders and employees. The transaction has been accounted for as a pooling of interests, and accordingly, our accounts have been retroactively restated to reflect the merger.

                                  THE OFFERING

Common stock offered by:

     Illuminet...................    400,000 shares

     Selling stockholders........    3,792,262 shares

          Total..................    4,192,262 shares

Common stock to be outstanding
after this offering(1)...........    32,150,480 shares

Over-allotment option............    628,839 shares

Use of proceeds..................    We intend to use the net proceeds we
                                     receive:
                                     - to fund potential acquisitions;
                                     - to develop new and improved services;
                                     - to maintain and expand our network; and
                                     - for general corporate purposes.

                                     We cannot specify with certainty all of the particular uses for the net proceeds. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See "Use of Proceeds."

Dividend policy..................    We have never declared or paid any
                                     dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors.

Nasdaq National Market Symbol....    ILUM
------------------------
(1) Includes shares issued in our transaction with NTC, as shown under "Capitalization." The number of shares of our common stock that will be outstanding after the offering does not take into account 3,298,904 shares of our common stock issuable upon exercise of outstanding options, which have a weighted average exercise price of $4.25 a share, as of March 31, 2000.

           SUMMARY SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following summary supplemental consolidated financial data for the years ended December 31, 1997, 1998 and 1999 from our consolidated supplemental financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the summary supplemental consolidated financial data as of and for the three months ended March 31, 1999 and 2000 from our unaudited supplemental consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other financial data and other data are unaudited.

     Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our supplemental consolidated financial statements and the notes to those financial statements that are included in the back of this prospectus.

     You should read the following information with the data in the table on the next page:

     - Our summary supplemental consolidated financial and other data provided below is derived from the supplemental consolidated financial statements included in this prospectus, which reflects our transaction with NTC, which was accounted for as a pooling of interests. Our supplemental financial statements will become our historical financial statements after the financial statements covering the date of our transaction with NTC are issued.

     - The 1997 income tax benefit reflects the benefits of net operating loss carryforwards of $2.4 million. In addition, the 1997 income tax benefit includes a benefit of $0.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Earnings per share-basic is based on net income available to common stockholders divided by the weighted average number of common shares outstanding. Earnings per share-diluted includes the dilutive effect of outstanding convertible securities, warrants, debentures and common stock options.

     - Long-term obligations, less current portion includes: (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us during the relevant period, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company.

     - Signaling points represents the number of connections to our SS7 network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them.

     - The pro forma supplemental balance sheet data as of March 31, 2000 reflects the impact of the conversion of convertible redeemable preferred stock into common stock in connection with our transaction with NTC.

     - The pro forma as adjusted supplemental balance sheet data as of March 31, 2000 reflects the receipt of our estimated net proceeds from this offering.

                                                                                  THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                ENDED MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
                                            (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
SUPPLEMENTAL CONSOLIDATED
  STATEMENT OF INCOME DATA:
Revenues:
  Network services..............  $    52,829   $    70,577   $   109,317   $    23,315   $    32,944
  Clearinghouse services........        6,723         6,232         5,851         1,539         1,315
  Network usage software
     applications...............        3,468         5,406         1,532           231           270
                                  -----------   -----------   -----------   -----------   -----------
     Total revenues.............       63,020        82,215       116,700        25,085        34,529
Expenses:
  Carrier costs.................       17,893        25,506        28,004         6,945         6,512
  Operating.....................       18,857        23,288        36,623         7,539         9,164
  Selling, general and
     administrative.............       10,382        12,882        16,656         3,702         4,888
  Depreciation and
     amortization...............        7,622        10,131        13,610         2,751         3,643
                                  -----------   -----------   -----------   -----------   -----------
     Total expenses.............       54,754        71,807        94,893        20,937        24,207
                                  -----------   -----------   -----------   -----------   -----------
Operating income................        8,266        10,408        21,807         4,148        10,322
Interest and other income,
  net...........................          501           767         2,020           278         1,800
Interest expense................       (1,770)       (1,966)       (2,060)         (484)         (371)
                                  -----------   -----------   -----------   -----------   -----------
Income before income taxes......        6,997         9,209        21,767         3,942        11,751
Income tax provision
  (benefit).....................         (676)        3,826         8,132         1,492         4,468
                                  -----------   -----------   -----------   -----------   -----------
Net income......................  $     7,673   $     5,383   $    13,635   $     2,450   $     7,283
                                  ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL PER SHARE DATA:
Earnings per share -- basic.....  $       .33   $       .22   $       .52   $       .10   $       .23
Earnings per share -- diluted...  $       .30   $       .19   $       .45   $       .08   $       .21
Weighted average common
  shares -- basic...............   23,073,310    23,027,833    24,630,095    22,716,671    31,114,235
Weighted average common
  shares -- diluted.............   27,477,934    27,798,781    29,246,941    27,841,831    33,512,649
SUPPLEMENTAL OTHER FINANCIAL
  DATA:
Capital expenditures............  $    12,639   $    19,678   $    17,346   $     2,626   $     2,780
SUPPLEMENTAL OTHER DATA:
Customers.......................          417           544           735           584           766
Signaling points................          533           686           765           706           770

                                                                     AS OF MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
SUPPLEMENTAL CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents, and securities available for sale...  $107,870   $107,870     $123,900
Property and equipment, net.................................    50,381     50,381       50,381
Total assets................................................   200,638    200,638      216,668
Long-term obligations, less current portion.................    14,163     14,163       14,163
Convertible Redeemable Preferred Stock......................     4,273         --           --
Stockholders' equity........................................  $142,883   $147,156     $163,186

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

     SYSTEM FAILURES, DELAYS AND OTHER PROBLEMS COULD HARM OUR REPUTATION AND BUSINESS, CAUSE US TO LOSE CUSTOMERS AND EXPOSE US TO CUSTOMER LIABILITY.

     Our success depends on our ability to provide reliable services. Our operations could be interrupted by any damage to or failure of:

     - our network;

     - our connections to third parties; and

     - our computer hardware or software or our customers' or suppliers' computer hardware or software.

     Our systems and operations are also vulnerable to damage or interruption from:

     - power loss, transmission cable cuts and other telecommunications failures;

     - fires, earthquakes, floods and other natural disasters;

     - computer viruses or software defects;

     - physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events; and

     - errors by our employees or third-party service providers.

     Any such damage or failure or the occurrence of any of these events could disrupt the operation of our network and the provision of our services and result in the loss of current and potential customers.

     From time to time, we experience outages of our services. For example, on two occasions, once in 1997 and once in 1998, flaws in third-party software caused network outages that disrupted the ability of our customers to connect through our network to other parts of the U.S. telecommunications system. As a result of these outages, some of our customers reduced their usage of our network. More recently, in June of this year, several of our customers in the Northeast region of the United States experienced a similar disruption when a road maintenance crew cut a carrier's fiber cable bundle that contained multiple links servicing our two pairs of signal transfer points to our SS7 network in that region. Because several of these links were routed by the carrier through the severed cable bundle, the redundant design of our network did not prevent a service interruption. Our emergency response procedures were immediately activated. To date, no customers have indicated that this outage will affect their continued relationship with us, although they may do so in the future. At other times we have experienced minor, customer specific outages which have not had a material adverse impact on our customer relations.

     Our contracts with customers generally contain provisions designed to limit our exposure to potential product liability claims. These provisions include disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our agreements generally limit the amounts recoverable for damages to the amounts paid by the customer to us for the product or service giving rise to the damages. However, a court or arbitrator may not enforce these contractual limitations on liability, and we may be subject to claims based on errors in our software or mistakes in performing our services. Any of those claims, including any relating to damages to our customers' internal systems, whether or not successful, could harm our business by increasing our costs and distracting our management.

     OUR RELIANCE ON THIRD PARTY COMMUNICATIONS INFRASTRUCTURE, HARDWARE AND SOFTWARE EXPOSES US TO A VARIETY OF RISKS WE CANNOT CONTROL.

     Our success will depend on our network infrastructure, including the capacity leased from telecommunications suppliers. We rely on AT&T, MCI WorldCom, Sprint and other telecommunications providers for leased long-haul and local loop transmission capacity. These companies provide the dedicated links that connect our network components to each other and to our customers.

     Our business also depends upon the capacity, reliability and security of the infrastructure owned by third parties that is used to connect telephone calls. Specifically, we currently lease capacity from regional partners on seven of the 11 mated pairs of SS7 signal transfer points that comprise our network. We have no control over the operation, quality or maintenance of a significant portion of that infrastructure and whether or not those third parties will upgrade or improve their equipment.

     We depend on these companies to maintain the operational integrity of our connections. If one or more of these companies is unable or unwilling to supply or expand its levels of service to us in the future, our operations could be severely interrupted. In addition, rapid changes in the telecommunications industry have led to the merging of many companies. These mergers may cause the availability, pricing and quality of the services we use to vary and could cause the length of time it takes to deliver the services that we use to increase significantly.

     We rely on links, equipment and software provided to us from our vendors, the most important of which are gateway equipment and software from Tekelec and Agilent Technologies, Inc. (f/k/a Hewlett-Packard). We cannot assure you that we will be able to continue to purchase equipment from these vendors on acceptable terms, if at all. If we are unable to maintain current purchasing terms or ensure product availability with these vendors, we may lose customers and experience an increase in costs in seeking alternative suppliers of products and services.

     THE COSTS AND DIFFICULTIES OF ACQUIRING AND INTEGRATING COMPLEMENTARY BUSINESSES AND TECHNOLOGIES COULD IMPEDE OUR FUTURE GROWTH AND ADVERSELY AFFECT OUR COMPETITIVENESS.

     We may make investments in complementary companies, technologies or other assets, exposing us to several risks, including:

     - greater than expected costs and management time and effort involved in identifying, completing and integrating acquisitions;

     - potential disruption of our ongoing business and difficulty in maintaining our standards, controls, information systems and procedures;

     - entering into markets and acquiring technologies in areas in which we have little experience;

     - acquiring intellectual property which may be subject to various challenges from others in the telecommunications industry;

     - the inability to successfully integrate the services, products and personnel of any acquisition into our operations;

     - a need to incur debt, which may reduce our cash available for operations and other uses, or issue equity securities, which may dilute the ownership interests of existing stockholders; and

     - realizing little, if any, return on our investment.

     OUR BUSINESS DEPENDS ON THE ACCEPTANCE OF OUR SS7 NETWORK AND THE TELECOMMUNICATIONS MARKET'S CONTINUING USE OF SS7 TECHNOLOGY.

     Our future growth depends on the commercial success and reliability of our SS7 network. Our SS7 network is a vital component of our intelligent network services, which have been an increasing source of revenue for us. Our business will suffer if our target customers do not use our SS7 network. Our future financial performance will also depend on the successful development, introduction and customer acceptance of new and enhanced SS7-based or delivered products and services. We are not certain that our target customers will choose our particular SS7 network solution or continue to use our SS7 network. In the future, we may not be successful in marketing our SS7 network or any new or enhanced products or services.

     WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING EMPLOYEES WITH THE REQUISITE SKILLS TO EXECUTE OUR GROWTH PLANS.

     Our success depends, in part, on the continued service of our existing management and technical personnel. If a significant number of those individuals are unable or unwilling to continue in their present positions, we will have difficulty in maintaining and enhancing our networks and services. This may adversely affect our operating results and growth prospects.

     In addition, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees. Specifically, we centralize a large portion of our technical operations in geographic areas in which competition for technical talent is intense, due to the existence of competing employers seeking employees with similar sets of skills. Our continued success depends on our ability to attract, retain and motivate highly skilled employees, particularly engineering and technical personnel. Failure to do so may adversely affect our ability to expand our network and enhance our products and services.

     IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE IN THE TELECOMMUNICATIONS INDUSTRY, WE COULD LOSE CUSTOMERS OR MARKET SHARE.

     Our industry is characterized by rapid technological change and frequent new product and service announcements. Significant technological changes could make our technology obsolete. We must adapt to our rapidly changing market by continually improving the responsiveness, reliability and features of our network and by developing new network features, services and applications to meet changing customer needs. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost-effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

     We sell our products and services primarily to traditional telecommunications companies. Many emerging companies are providing convergent Internet protocol-based telecommunications services. Our future revenues and profits will depend, in part, on our ability to provide products and services to these Internet protocol-based telephony providers.

     THE MARKET FOR SS7 NETWORK SERVICES AND RELATED PRODUCTS IS INTENSELY COMPETITIVE AND MANY OF OUR COMPETITORS HAVE SIGNIFICANT ADVANTAGES THAT COULD ADVERSELY AFFECT OUR BUSINESS.

     We compete in markets that are intensely competitive and rapidly changing. Increased competition could result in fewer customer orders, reduced gross margins and loss of market share, any of which could harm our business. We face competition from large, well-funded regional providers of SS7 network services and related products, such as regional Bell operating companies, GTE and Southern New England Telephone, a unit of SBC Communications. Our prepaid wireless account management and unregistered user services face competition from Boston Communications Group, Priority Call, Subscriber Computing and Brite Voice. We are aware of major Internet service providers, software developers and smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with us. We anticipate continued growth of competition in the telecommunications industry and the entrance of new competitors into our business. We expect that competition will increase in the near term and that our primary long-term competitors may not yet have entered the market. Many of our current and potential competitors have significantly more employees and greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Also, many of our current and potential competitors have greater name recognition and more extensive customer bases that they can use to their advantage.

     OUR ACQUISITION OF NTC, OUR ONLY ACQUISITION TO DATE, MAY NOT RESULT IN THE BENEFITS WE EXPECT AND MAY ADVERSELY AFFECT OUR BUSINESS IF WE DO NOT SUCCESSFULLY INTEGRATE NTC.

     On June 30, 2000, we acquired NTC which is our only acquisition to date. We cannot guarantee that we will realize the benefits, strategic objectives, operating advantages, new product and service enhancements or cost savings that we expect. The integration of two businesses requires substantial management time and other resources, and the combined entity is not always more successful than the businesses would have been if they had remained independent. For example, we could find it difficult to combine the management teams and operations of the two businesses. In addition, the efforts we expend to integrate the two businesses may detract from the day-to-day operation of our core business which could have an adverse impact on our financial condition.

     OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPACT OUR ABILITY TO MAINTAIN PROFITABILITY OR POSITIVE CASH FLOW.

     Competition and industry consolidation could result in significant pricing pressure. This pricing pressure could cause large reductions in the selling price of our services. For example, our competitors may provide customers with reduced communications costs for Internet access or private network services, reducing the overall cost of solutions and significantly increasing pricing pressures on us. We may not be able to offset the effects of any price reductions by increasing the number of our customers, generating higher revenues from enhanced services or reducing our costs. We believe that the business of providing network connectivity and related network services will likely see increased consolidation in the future. Consolidation could decrease selling prices and increase competition in these industries, which could erode our market share, revenues and operating margins.

     THE INABILITY OF OUR CUSTOMERS TO SUCCESSFULLY IMPLEMENT OUR SERVICES WITH THEIR EXISTING SYSTEMS COULD ADVERSELY AFFECT OUR BUSINESS.

     Significant technical challenges exist in our business because many of our customers:

     - purchase and implement SS7 network services in phases;

     - deploy SS7 connectivity across a variety of telecommunication switches and routes; and

     - integrate our SS7 network with a number of legacy systems, third-party software applications and engineering tools.

     Customer implementation currently requires participation by our order management and our engineering and operations groups, each of which has limited resources. Some customers may also require us to develop costly customized features or capabilities, which increase our costs and consume a disproportionate share of our limited customer service and support resources. Also, we typically charge a one-time flat rate fee for initially connecting a customer to our SS7 network and a monthly recurring flat rate fee after the connection is established. If new or existing customers have difficulty deploying our products or require significant amounts of our engineering service support, we may experience reduced operating margins. Our customers' ability to deploy our network services to their own customers and integrate them successfully within their systems depends on our customers' capabilities and the complexity involved. Difficulty in deploying those services could reduce our operating margins due to increased customer support and could cause potential delays in recognizing revenue until the services are implemented.

     CAPACITY LIMITS ON OUR TECHNOLOGY AND NETWORK HARDWARE AND SOFTWARE MAY BE DIFFICULT TO PROJECT AND WE MAY NOT BE ABLE TO EXPAND AND UPGRADE OUR SYSTEMS TO MEET INCREASED USE.

     As traffic from our customers through our network increases, we will need to expand and upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network. In addition, we may not be able to expand and upgrade, in a timely manner, our systems and network hardware and software capabilities to accommodate increased traffic on our network. If we do not appropriately expand and upgrade our systems and network hardware and software, we may lose customers and revenues.

     WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS.

     We may require more capital in the future to:

     - fund our operations;

     - finance investments in equipment and corporate infrastructure needed to maintain and expand our network;

     - enhance and expand the range of services we offer; and

     - respond to competitive pressures and potential strategic opportunities, such as investments, acquisitions and international expansion.

     We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness as our competitors may provide better maintained networks or offer an expanded range of services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     REGULATIONS AFFECTING OUR CUSTOMERS AND FUTURE REGULATIONS TO WHICH WE MAY BE SUBJECT MAY ADVERSELY AFFECT OUR BUSINESS.

     Although we are not subject to telecommunications industry regulations, the business of our customers is subject to regulation that indirectly affects our business. The U.S. telecommunications industry has been subject to continuing deregulation since 1984, when AT&T was required to divest ownership of the Bell telephone system. We cannot predict when, or upon what terms and conditions, further regulation or deregulation might occur or the effect of regulation or deregulation on our business. Several services that we offer may be indirectly affected by regulations imposed upon potential users of those services, which may increase our costs of operations. In addition, future services we may provide could be subject to direct regulation. See "Business -- Regulation."

     FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY NEGATIVELY IMPACT AND CAUSE VOLATILITY IN OUR STOCK PRICE.

     Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors. In future quarters, our operating results may be below the expectations of analysts and investors and, as a result, the price of our common stock may fall or become volatile. Factors that could cause quarterly fluctuations include:

     - seasonal fluctuations in consumer use of telecommunications services;

     - varying rates at which telecommunications companies, telephony resellers and Internet service providers use our services;

     - loss of customers through industry consolidation, or customer decisions to deploy in-house technology;

     - the timing and execution of individual contracts, particularly large contracts;

     - significant lead times before a product or service begins generating revenues;

     - volatile economic conditions specific to the telecommunications industry; and

     - an inability to collect our accounts receivable.

     WE USE A STRATEGIC RELATIONSHIP TO IMPLEMENT AND SELL OUR NETWORK USAGE SOFTWARE APPLICATIONS. WE COULD LOSE REVENUES OR INCUR SIGNIFICANT COSTS TO RETAIN REVENUES IF THIS RELATIONSHIP IS TERMINATED.

     We have a non-exclusive agreement with Agilent to sell our network usage software applications. The agreement may be terminated with limited notice by either party without cause or penalty. In the past, we have received significant revenues under this agreement. There is no guarantee that Agilent will continue to market our network usage software applications. If this relationship is terminated or materially changes, we would be required to devote substantial new resources to the distribution, sales and marketing, implementation and support of our network usage software applications and our efforts may not be as effective as those of Agilent.

     THERE IS A LIMITED MARKET FOR OUR EXISTING NETWORK USAGE SOFTWARE APPLICATIONS.

     We derive only a small portion of our revenues from sales and maintenance of our network usage software applications. Current users of these software products include most of the regional Bell operating companies, as well as other large telecommunications carriers. With initial market sales essentially completed, our ability to derive additional revenue from our network usage software applications is limited, unless we can develop new derivative products.

     WE PAY COMMISSIONS TO WIRELESS CARRIERS FOR EACH AMERICAN ROAMING NETWORK SERVICE CALL THAT USES CARRIERS' NETWORKS REGARDLESS OF WHETHER WE ARE ABLE TO COLLECT REVENUE FOR THAT CALL.

     Our American Roaming Network service uses the networks of wireless carriers to complete calls for unregistered users, and we pay those carriers a fee for calls completed over their networks. We generally bill unregistered users for these calls through their local exchange carrier, and the local exchange carrier in turn remits the amounts collected for these calls to us. If the local exchange carriers do not collect these amounts from a customer, we do not receive revenue for calls made by that customer but are nonetheless obligated to pay a fee to the wireless carrier for that customer's calls. Local exchange carriers have generally failed to collect fees on about 10% of the calls billed through local exchange carriers.

     OUR CERTIFICATE OF INCORPORATION, BYLAWS, STOCKHOLDER RIGHTS PLAN AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Description of Capital Stock." These provisions of our certificate of incorporation and bylaws:

     - establish a classified board of directors, of which only a portion of the total number of directors will be elected at each annual meeting;

     - authorize the board to issue preferred stock with substantial voting rights; and

     - prohibit cumulative voting in the election of directors.

     In addition, we have a stockholder rights plan that could significantly discourage, delay or prevent a merger or acquisition. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. If any of those events occurs, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock or, in some instances, stock of the acquiring entity, that would be worth $300. The rights expire on November 20, 2008, unless we redeem them earlier.

     We have also chosen to be subject to Section 203 of the Delaware General Corporation Law, which prevents a stockholder of more than 15% of a company's voting stock from entering into certain business combinations with that company.

     OUR COMMON STOCK PRICE MAY BE VOLATILE.

     In recent years, the market for stock in technology, telecommunications and computer companies has been highly volatile. Since our initial public offering in October 1999, our stock price has been at a low of $25.50 and a high of $94.00 per share. The price of our common stock may be volatile and may continue to fluctuate due to factors such as:

     - actual or anticipated fluctuations in quarterly and annual results;

     - announcements of technological innovations;

     - introduction of new services;

     - mergers and strategic alliances in the telecommunications industry;

     - changes in government regulation; and

     - shifts in investor preference among investment choices and industries.

     FUTURE SALES BY EXISTING STOCKHOLDERS COULD CAUSE THE PRICE OF COMMON STOCK TO DECLINE.

     Sales of a large number of shares of our common stock in the public market could adversely affect the price for our common stock and impair our ability to raise capital. The selling stockholders in this offering, who after the offering will hold 761,870 shares in the aggregate, and our officers and directors and certain other stockholders who hold 5,480,835 shares in the aggregate have agreed not to sell their shares for a period of 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. The 1,888,944 shares of common stock issued in the NTC merger are subject to certain registration rights which allow for registration of at least 50% of the shares in late October, 2000, with the remainder eligible for registration one year from then. The remainder of our shares are freely tradeable without restriction or further registration under federal securities laws.

                                USE OF PROCEEDS

     The net proceeds we will receive from the offering will be approximately $16 million (based on an assumed share price of $43.50), or $42.0 million, if the underwriters exercise their over-allotment option in full, after deducting estimated offering expenses of $500,000 and underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

     We intend to use the net proceeds we will receive from the offering to fund potential acquisitions, to develop new and improved services, to maintain and expand our network and for general corporate purposes. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we will have after completion of the offering. The actual amounts we spend will vary significantly depending on a number of factors, including future revenue growth, if any, capital expenditures, the amount of cash generated by our operations and other factors, many of which are beyond our control. Accordingly, our management will have broad discretion in the application of the net proceeds.

     Pending the uses described above, we intend to invest the net proceeds in direct or guaranteed obligations of the United States, interest-bearing or investment-grade instruments or certificates of deposit.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock is listed on The Nasdaq National Market under the trading symbol "ILUM." The following table lists on a per share basis for the periods indicated the high and low sale prices from October 7, 1999 through July 13, 2000 as reported by The Nasdaq National Market. This table reflects inter-dealer prices, without retail mark-up, mark-down or commission.

                                                                PRICE RANGE
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 1999
  Fourth Quarter (beginning October 7, 1999)................  $62.13    $25.50
YEAR ENDING DECEMBER 31, 2000
  First Quarter.............................................  $94.00    $43.00
  Second Quarter............................................  $58.50    $30.63
  Third Quarter (through July 13, 2000).....................  $52.38    $41.50

     On July 13, 2000, the reported last sale price for our common stock as reported on The Nasdaq National Market was $43.50 per share. As of June 30, 2000, there were 233 stockholders of record, excluding shares held in street name by various brokerage firms. We estimate that there are approximately 7,600 beneficial owners of our common stock.

     We currently intend to retain future earnings, if any, to finance operations and expand our business. We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors. The declaration and payment of dividends will depend upon our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors deems relevant. The terms of our secured loan facilities restrict our ability to declare and pay dividends without the consent of our lender, unless we meet minimum net worth and cash margin tests.

                                 CAPITALIZATION

     The following table sets forth our cash, cash equivalents and securities available for sale, current portion of long-term debt and capitalization as of March 31, 2000. We present this unaudited information:

     - on an actual basis including 1,252,699 shares of our common stock issued in exchange for shares of NTC common stock outstanding as of March 31, 2000.

     - on a pro forma basis after giving effect to: (1) the automatic conversion of our Class A common stock in April 2000 into 25,376,536 shares of common stock; (2) the issuance of 131,450 shares of our common stock in exchange for all the outstanding redeemable preferred stock of NTC in connection with our transaction with NTC; (3) the issuance of 414,096 shares of our common stock resulting from the exercise of NTC common stock warrants in connection with our transaction with NTC; and (4) the issuance of 90,699 shares of our common stock resulting from the exercise of NTC common stock options after March 31, 2000; and

     - on a pro forma as adjusted basis to reflect the receipt of our estimated net proceeds from this offering.

     You should read the capitalization table together with the sections of this prospectus entitled "Selected Supplemental Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our supplemental consolidated financial statements and notes to those financial statements that are included elsewhere in this prospectus.

                                                                     MARCH 31, 2000
                                                           ----------------------------------
                                                                                   PRO FORMA
                                                            ACTUAL    PRO FORMA   AS ADJUSTED
                                                           --------   ---------   -----------
                                                                     (IN THOUSANDS)
Cash, cash equivalents and available for sale
  securities.............................................  $107,870   $107,870     $123,900
                                                           ========   ========     ========
Current portion of long-term debt and capital lease
  obligations............................................  $  3,606   $  3,606     $  3,606
                                                           ========   ========     ========
Long-term debt and capital lease obligations, less
  current portion........................................  $ 14,163   $ 14,163     $ 14,163
                                                           --------   --------     --------
Convertible Redeemable Preferred Stock...................  $  4,273   $     --     $     --
Stockholders' equity:
  Common Stock, par value $.01 per share, 150,000,000
     shares authorized and 5,737,699 outstanding actual,
     31,750,480 outstanding pro forma, and 32,150,480
     outstanding pro forma as adjusted...................        57        318          322
  Class A Common Stock, par value $.01 per share,
     7,200,000 authorized and 6,344,134 outstanding
     actual, none outstanding pro forma or pro forma as
     adjusted............................................        63         --           --
  Common Stock Warrants..................................     1,521         --           --
  Additional paid-in capital.............................   105,554    111,150      127,176
  Deferred stock-based compensation......................    (3,593)    (3,593)      (3,593)
  Retained earnings......................................    39,281     39,281       39,281
                                                           --------   --------     --------
  Total stockholders' equity.............................   142,883    147,156      163,186
                                                           --------   --------     --------
     Total capitalization................................  $161,319   $161,319     $177,349
                                                           ========   ========     ========

                                    DILUTION

     As of March 31, 2000, our pro forma net tangible book value was $146.8 million, or $4.62 per share of common stock, after giving affect to; (1) the automatic conversion of our Class A common stock in April 2000 into 25,376,536 shares of common stock; (2) the issuance of 131,450 shares of our common stock in exchange for all the outstanding redeemable preferred stock of NTC in connection with our transaction with NTC; (3) the issuance of 414,096 shares of our common stock resulting from the exercise of NTC common stock warrants in connection with our transaction with NTC; and (4) the issuance of 90,699 shares of our common stock resulting from the exercise of NTC common stock options after March 31, 2000. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the pro forma number of shares of common stock outstanding. As of March 31, 2000, our pro forma net tangible book value, as further adjusted for the sale of 400,000 shares in the offering at the assumed public offering price of $43.50 per share, and after deducting the underwriting discounts and commissions and other estimated expenses, would have been approximately $5.06 per share of common stock. This represents an immediate increase of $0.44 per share to existing stockholders and an immediate dilution of $38.44 per share to new investors. The following table illustrates this per share dilution:

Assumed public offering price per share.....................           $43.50
Pro forma net tangible book value per share as of March 31,
  2000......................................................  $4.62
Increase in pro forma net tangible book value per share
  attributable to purchasers in this offering...............   0.44
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................             5.06
                                                                       ------
Dilution per share to new investors.........................           $38.44
                                                                       ======

     The following table summarizes, as of March 31, 2000, after giving effect to the pro forma adjustments referred to above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by the investors purchasing shares of common stock in this offering (before deducting the underwriting discounts and commissions and other estimated expenses):

                                   SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                 ---------------------    -----------------------      PRICE
                                   NUMBER      PERCENT       AMOUNT       PERCENT    PER SHARE
                                 ----------    -------    ------------    -------    ---------
Existing stockholders..........  31,750,480      98.8%    $112,932,550      86.6%     $ 3.56
New investors..................     400,000       1.2       17,400,000      13.4       43.50
                                 ----------     -----     ------------     -----
          Total................  32,150,480     100.0%    $130,332,550     100.0%
                                 ==========     =====     ============     =====

     The table above assumes no exercise of stock options outstanding as of March 31, 2000. As of March 31, 2000, there were options to purchase a total of 3,298,904 shares of common stock at a weighted average exercise price of $4.25 per share. To the extent that any of these options are exercised, you will be diluted further.

          SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following selected supplemental consolidated financial data as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 from our supplemental consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the selected supplemental consolidated financial data as of December 31, 1995, 1996, 1997 and March 31, 1999 and 2000 and for the years ended December 31, 1995 and 1996 and the three months ended March 31, 1999 and 2000 from our unaudited supplemental consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited.

     Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this selected financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our supplemental consolidated financial statements and the notes to those financial statements that are included in the back of this prospectus.

     You should read the following information with the data in the table on the next page:

     - Our selected supplemental consolidated financial information and other data provided below is derived from our supplemental consolidated financial statements, which reflects our transaction with NTC, which was accounted for as a pooling of interests. Our supplemental financial statements will become our historical financial statements after the financial statements covering the date of our transaction with NTC are issued.

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - All NTC expenses for 1995 and 1996 are included in operating expenses and not allocated among line items. The accounting records for these years did not allocate expenses among line items.

     - Earnings (loss) per share-basic is based on net income available to common stockholders divided by the weighted average number of common shares outstanding. Earnings (loss) per share-diluted includes the dilutive effect of outstanding convertible securities, warrants, debentures and common stock options.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us during the relevant period, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company. Information prior to 1996 is not available.

     - Signaling points represents the number of connections to our SS7 network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them. Information prior to 1996 is not available.

                                                                                                       THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                                 MARCH 31,
                              -------------------------------------------------------------------   -------------------------
                                 1995          1996          1997          1998          1999          1999          2000
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
SUPPLEMENTAL CONSOLIDATED
  STATEMENT OF INCOME DATA:
Revenues:
  Network services..........  $     9,414   $    30,692   $    52,829   $    70,577   $   109,317   $    23,315   $    32,944
  Clearinghouse services....        7,049         7,896         6,723         6,232         5,851         1,539         1,315
  Network usage software
    applications............        1,123           558         3,468         5,406         1,532           231           270
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total revenues..........       17,586        39,146        63,020        82,215       116,700        25,085        34,529
Expenses:
  Carrier costs.............           --         9,358        17,893        25,506        28,004         6,945         6,512
  Operating.................       10,047        13,093        18,857        23,288        36,623         7,539         9,164
  Selling, general and
    administrative..........        6,764         7,774        10,382        12,882        16,656         3,702         4,888
  Depreciation and
    amortization............        2,846         5,714         7,622        10,131        13,610         2,751         3,643
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total expenses..........       19,657        35,939        54,754        71,807        94,893        20,937        24,207
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating income (loss).....       (2,071)        3,207         8,266        10,408        21,807         4,148        10,322
Interest and other income,
  net.......................          601         1,248           501           767         2,020           278         1,800
Interest expense............         (616)       (1,432)       (1,770)       (1,966)       (2,060)         (484)         (371)
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes.....................       (2,086)        3,023         6,997         9,209        21,767         3,942        11,751
Income tax provision
  (benefit).................         (707)          112          (676)        3,826         8,132         1,492         4,468
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss)...........  $    (1,379)  $     2,911   $     7,673   $     5,383   $    13,635   $     2,450   $     7,283
                              ===========   ===========   ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL PER SHARE DATA:
Earnings (loss) per share --
  basic.....................  $      (.08)  $       .13   $       .33   $       .22   $       .52   $       .10   $       .23
Earnings (loss) per share --
  diluted...................  $      (.08)  $       .13   $       .30   $       .19   $       .45   $       .08   $       .21
Weighted average common
  shares -- basic...........   16,860,298    21,901,919    23,073,310    23,027,833    24,630,095    22,716,671    31,114,235
Weighted average common
  shares -- diluted.........   16,860,298    25,810,687    27,477,934    27,798,781    29,246,941    27,841,831    33,512,649
SUPPLEMENTAL OTHER FINANCIAL
  DATA:
Capital expenditures........  $     2,394   $     8,073   $    12,639   $    19,678   $    17,346   $     2,626   $     2,780
SUPPLEMENTAL OTHER DATA:
Customers...................           --           311           417           544           735           584           766
Signaling points............           --           388           533           686           765           706           770
SUPPLEMENTAL CONSOLIDATED
  BALANCE SHEET DATA (AT END
  OF PERIOD):
Cash, cash equivalents and
  securities available for
  sale......................  $     7,313   $    12,622   $    11,412   $    13,589   $   103,961   $    14,321   $   107,870
Property and equipment,
  net.......................       14,253        33,246        37,364        46,783        51,095        46,754        50,381
Total assets................       44,481        75,637        84,947        98,471       197,130        98,099       200,638
Long-term obligations, less
  current portion...........        7,932        21,437        18,945        21,519        16,579        20,232        14,163
Convertible Redeemable
  Preferred Stock...........           --            --            --         3,243         4,071         3,783         4,273
Stockholders' equity........  $    12,550   $    21,748   $    30,058   $    34,935   $   135,516   $    36,580   $   142,883

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

     We derived the following selected historical consolidated financial data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We derived the selected historical consolidated financial data as of and for the three months ended March 31, 1999 and 2000 from our unaudited consolidated financial statements, which, in our opinion, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly our financial position and results of operations for those periods. Other data are unaudited.

     Interim results do not necessarily indicate the results that you may expect for any other interim period or for the full year. You should read this summary information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements that are included in the back of this prospectus.

     You should read the following information with the data in the table on the next page:

     - The following selected historical consolidated financial and other data does not include the impact of our transaction with NTC on June 30, 2000.

     - In February 1996, we merged with Independent Telecommunications Network, Inc. We accounted for the merger as a purchase business combination. Accordingly, the operating results of Independent Telecommunications Network, Inc., including carrier costs, are only included in our operating results since the merger.

     - The 1996 income tax provision and the 1997 income tax benefit reflect the benefits of using net operating loss carryforwards of $1.0 million and $2.4 million, respectively. In addition, the 1997 income tax benefit includes a benefit of $.9 million attributable to the reversal of substantially all of the remaining previously recorded deferred tax valuation allowance due to improved operating results.

     - Long-term obligations, less current portion includes (1) obligations under capital leases, less current portion, and (2) long-term debt, less current portion.

     - Capital expenditures includes purchases and capital leases of property and equipment.

     - Customers is the number of entities that received a bill from us during the relevant period, including, in some cases, subsidiaries of consolidated groups and individual locations of a single company. Information prior to 1996 is not available.

     - Signaling points represents the number of connections to our SS7 network. These points may be either individual switches or connections to other companies' signaling transfer points with networks attached to them. Information prior to 1996 is not available.

                                                                                                   THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                                 MARCH 31,
                          -------------------------------------------------------------------   -------------------------
                             1995          1996          1997          1998          1999          1999          2000
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AND OTHER DATA)
CONSOLIDATED STATEMENT
  OF INCOME DATA:
Revenues:
  Network services......  $     8,932   $    29,434   $    44,117   $    60,274   $    93,211   $    19,833   $    27,657
  Clearinghouse
    services............        7,049         7,896         6,723         6,232         5,851         1,539         1,315
  Network usage software
    applications........        1,123           558         3,468         5,406         1,532           231           270
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total revenues......       17,104        37,888        54,308        71,912       100,594        21,603        29,242
Expenses:
  Carrier costs.........           --         9,358        15,313        22,983        26,091         6,519         5,950
  Operating.............        9,547        11,139        14,979        19,768        28,868         5,743         7,033
  Selling, general and
    administrative......        6,764         7,774         8,873        10,287        13,492         2,894         3,499
  Depreciation and
    amortization........        2,846         5,714         7,354         9,372        11,966         2,498         2,986
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
    Total expenses......       19,157        33,985        46,519        62,410        80,417        17,654        19,468
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Operating income
  (loss)................       (2,053)        3,903         7,789         9,502        20,177         3,949         9,774
Interest income.........          271           475           732           834         2,105           206         1,791
Interest expense........         (440)       (1,313)       (1,540)       (1,580)       (1,611)         (396)         (227)
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before
  income taxes..........       (2,222)        3,065         6,981         8,756        20,671         3,759        11,338
Income tax provision
  (benefit).............         (707)          112          (676)        3,463         7,666         1,428         4,308
                          -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).......  $    (1,515)  $     2,953   $     7,657   $     5,293   $    13,005   $     2,331   $     7,030
                          ===========   ===========   ===========   ===========   ===========   ===========   ===========
PER SHARE DATA:
Earnings (loss) per
  share -- basic........  $      (.10)  $       .15   $       .36   $       .25   $       .56   $       .10   $       .24
Earnings (loss) per
  share -- diluted......  $      (.10)  $       .14   $       .32   $       .22   $       .48   $       .09   $       .22
Weighted average common
  shares -- basic.......   14,916,060    19,980,368    21,182,036    21,425,540    23,377,396    21,463,972    29,861,536
Weighted average common
  shares -- diluted.....   14,916,060    23,889,136    25,586,660    25,989,440    27,456,760    26,097,456    31,692,546
OTHER FINANCIAL DATA:
Capital expenditures....  $     1,579   $     6,727   $    10,121   $    17,870   $    12,771   $     2,088   $     1,949
OTHER DATA:
Customers...............           --           311           417           544           735           584           766
Signaling points........           --           388           553           686           765           706           770
CONSOLIDATED BALANCE
  SHEET DATA (AT END OF
  PERIOD):
Cash, cash equivalents
  and securities
  available for sale....  $     6,992   $    12,515   $    11,167   $    11,967   $   102,641   $    13,522   $   107,397
Property and equipment,
  net...................       12,794        31,377        34,715        43,747        45,129        43,481        44,234
Total assets............       39,398        70,822        78,026        89,450       183,657        90,529       188,464
Long-term obligations,
  less current
  portion...............        7,638        21,060        18,014        20,742        11,025        19,568        10,187
Stockholders' equity....  $    12,419   $    21,760   $    30,226   $    36,192   $   136,966   $    38,618   $   144,282

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and the results of our operations together with our supplemental consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion reflects the retroactive restatement of our accounts to reflect our transaction with NTC, which was accounted for as a pooling of interests. Except where noted, this restatement did not materially affect our historical financial condition and results of operations as it relates to our management's discussion and analysis.

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Our SS7 network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and all of the largest U.S. telecommunications carriers through leased lines. Our SS7 network serves more than 700 network services customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

RECENT DEVELOPMENTS

     On June 30, 2000, we completed our transaction with NTC. NTC is a developer and provider of advanced applications for the wireless communications industry, including prepaid wireless account management and unregistered wireless roaming services. NTC's account management and services enable wireless network providers to offer a wide variety of features intended to control costs and manage usage, including roaming management, multiple rate plans, call blocking, account history and calling pattern monitoring. These services also allow wireless providers to instantly calculate a customer's account balance, while providing for automatic debiting and replenishment of customer accounts.

     For the year ended December 31, 1999, NTC reported net revenues of $16.1 million and net income of $630,000. Between December 31, 1998 and December 31, 1999, NTC's net revenues increased 56%, and for the quarters ended March 31, 1999 and March 31, 2000, its net revenues increased 52%. In connection with the merger, we issued 1,888,944 million shares of common stock and options to purchase up to 80,297 shares of common stock to NTC stockholders and employees. The transaction has been accounted for as a pooling of interests.

PRODUCTS AND SERVICES

     Our products and services can be grouped into three general categories:

     - network services, which includes (1) SS7 connectivity, switching and the transport of messages used to route calls and query databases, (2) intelligent network services, such as database access, including local number portability and support for roaming between carriers, and (3) prepaid wireless account management and unregistered wireless roaming services;

     - clearinghouse services that facilitate payments among telecommunications carriers; and

     - network usage software applications.

     Our SS7 network connectivity, switching and transport services provide telecommunications carriers access to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. Once connected, customers use our SS7 network to route and complete voice and data transmissions and access related and complementary services and applications available from us or from third-party vendors. Once a customer is connected to our SS7 network, we continue to provide support services to maintain and upgrade its connection on a 24 hour a day, seven day a week basis.

     Intelligent network services encompass a number of database query functions, including caller identification, toll-free calling, calling card validation, local number portability and seamless wireless roaming. Each of these services uses our SS7 network to access databases, some maintained by us and others maintained by third parties.

     Prepaid wireless account management and unregistered wireless roaming services include providing a prepaid wireless billing service that charges and replenishes the customer's personal prepaid account and services that provide access to roaming for unregistered users.

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a long distance carrier detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of its customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the long distance carrier, net of our servicing fee.

     Network usage software applications are commercial applications derived primarily from software we developed to create billing data for the use of our SS7 network and services. This software is licensed to carriers and allows them to create billing data to bill another carrier for use of their signaling network or their underlying public-switched telecommunications network.

REVENUES

     Our revenues primarily come from the sale of network services, including SS7 connectivity, switching and transport, the provision of intelligent network services, and the provision of prepaid wireless account management and unregistered roaming services. To a much lesser extent, we derive revenues from our clearinghouse services and network usage software applications.

     Customers generally are charged for connections to our SS7 network on a monthly "per link" basis. If we provision the network facilities that provide their connections to our network, they pay us for establishing the initial connections that link them to our network and pay a separate monthly fee to maintain those links. We generally price these connectivity links on a cost-plus basis based on our facility lease costs. In addition, customers are charged for network switching (the transmission of signaling traffic throughout the network) based on the number of switches to which they signal.

     Our intelligent network services are delivered through our SS7 network and a substantial majority of our customers purchase both SS7 network connections and intelligent network services. Our intelligent network services fall into two general categories: database administration and database query services. In addition to paying monthly fees for SS7 connectivity, our customers pay a per-use or per-query fee for database services. For example, we price local number portability service order administration on a per-ported number basis, and obtain volume-based revenue for accessing the local number portability database on a per-query basis.

     Our prepaid wireless account management services revenues are based on either a per minute basis, where we make a percentage of every minute paid for and used, or on a percentage of monthly access fees regardless of usage. The unregistered wireless roaming service revenue is based on the number of completed calls times a rate per call plus a per minute rate for call duration, net of carrier charges.

     Clearinghouse services are provided on a per message billed basis. Our revenues vary based on the number of messages provided to us by telecommunications companies and other message providers for aggregation and distribution by us to the carrier who will bill to and collect from its customers. Clearinghouse services are relatively mature, are showing a decline in the number of messages processed, and are experiencing competitive pricing pressures.

     Revenues from network usage software applications are derived from licenses of our software products and continuing software maintenance fees. These products have a long sales cycle, with each individual license normally contributing significant revenue to the product line. Therefore, these revenues may change significantly from period to period. However, new sales opportunities for these products in their current form are limited, as many of the customers in the top tier market, consisting primarily of regional Bell operating companies, have already licensed our product.

     The table below indicates the portion of our revenues attributable to network services, clearinghouse services and network usage software applications in 1997, 1998, and 1999, and in the first three months of 1999 and 2000, together with the percentage change in revenues.

                                                                                  THREE MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,                          MARCH 31,
                        --------------------------------------------------   ----------------------------
                         1997      1998     % CHANGE     1999     % CHANGE    1999      2000     % CHANGE
                        -------   -------   --------   --------   --------   -------   -------   --------
                                                     (DOLLARS IN THOUSANDS)
                                                                                (UNAUDITED)
Network services......  $52,829   $70,577      34%     $109,317      55%     $23,315   $32,944      41%
Clearinghouse
  services............    6,723     6,232      (7)        5,851      (6)       1,539     1,315     (15)
Network usage software
  applications........    3,468     5,406      56         1,532     (72)         231       270      17
                        -------   -------              --------              -------   -------
                        $63,020   $82,215      30%     $116,700      42%     $25,085   $34,529      38%
                        =======   =======              ========              =======   =======

EXPENSES

     Our costs and expenses, which we do not attribute directly to individual product lines, consist generally of the following:

     - Carrier costs, which include recurring payments to telecommunications carriers for leased lines and signal transfer point ports. These lines and ports provide connections (1) between our customers and our network,
       (2) among our own network locations and (3) between our network and nearly all other SS7 networks in the United States. Cost of links and ports to our customers is variable, relating directly to the number of links and ports we provide to our customers. Cost of links and ports among our own network locations and to other SS7 networks is primarily fixed. We generally lease lines and ports under tariffs with volume discounts;

     - Operating expenses, which include the cost of providing network services, clearinghouse services and network usage software applications. Such costs primarily include personnel costs and hardware and software maintenance costs to monitor and maintain our network 24 hours a day, seven days a week, maintain and operate our databases, process our clearinghouse messages, and develop and maintain our network usage software applications;

     - Selling, general and administrative, which consist primarily of executive, sales and marketing and administrative personnel and professional services expense; and

     - Depreciation and amortization, which relate primarily to our installed network equipment, our computer hardware and software, our corporate facilities and our network usage software applications.

     The table below indicates our expenses for 1997, 1998, and 1999, and in the first three months of 1999 and 2000, together with the percentage change in expenses.

                                                                                  THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                         MARCH 31,
                         -------------------------------------------------   ----------------------------
                          1997      1998     % CHANGE    1999     % CHANGE    1999      2000     % CHANGE
                         -------   -------   --------   -------   --------   -------   -------   --------
                                                      (DOLLARS IN THOUSANDS)
                                                                                (UNAUDITED)
Carrier costs..........  $17,893   $25,506      43%     $28,004      10%     $ 6,945   $ 6,512      (6)%
Operating..............   18,857    23,288      23       36,623      57        7,539     9,164      22
Selling, general and
  administrative.......   10,382    12,882      24       16,656      29        3,702     4,888      32
Depreciation and
  amortization.........    7,622    10,131      33       13,610      34        2,751     3,643      32
                         -------   -------              -------              -------   -------
                         $54,754   $71,807      31%     $94,893      32%     $20,937   $24,207      16%
                         =======   =======              =======              =======   =======

RESULTS OF OPERATIONS

     The table below indicates the results of our operations expressed as a percentage of total revenues. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                              THREE MONTHS
                                                           YEAR ENDED            ENDED
                                                          DECEMBER 31,         MARCH 31,
                                                      --------------------    ------------
                                                      1997    1998    1999    1999    2000
                                                      ----    ----    ----    ----    ----
Revenues:
  Network services..................................   84%     86%     94%     93%     95%
  Clearinghouse services............................   11       8       5       6       4
  Network usage software applications...............    5       6       1       1       1
                                                      ---     ---     ---     ---     ---
     Total revenues.................................  100%    100%    100%    100%    100%
Expenses:
  Carrier costs.....................................   28      31      24      28      19
  Operating.........................................   30      28      31      30      26
  Selling, general and administrative...............   17      16      14      15      14
  Depreciation and amortization.....................   12      12      12      11      11
                                                      ---     ---     ---     ---     ---
     Total expenses.................................   87      87      81      84      70
                                                      ---     ---     ---     ---     ---
Operating income....................................   13      13      19      16      30
Interest and other income...........................    1       1       2       1       5
Interest expense....................................   (3)     (3)     (2)     (1)     (1)
                                                      ---     ---     ---     ---     ---
Income before income taxes..........................   11      11      19      16      34
Income tax provision (benefit)......................   (1)      4       7       6      13
                                                      ---     ---     ---     ---     ---
Net income..........................................   12%      7%     12%     10%     21%
                                                      ===     ===     ===     ===     ===

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1999

     REVENUES

     Network services. Network services revenues, comprised of revenues from network connectivity, which includes message switching and transport, intelligent network services, and prepaid wireless and unregistered roaming services, increased by $9.6 million, or 41%, to $32.9 million for the three months ended March 31, 2000 ("the first quarter of 2000") from $23.3 million for the three months ended March 31, 1999 ("the first quarter of 1999"). These increases were due to increased customer connections and signaling across our network, substantial growth in queries processed in the line information, caller identification or calling name delivery and toll-free databases, increased market penetration by our calling name delivery customers, growth in the amount of toll-free numbers, the continued nationwide rollout of local number portability, and increases in the subscriber base for prepaid wireless account management services and unregistered wireless roaming services.

     Network connectivity revenues increased by $3.7 million, or 34%, to $14.4 million in the first quarter of 2000 from $10.7 million in the first quarter of 1999. Intelligent network services revenues increased by $4.2 million, or 45%, to $13.3 million in the first quarter of 2000 from $9.1 million in the first quarter of 1999. These increases reflect the overall growth in our customer base and higher caller information services volume as we obtained access to additional caller information maintained in third-party databases. The remainder of these increases was due to continued growth in local number portability volume, offset by competitive pricing pressures for database access. Prepaid wireless account management services and unregistered wireless roaming services revenues increased by $1.7 million, or 52%, to $5.2 million in the first quarter of 2000 from $3.5 million in the first quarter of 1999, reflecting increases in carrier customers, market coverage, and subscriber base.

     Clearinghouse services. Clearinghouse services revenues decreased by $0.2 million, or 15%, to $1.3 million in the first quarter of 2000 from $1.5 million in the first quarter of 1999 due to a continued decline in the number of messages processed. Although the clearinghouse industry continues to experience some residual negative impact from interexchange carriers switching the preferred carrier information on a customer's account without the customer's knowledge or approval, and unexpected charges being billed on a customer's account, we do not expect this to have a material impact on our revenues in the future.

     Network usage software applications. Network usage software applications revenues were comparable in the first quarter of 2000 and the first quarter of 1999. Revenues in both periods were comprised of maintenance fees.

     EXPENSES

     Carrier costs. Carrier costs decreased by $0.4 million, or 6%, to $6.5 million in the first quarter of 2000 from $6.9 million in the first quarter of 1999. Carrier costs decreased as network capacity has been leveraged to support increasing revenues, and network growth has allowed for the realization of volume discounts.

     Operating. Operating expenses increased by $1.7 million, or 22%, to $9.2 million in the first quarter of 2000 from $7.5 million in the first quarter of 1999. These increases resulted mainly from higher personnel expenses related to an expansion of the customer support, operations and engineering functions, increased maintenance costs for new network and systems hardware and software, and database access costs related to toll-free calling revenues.

     Selling, general and administrative. Selling, general and administrative expenses increased by $1.2 million, or 32%, to $4.9 million in the first quarter of 2000 from $3.7 million in the first quarter of 1999. These increases were primarily due to increased incentive compensation expenses and costs associated with being a public company, including annual report publication and increased professional services expenses.

     Depreciation and amortization. Depreciation and amortization expenses increased by $0.8 million, or 32%, to $3.6 million in the first quarter of 2000 from $2.8 million in the first quarter of 1999. These increases reflect the significant investment made in the last two years for network monitoring and data collection hardware and software, database applications, and signal transfer point switches.

     Interest and other income, net. Interest and other income, net increased by $1.5 million to $1.8 million in the first quarter of 2000 from $0.3 million in the first quarter of 1999. The increase reflects increased interest income generated by the investment of $78.3 million of net proceeds from our mid-October 1999 initial public offering and earnings from higher cash balances generated from operations beginning in mid-1999.

     Interest expense. Interest expense decreased by $0.1 million, or 23%, to $0.4 million in the first quarter of 2000 from $0.5 million in the first quarter of 1999. The decrease reflects savings from the conversion of the redeemable subordinated debentures in October 1999, partially offset by increased interest expense from capital leases completed in mid-1999.

     Income taxes. Income tax expense increased by $3.0 million, or 199%, to $4.5 million in the first quarter of 2000, from $1.5 million in the first quarter of 1999, due to increased income, reflecting effective tax rates of 38.0%, and 37.8%, in 2000 and 1999, respectively.

YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     REVENUES

     Network services. Network services revenues, comprised of revenues from network connectivity, which includes message switching and transport, intelligent network services, and prepaid wireless and unregistered user services, increased by $38.7 million, or 55%, to $109.3 million for the year ended December 31, 1999 ("1999"), from $70.6 million for the year ended December 31, 1998 ("1998"), and by $17.8 million, or 34%, to $70.6 million in 1998 from
$52.8 million for the year ended December 31, 1997 ("1997"). These increases were due to increased customer connections and signaling across our network, substantial growth in queries processed in the line information, caller identification or calling name delivery and toll-free databases, increased market penetration by our calling name delivery customers, growth in the amount of toll-free numbers, the rollout of local number portability, and increases in the subscriber base for prepaid wireless account management services and unregistered wireless roaming services.

     Network connectivity revenues increased by $14.4 million, or 41%, to $49.8 million in 1999 from $35.4 million in 1998, and by $9.8 million, or 38%, to $35.4 million in 1998 from $25.6 million in 1997. Intelligent network services revenues increased by $18.5 million, or 74%, to $43.4 million in 1999 from $24.9 million in 1998, and by $6.4 million, or 35%, to $24.9 million in 1998 from $18.5 million in 1997. These increases reflect the overall growth in our customer base and higher caller information services volume as we obtained access to additional caller information maintained in third-party databases. The remainder of these increases was due to continued growth in local number portability volume, offset by competitive pricing pressures for database access. Prepaid wireless account management services and unregistered wireless roaming services revenues increased by $5.8 million, or 56%, to $16.1 million in 1999 from $10.3 million in 1998, and by $1.6 million, or 18%, to $10.3 million in 1998 from $8.7 million in 1997, reflecting increases in carrier customers, market coverage, and subscriber base.

     Clearinghouse services. Clearinghouse services revenues decreased by $0.3 million, or 6%, to $5.9 million in 1999 from $6.2 million in 1998, and by $0.5 million, or 7%, to $6.2 million in 1998 from $6.7 million in 1997. These decreases over the three periods were caused by a continued decline in the number of messages processed and competitive pricing pressures.

     Network usage software applications. Network usage software applications revenues decreased by $3.9 million, or 72%, to $1.5 million in 1999 from $5.4 million in 1998, and increased by $1.9 million, or

56%, to $5.4 million in 1998 from $3.5 million in 1997. Software maintenance revenues were $1.0 million, $0.8 million, and $0 in 1999, 1998, and 1997, respectively. The remainder of the variance was caused by software licensing fees. New sales opportunities for these products in their current form are limited, as many of the customers in the top tier market, consisting primarily of regional Bell operating companies, have already licensed our product. Therefore, revenues may vary significantly from period to period, depending on the mix of license and maintenance fees in any given period.

     EXPENSES

     Carrier costs. Carrier costs increased by $2.5 million, or 10%, to $28.0 million in 1999 from $25.5 million in 1998, and by $7.6 million, or 43%, to $25.5 million in 1998 from $17.9 million in 1997. These increases were due to the growth in leased network connectivity and link and local access and transport area access charges incurred to support increased customer use of our network. Local access and transport area access charges increased significantly through the end of 1998 due to our decision to build links directly into local access and transport areas instead of relying on third-party intermediaries. While the cost of building direct links exceeds that of our prior arrangements, the reliability of our network is enhanced as we gain increased link control and monitoring capabilities. Over the reported periods, carrier costs have decreased as a percentage of revenue as network capacity has been leveraged to support increasing revenues, and network growth has allowed for the realization of volume discounts.

     Operating. Operating expenses increased by $13.3 million, or 57%, to $36.6 million in 1999 from $23.3 million in 1998, and by $4.4 million, or 23%, to $23.3 million in 1998 from $18.9 million in 1997. These increases resulted mainly from higher personnel expenses related to an expansion of the customer support, operations and engineering functions and increased maintenance costs for new network and systems hardware and software. Additionally, we recorded losses of $2.9 million and $1.0 million in 1999 and 1998, respectively, for a loss on a clearinghouse services contract. We have entered into a new contract with this customer and recently completed an agreement to settle items in dispute under the prior contract. As part of that settlement all claims under that contract were waived. Also in 1999, we recorded a $1.5 million impairment loss of the full amount of a 1995 preferred stock equity investment in a start-up company that was previously recorded at cost. The recognition of this loss was coincident with significant liquidity concerns of the investee, and the investee's decision to discontinue its historical primary operations and related uncertainties resulting from a change in the investee's business strategy and direction.

     Selling, general and administrative. Selling, general and administrative expenses increased by $3.8 million, or 29%, to $16.7 million in 1999 from $12.9 million in 1998, and by $2.5 million, or 24%, to $12.9 million in 1998 from $10.4 million in 1997. These increases were primarily due to the addition of personnel necessary to support the overall growth of our business, especially in the areas of customer care and sales.

     Depreciation and amortization. Depreciation and amortization expenses increased by $3.5 million, or 34%, to $13.6 million in 1999 from $10.1 million in 1998, and by $2.5 million, or 33%, to $10.1 million in 1998 from $7.6 million in 1997. These increases reflect the significant investment made in the last two years for network monitoring and data collection hardware and software, database applications, and signal transfer point switches. Included in depreciation and amortization are asset write downs totaling $0.7 million in both 1999 and 1998. The 1999 write down related to asset obsolescence, and the 1998 write down related to our early retirement and replacement of two signal transfer points as part of our network reliability upgrade.

     Interest and other income, net. Interest and other income, net increased by $1.2 million, or 163%, to $2.0 million in 1999 from $0.8 million in 1998, and by $0.3 million, or 53%, to $0.8 million in 1998 from $0.5 million in 1997. The 1999 change reflects increased interest income generated by the investment of $78.3 million of net proceeds from our mid-October 1999 initial public offering and earnings from higher cash balances generated from operations beginning in mid-1999.

     Interest expense. Interest expense increased by $0.1 million, or 5%, to $2.1 million in 1999 from $2.0 million in 1998, and by $0.2 million, or 11%, to $2.0 million in 1998 from $1.8 million in 1997. The components of interest expense changed during the years and reflect increased interest expense from capital leases completed in late 1998 and mid-1999, offset by the reduction in interest expense from the conversion of the redeemable subordinated debentures in October 1999.

     Income taxes. Income tax expense increased by $4.3 million, or 113%, to $8.1 million, an effective tax rate of 37.4%, in 1999 from $3.8 million, an effective tax rate of 41.5%, in 1998, and by $4.5 million, to $3.8 million in 1998 from a tax benefit of $0.7 million in 1997, an effective tax benefit rate of (9.7)%. In 1999, the increases were caused by our increase in income, an increased deferred tax asset valuation reserve of $0.6 million, offset by one-time credits of $0.8 million. The increase in the effective rate in 1998 is partially due to state income taxes. The 1997 provision reflects benefits of $3.2 million comprised primarily of $2.4 million due to the utilization of net operating loss carryforwards and $0.9 million due to the reversal of substantially all of a previously recorded deferred tax valuation allowance as a result of improved operating results. The 1997 provision also reflects federal alternative minimum taxes that could not be completely offset by tax loss carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have relied on a combination of cash generated from operations, commercial borrowings, vendor financing and the issuance of equity securities to fund our operations and capital needs. Currently, our operating activities generate positive cash flows. We anticipate continued high levels of investment in our infrastructure over the next several years to manage increased network volumes, to enhance customer support systems and to continue to improve network and service reliability. Additionally, we anticipate continued investments in the development and acquisition of new services and products related to our network, database and clearinghouse services in order to address changing markets and customer needs.

     Our working capital (current assets in excess of current liabilities) was $114.0 million at March 31, 2000. Our cash and cash equivalent balances included $7.4 million required as working capital to service our clearinghouse services customers. Clearinghouse funds are received and disbursed on a monthly basis. The growth in working capital of $6.1 million from $107.9 million at December 31, 1999, reflects increased cash balances for clearinghouse customers as well as increases in available-for-sale securities and accounts receivable, decreases in accounts payable and due to customers, offset by an increase in income taxes payable.

     Our property and equipment acquisitions were $2.8 million in the first quarter ended March 31, 2000, and $17.3 million for the year ended December 31, 1999. Expenditures for property and equipment were primarily for network equipment to expand capacity and enhance reliability, including network monitoring equipment and local number portability service-related assets. We anticipate capital expenditures of approximately $23.1 million for the last nine months of 2000. These investments will support new product introductions such as mediation services where we have chosen a platform, are in the process of developing the offering, and expect to launch service in August. Transaction costs for the NTC merger are estimated to be approximately $3.5 million.

     At March 31, 2000, we had a secured line of credit expiring August 15, 2001 with Rural Telephone Finance Cooperative ("RTFC") that permits us, subject to certain conditions, to borrow up to $7.3 million, not to exceed 80% of accounts receivable. There were no borrowings against this line of credit at that date. Additionally, at March 31, 2000, we had $3.8 million of unused loan facilities established or committed with RTFC, expiring in the years 2000 and 2001. Long-term secured notes payable to RTFC were $6.8 million at March 31, 2000, with various maturity dates ranging from August

2000 to March 2015. On June 22, 2000, we entered into an agreement with Bank of America to provide a $10 million unsecured line of credit and $15 million unsecured capital expenditure facility. The line of credit has a three year term, with a one year extension available at the end of the second year. The capital expenditure facility has a five year term. The RTFC will continue to provide the mortgage financing for our headquarters facility, but has released the lien on our other assets. The mortgage will be secured by a first trust deed on our building and land located in Lacey, Washington. As a result of the new agreement with Bank of America, the line of credit and unused loan facilities with RTFC have been canceled.

     At March 31, 2000, we also had a $10.0 million variable rate credit agreement with Frost National Bank, comprised of a $4.0 million working capital line and a $6.0 million capital expenditure line. This facility was paid off in connection with the closing of the NTC merger.

     We believe that our existing cash balances, funds generated from our operations, and borrowings available under our existing credit agreements will be sufficient to meet our anticipated capital expenditure and working capital needs for the foreseeable future. However, acquisitions of complementary businesses or technologies may require significant capital beyond our current expectations, which would require us to issue additional equity securities and/or incur additional long-term debt.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our market risks relate primarily to changes in interest rates. We are exposed to this risk in two specific ways. First, we have debt outstanding. Our secured notes payable to RTFC, which were $6.8 million at March 31, 2000 and $7.5 million at December 31, 1999, have a variable interest rate, which exposed our earnings and cash flows to changes in interest rates. The rate of these secured notes is based on the lender's cost of funds. We also have a $10.0 million unsecured line of credit and a $15.0 million unsecured capital expenditure facility with Bank of America with a variable interest rate based on LIBOR. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2000, our net income and cash flows would decrease by an immaterial amount. We paid off the loan from Frost National Bank in connection with the closing of the NTC merger.

     The second component of interest rate risk involves the short-term investment of excess cash. Such risk affects fair values, earnings and cash flows. Excess cash is primarily invested in overnight repurchase agreements backed by U.S. government securities. These are considered to be cash equivalents and are shown that way on our balance sheet. We had securities available-for-sale of $80.8 million at March 31, 2000 and $79.7 million at December 31, 1999, which represent the investment of our initial public offering net proceeds. Available-for-sale securities are primarily comprised of commercial paper, and have provided earnings of $1.0 million in 1999, or approximately $4.0 million on an annualized basis.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the recognition, measurement, and reporting of derivatives and hedging activities and is effective for our year ending December 31, 2001. We anticipate that the adoption of this new accounting standard will not have a material impact on our consolidated financial statements, but we continue to evaluate that impact. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101 ("SAB 101"), "Revenue Recognition in Financial Statements". This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. We believe that our revenue recognition principles comply with SAB 101. We will continue to evaluate interpretations of SAB 101.

                                    BUSINESS

OVERVIEW

     We operate the largest unaffiliated SS7 network in the United States and are a leading provider of complementary intelligent network and SS7 services to telecommunications carriers. Connection to our network gives carriers access to the system of signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure through a single source. Our SS7 network also provides us with an established platform from which we can provide other value-added services. The provision of SS7 network services is our primary focus and we are not affiliated with any telecommunications carrier.

     SS7 is the industry standard used by almost every switched telephone network operator in the United States and Canada to identify available network routes and designate the circuits to be used for each individual telephone call. SS7 networks also provide access to intelligent network services, such as caller identification, calling card validation and other specialized database access functions, all of which are performed in the seconds it takes to complete a call. SS7 networks are specialized packet-switched data networks that provide these control functions and services in parallel with separate voice networks.

     Through our networks, we provide:

     - SS7 connectivity, switching and transport;

     - intelligent network services, including local number portability and support for roaming between wireless carriers and various specialized database services; and

     - prepaid wireless account management and unregistered wireless roaming services.

     Also, we serve the telecommunications industry with:

     - clearinghouse services to facilitate payment among telecommunications carriers; and

     - network usage software applications.

     Our SS7 network is composed of specialized SS7 switches, sophisticated computers and databases strategically located across the country. These elements interconnect our customers and the largest U.S. telecommunications carriers through leased lines. Our network serves over 700 network services customers, including incumbent local exchange carriers, competitive local exchange carriers, long distance companies, wireless telecommunications providers and Internet service providers.

     Our SS7 network today consists of 11 mated pairs of SS7 signal transfer points, which are specialized switches that manage SS7 signaling, and into which our customers connect via leased lines. We own four pairs and lease capacity on seven pairs of SS7 signal transfer points from regional partners. The combination of these regional partner signaling transfer points with our own provides us with one of the most extensive inter-carrier SS7 networks in the United States.

     Our wireless account management network has over 200 locations at our customers' mobile telephone switching offices in over 800 markets in the United States. In locations where we do not have equipment servicing a mobile telephone switching office, we utilize remote switching units to link to our network.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - SINGLE SOURCE ACCESS TO SS7 NETWORK AND INTELLIGENT NETWORK SERVICES. We provide our customers connectivity to the signaling networks of nearly the entire U.S. public-switched telecommunications infrastructure and an array of network-enabled services through a single source. We believe most of our customers choose not to build in-house SS7 networks due to the significant capital and technical expertise required to install and manage necessary SS7 connections with the largest U.S. telecommunications carriers.

     - ESTABLISHED CUSTOMER RELATIONSHIPS BASED ON INDEPENDENCE AND
       NEUTRALITY. As the largest non-carrier affiliated SS7 network provider, we have fostered business relationships with AT&T, MCI WorldCom, Sprint, all of the regional Bell operating companies, many major competitive local exchange carriers and a significant number of wireless operators, independent telephone companies and interexchange carriers. Our customers consider the subscriber information we manage for them to be confidential, and we believe that our independence and neutrality significantly enhance our attractiveness as a provider of outsourced SS7 services. In addition, our established relationships provide us with the opportunity to sell additional services to a broad base of customers while limiting our dependence on any single customer. We believe that the need for such broad relationships poses a significant barrier to entry for other potential SS7 service providers.

     - PROVEN BUSINESS MODEL WITH STABLE AND RECURRING REVENUE STREAMS. Our networks provide us with a profitable base of recurring service revenue. We believe this recurring revenue stream gives us greater clarity as to our projected financial performance and future capital needs and significantly enhances our planning processes. We also believe that the costs incurred by a carrier in moving to a competitor's SS7 network are relatively high, further strengthening the stability of our revenue base.

     - ABILITY TO LEVERAGE OUR EXISTING SS7 NETWORK PLATFORM TO OFFER NEW AND INNOVATIVE SERVICES. Our SS7 network is advanced and flexible, which enables us to rapidly add services to our existing offerings with limited service disruptions or additional costs. We have added and expect to continue to add new services which we believe will complement the services we currently provide to existing customers, and therefore increase revenues per customer, as well as help us to add new customers.

     - ABILITY TO LEVERAGE OUR PLANNED OSS MEDIATION PLATFORM TO PROVIDE ADDITIONAL SERVICES. We believe our planned OSS mediation platform, which will use our SS7 network and established interfaces with multiple carriers to facilitate communication among their back office or operational support systems, will enable us to provide additional services to existing customers and to attract new customers. Because of the complexity of establishing intercarrier interfaces, we believe there is a growing need for outsourced OSS mediation and that we are well equipped to provide these services.

     - POSITIONED TO BE THE SS7 SERVICE PROVIDER OF CHOICE TO INTERNET PROTOCOL-BASED CARRIERS. As one of the largest providers of outsourced SS7 and intelligent network services in the United States, we are strategically positioned to provide those services to emerging Internet protocol-based carriers who must access existing public-switched telecommunications networks to serve their rapidly growing customer bases. Emerging packet-based carriers need access to the signaling-based services that are used by traditional circuit-based telecommunications providers. By working with manufacturers, such as Cisco and Lucent, to certify the operation of their equipment with our network, we have positioned ourselves to provide these signaling-based services to these new communications providers. Our SS7 expertise also allows us to offer services to Internet service providers who choose to use SS7-based signaling to offer more efficient and cost-effective service to their customers.

OUR GROWTH STRATEGY

     Our growth strategy consists of the following key elements:

     - BROADEN OUR CUSTOMER BASE BY TARGETING EMERGING CARRIERS. We intend to continue to aggressively grow our customer base by targeting new telecommunications carriers as they enter the market. These carriers include competitive local exchange carriers, integrated communications providers, wireless carriers and Internet service providers. We expect continued growth in the number of telecommunications providers entering the market. We believe we will be the SS7 service provider of choice to these emerging entrants who are unlikely to risk outsourcing their critical SS7 services to one of their competitors.

     - PROVIDE NEW SERVICES TO HELP DIFFERENTIATE OUR CUSTOMERS FROM THEIR COMPETITORS. The competitive nature of the telecommunications industry requires providers to offer enhanced services to maintain existing or attract new customers. Many of these enhanced services are implemented through the SS7-based intelligent network. We intend to continue to deliver new and enhanced services and applications that will enable our customers to broaden their service offerings and thus improve their market position.

     - GENERATE ADDITIONAL REVENUE THROUGH OUR SS7 NETWORK USAGE MEASUREMENT CAPABILITIES. We will seek to use our proprietary network usage software applications and related expertise to develop services to monitor usage of customers' networks and capture usage pattern data. The hardware and software investments we have made to capture data elements contained in SS7 signaling messages give us the ability to gather valuable information about telephone calls facilitated by our network. In many cases, we can obtain more information about calling patterns and interactions with other networks from our SS7 network than any single carrier can on its own. We are developing services that will enable our customers to use this information to more efficiently operate their networks and develop targeted marketing plans.

     - BECOME THE PREFERRED PROVIDER OF SS7-BASED SERVICES TO EMERGING INTERNET PROTOCOL-BASED CARRIERS. We believe that providing carrier-class intelligent network capabilities is one of the biggest challenges facing emerging Internet protocol-based carriers. We have worked with hardware providers, including Cisco and Lucent, to certify new SS7-related equipment for emerging Internet protocol-based carriers. Our core competencies of database management and signaling-based communications position us well to offer services similar to our existing offerings in an Internet protocol-based network. As one of our initial steps in developing services for these Internet protocol-based network providers, we offer signaling capabilities to Internet service providers that help them to improve service quality by reducing congestion on their networks while lowering their costs. We intend to pursue additional opportunities to provide intelligent network capabilities using emerging Internet protocol-based technologies.

     - DEVELOP AND MARKET OSS MEDIATION SERVICES. We are developing an OSS mediation service to meet the growing demand for interface between carriers to execute complex transactions. We intend to initially focus on existing customers before expanding to new customers. We believe that our mediation service will be more attractive to carriers than the alternative of developing their own interfaces with other carriers.

     - STRENGTHEN OUR MARKET PRESENCE THROUGH SELECT ACQUISITIONS. We will actively seek to acquire companies that possess complementary service offerings. Companies that have developed signaling-based services or services that can be improved or delivered more economically through the use of our SS7 network can provide us incremental revenues and net income. Through select acquisitions, we believe we can combine new, complementary services with our existing product line and extensive network, to increase our market reach and broaden our service portfolio.

OUR HISTORY

     We were formed as U.S. Intelco and began operations in 1981. Our original mission was to maintain the independent telephone company customer records for AT&T. Throughout the 1980s, we expanded our service portfolio with the addition of clearinghouse and revenue administration services for telecommunications carriers.

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

     In the late 1980's the industry began to transition to SS7 technology. We capitalized on this shift to SS7 in 1989 by forming a subsidiary to develop and maintain an SS7 network for independent telephone companies that needed SS7 capabilities but lacked the expertise or resources to develop their own network. We continued to develop services that use SS7 technology, including outsourced maintenance of a line information database for calling card validation, billing validation and third-party collect call validation.

THE TELECOMMUNICATIONS INDUSTRY

     Historically, telecommunications carriers operated in a highly regulated environment with little or no competition. Recently, governments worldwide have begun to deregulate the telecommunications industry in order to reduce costs and improve service. Deregulation has encouraged the emergence of many new telecommunications carriers and increased competition. New entrants to the global telecommunications landscape include:

     - competitive long distance and local exchange carriers;

     - competitors to government post, telephone and telegraph companies outside the United States;

     - wireless carriers;

     - resellers, such as calling card providers; and

     - Internet service providers.

     Deregulation has also opened specific service opportunities to competition, such as the provision of toll-free number database services, line information database services and local number portability.

     Increased competition in the telecommunications industry is forcing carriers to differentiate themselves by providing advanced, value-added services. Examples of these services include personal toll-free numbers, prepaid calling cards, caller identification, real time billing validation, customized routing and billing and voice messaging. Carriers in a growing number of markets are also being required to provide local number portability, which enables a customer to change local telephone service providers without changing its telephone number. Providing these services requires SS7 connectivity and simultaneous database access through an SS7 network.

     Telecommunications networks have also significantly increased in complexity in order to accommodate the functionality requirements of these value-added services, such as local number portability, which was mandated in 1996 by the FCC to be implemented beginning in 1999 for wireline carriers and in 2002 for wireless carriers. These intelligent networks allow for various functions to be distributed flexibly throughout the network. For example, intelligent network functions enable carriers to deploy advanced services on computer systems separate from the switching systems that connect their customers. The computer system is accessed through the SS7 network, reducing cost and increasing quality of customer service.

     The growth of intelligent networks, coupled with a significant increase in demand for telecommunications and Internet-related data services, has resulted in corresponding demand for telecommunications infrastructure and advanced networking technologies. Telecommunications carriers must provide the very highest quality and reliability of service to remain competitive.

     Competitive local exchange carriers must establish interfaces with several other carriers to provide services to their customers. Establishing an interface with another carrier can be difficult and time consuming. We believe that there is a growing need for mediation services to assist in the establishment of these interfaces.

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

PRODUCTS AND SERVICES

     As illustrated in the diagram below, we provide our customers with various products and services. The majority of our products and services are directly related to our SS7 network, as either part of the connectivity, switching and transport function of the SS7 network or as intelligent network services delivered over our SS7 network or our wireless account management network. In addition, we provide clearinghouse services and license specially designed software for measuring network usage.

                               [PRODUCTS DIAGRAM]

     NETWORK SERVICES -- CONNECTIVITY, SWITCHING AND TRANSPORT

     Our network services provide carriers with:

     - connectivity to SS7 networks throughout the United States via access to our network at any of 11 signal transfer point mated pairs located throughout the country;

     - the ability to deliver a full range of services, via SS7 connectivity, to the incumbent local exchange carriers who serve 230 of the 237 local access and transport areas and major independent local exchange carrier regions in the United States; and

     - the opportunity to save time and resources on establishing and maintaining SS7 links. We provide complete engineering, installation, testing and activation of all links to our network and work closely with carriers to ensure configurations meet their specific requirements.

     SS7 Connectivity, Switching and Transport. These are all component parts of our basic SS7 trunk signaling service. Trunk signaling reduces post-dial delay, allowing call connection almost as soon as dialing is completed. This enables carriers to deploy a full range of intelligent network services more quickly and cost effectively. By using our trunk signaling service, carriers simplify SS7 link provisioning by outsourcing this to us and can:

     - increase trunk efficiency through faster call completion and disconnect;

     - reach all local, interexchange and wireless carriers' networks through our access to hundreds of carriers;

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

     - enhance network reliability by having us monitor the performance of their SS7 connections 24 hours a day, seven days a week;

     - facilitate custom local area signaling services, such as caller identification; and

     - lower access costs for local delivery of interexchange and wireless calls.

     Database Access Messaging. We provide the SS7 functions that enable carriers to find and interact with network databases and conduct the database queries that are essential for many advanced services. Combined with connectivity to our SS7 network, we provide access to the database information that enables carriers to deliver a full range of custom local area signaling services to their customers.

     Seamless Roaming. In 1993, the Cellular Telecommunications Industry Association endorsed us, for a period of five years, as the nationwide provider of IS-41 signaling in support of seamless roaming. We remain a nationwide provider of seamless roaming support using the IS-41 signaling protocol. IS-41 allows carriers to provide support for roamers visiting their service area, and for their customers when they roam outside their service area. It enables number validation inside and outside carriers' service areas by accessing our SS7 network. All U.S. wireless carriers providing subscribers with automatic call delivery and autonomous registration while roaming use IS-41 or the recently introduced GSM-MAP protocol, which we also support.

     NETWORK SERVICES -- INTELLIGENT NETWORK SERVICES

     Intelligent network services encompass a number of database query functions, the most significant of which are local number portability, line information database access and transport, toll-free database access and transport and caller identification or calling name delivery access and transport. Each of these services uses our SS7 network to access our databases and others maintained by third parties.

     Local Number Portability. In 1996, the FCC mandated that incumbent local exchange carriers implement wireline number portability in all major U.S. markets beginning in 1999. Local number portability allows a telephone subscriber to switch local service providers while keeping the same telephone number. It substantially complicates the process of completing an ordinary telephone call, since the destination telephone number in an area where local number portability has been implemented no longer bears any direct relationship to its actual physical location on the network. In order to complete a call to a telephone number in an area where local number portability has been implemented, a carrier must conduct a simultaneous database query to route the call correctly. We manage interactions with number portability databases and provide database queries on a call-by-call basis, thereby allowing carriers to deploy local number portability without the high cost of building their own infrastructure.

     Wireless carriers have not been required to port telephone numbers between carriers until November 2002. Today they are responsible for routing ported telephone numbers when completing calls to ported areas. Our local number portability solution provides wireless carriers with this routing information today.

     Our local number portability services include:

     - service order administration, which gives carriers online access to manage portability information, send that information to the appropriate national Number Portability Administration Center and retrieve information about what actions other service providers may have taken;

     - a local service management system that is the hardware and software database platform necessary to manage customer call routing information;

     - data access to the appropriate local number portability service control point for the information necessary to complete a call; and

     - wireless number portability.

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

     We believe our local number portability services are highly competitive because we provide integrated, turnkey management of sophisticated and time-consuming local number portability databases, a single interface to all of the seven Number Portability Administration Centers in the United States and 24 hour a day, seven day a week technical support.

     Line Information Database Access and Transport. Line information databases are developed and maintained by telecommunications carriers to store information about their subscribers necessary to provide enhanced services such as validating telephone numbers and billing information. For example, when a caller tries to bill a call with a calling card, the local carrier where the call is initiated sends a query over the SS7 network. The SS7 network then determines the appropriate database to validate the card number, routes the information to the switch that analyzes the response and determines how to treat the call.

     Through our SS7 network, we offer high-speed access to all of the line information databases in the United States for seamless, nationwide access to subscriber information. We also manage and operate our own database of over 23 million line information records. Our SS7 network and database access allow carriers to deliver, in fractions of a second, seamless access to subscriber information through our access agreements with all databases in the country, for purposes such as validating calling card, collect and third party billed calls.

     Key features of our line information database services include:

     - fraud protection features, such as usage monitoring, auto-deactivation, lost and stolen card service and domestic restrictions to fight international calling card fraud; and

     - high capacity and reliability, fully meeting industry standards for call processing throughput, storage volume capacity, fault tolerance and redundancy.

     Toll-Free Database Access and Transport. Our SS7 network provides access to all toll-free numbers in the country for call routing. When a caller dials a toll-free number from one of our customers' areas, our customer launches a query over our SS7 network. Our network routes the query to a national toll-free database, retrieves information and identifies the appropriate carrier and other routing information as necessary. Our network returns the response to our customer for call routing.

     Calling Name Delivery Access and Transport. Caller identification or calling name delivery service has become an increasingly popular value-added offering for telephone subscribers. Most local exchange carriers provide a caller identification service that displays a caller's telephone number. The originating caller's telephone number is part of the SS7 signaling message that sets up a telephone call; however, providing the caller's name requires the ability to obtain the name that matches that telephone number from a line information database. We develop and offer calling name database access, allowing carriers to query many regional Bell operating companies and major independent telephone carriers and reduce the "name not available" messages that customers receive. We also manage and operate a database for storage of incumbent local exchange carrier, competitive local exchange carrier and wireless calling name records.

     Key components and features of our calling name database include:

     - a high capacity calling name database that consistently meets applicable industry standards for queries per second and data storage volumes;

     - a city/state database in addition to our main calling name database. If a caller's name is not accessible, a carrier can deliver the caller's city and state location, giving subscribers a better indication of who is calling and reducing "name not available" messages; and

     - automatic dual updating of our calling name database and our line information database.

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

     Other Services. We also provide other intelligent network services to our customers. For example, in addition to network access, we provide a centralized database of IS-41 messages that enables a wireless carrier to manage and monitor its roaming activities more efficiently while also providing protection against the illegal use of cellular phone identification numbers in more than one phone.

     OSS Mediation Services. We are developing an OSS mediation service to enable our customers to overcome the significant complexities of ordering local service elements from other carriers, such as directory services, emergency 911 service and other local connections. We believe that this mediation service will simplify and manage the interfacing of operational support systems such as provisioning and element management among carriers that are our customers. The mediation platform we are developing will enable us to provide additional services to our existing customers and to attract new customers. In order to establish an efficient and competitive entry point in this market we plan to phase in the implementation of this service with a number of our existing customers. We will initially focus on local service request transactions, such as pre-ordering and ordering the elements required for provisioning basic telephone service for a carrier's new customers.

     We believe that our mediation services will be more attractive to competitive local exchange carriers than the alternative of developing multiple interfaces with other carriers on their own. Negotiating and implementing an interface with another carrier can be difficult and time consuming, as a competitive local exchange carrier may need to establish an interface with several other carriers. Although there are industry efforts to standardize carrier interfaces, they vary substantially from each other and place a significant burden on competitive local exchange carriers seeking to establish these interfaces. We believe our mediation services will reduce the costs and complexities of interconnection between carriers.

     In order to complement the OSS mediation service we are developing, we recently announced an alliance with Quintessent(TM) Communications, Inc. to introduce the first full-service interconnection software and services package to deliver outsourced OSS mediation and e-commerce functionality. We believe Quintessent is a leader in developing software that makes efficient inter-carrier trading networks possible and that Quintessent's Tele.Commerce(TM) solution will allow us to provide a more complete OSS mediation service for carriers.

     NETWORK SERVICES -- PREPAID WIRELESS ACCOUNT MANAGEMENT AND UNREGISTERED WIRELESS ROAMING SERVICES

     SmartPay. SmartPay is a network-based prepaid wireless account management service offered to wireless carriers for their subscribers. SmartPay is unlike most prepaid services currently offered because it employs an "account card" instead of a debit card. This account card allows providers to automatically debit a customer's account and to calculate how much a customer has used on his account. It also allows the customer to automatically replenish his account. The account card is a permanent account. Therefore, it reduces fraud and retail inventory risks associated with the management of traditional prepaid cards and establishes a relationship between the carrier and the wireless user. With SmartPay, wireless carriers can offer customers flexible rate plans, features and enhancements, which are comparable with postpaid plans, while eliminating credit risk and bad debt expense. SmartPay enables:

     - replenishment over the phone using a credit card or bank debit card;

     - real-time replenishment at over 4,000 retail outlets in the United
       States;

     - replenishment outside a carrier's home market;

     - flexible replenishment amounts; and

     - a complete record of all cash transactions and details of calls including roaming and long distance charges via the Internet.

     Due to the ease of replenishment and the ability to allow wireless carriers to offer popular and economical "bundled minutes" plans on a prepaid basis, we believe that SmartPay can increase customer

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

retention in comparison to prepaid debit cards. Furthermore, wireless carriers using SmartPay can provide a larger roaming presence for their prepaid customers and establish their own roaming rates in conjunction with their "home" marketing initiatives. SmartPay utilizes our wireless account management network.

     American Roaming Network Services. Our American Roaming Network services provide wireless carriers with a solution for handling calls originated from wireless phones with unregistered users. We designed this service so that unregistered users can debit their personal prepaid account while roaming or use an alternative payment method such as a credit card for calls without live operator intervention. This significantly reduces call set-up time, resulting in higher call completion rates. The American Roaming Network service provides an appealing source of additional revenue to wireless carriers from calls that could not otherwise be completed by unregistered users. Our American Roaming Network services utilize our wireless account management network.

     CLEARINGHOUSE SERVICES

     Our clearinghouse services include serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. For example, we receive a monthly report from a carrier that provides long distance services detailing the long distance calls made by the customers of another carrier. We prepare statements to each billing carrier of the customers' usage, which the billing carrier then uses to bill its customers. The billing carrier remits the payments received from its customers to us. We aggregate these payments and remit them to the carrier providing the long distance service, net of our servicing fee.

     With our clearinghouse services, carriers can:

     - bill and collect messages in a simple consolidated invoice that other providers may otherwise bill separately to the local carrier's customers;

     - bill and collect operator-assisted and calling card calls made through MCI WorldCom, Sprint and other interexchange carriers; and

     - bill and collect direct dialed long distance calls for selected interexchange carriers.

     NETWORK USAGE SOFTWARE APPLICATIONS

     Our network usage software was developed as a commercial derivative of software originally developed to measure and monitor the usage of our own SS7 network. Using our AMAT7 software, in conjunction with equipment provided by Agilent, SS7 network operators can measure network usage to allow them to bill other carriers for the use of their SS7 network. Our CDR7 software captures call record detail directly from SS7 signaling links and provides this information in a format that allows for billing to, and verification of invoices received from, other carriers.

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OUR NETWORKS

     OUR SS7 NETWORK

     The following diagram illustrates the relationship of the basic components of the SS7 network:

                              SS7 NETWORK DIAGRAM

                              [ILLUMINET GRAPHICS]

     A telephone call involves two types of information: the call content (voice, computer data or video) and the signaling information about the call (such as the party initiating the call and the number being called). This signaling information is required to connect, manage and bill for the call. Therefore, modern telecommunication networks not only must convey information between points, but also must identify the best routes for connections, control the allocation of resources used to transfer the information and keep transaction records for billing and measurement purposes.

     The call transmission portion of the U.S. public-switched telecommunications network uses voice switches located in the offices of local and long distance service providers. These switches gather traffic from homes and businesses over local loops and direct it over trunks through the mesh of different carriers' networks across the country and around the world. Finally, the traffic is passed onto a local loop for termination at the distant end.

     The SS7 network directs calls through carriers' networks and provides advanced functions such as completing toll-free calls, identifying calling party name and tracking telephone numbers transferred between local telephone companies, also known as local number portability. SS7 is a standardized set of protocols and architecture that has been implemented by telecommunications carriers worldwide beginning in the mid-1980s. SS7 uses packet-switching technology and transmits signaling messages on

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

data circuits that are independent of the callcircuits it controls. Because SS7 messages travel on discrete circuits, SS7 is often referred to as "out-of-band" signaling. SS7 networks are designed to be reliable, flexible and scalable and have high capacity, enabling telecommunications carriers to provide new services quickly and to enhance the network bandwidth used for trunk connections.

     Whenever a call originates in a phone network with intelligent network services, a message signal unit is generated by the originating switch and sent to the proper destination switch over the SS7 network. All signaling used for establishing a call, disconnecting a call, database query and response and SS7 network management is carried by these message signal units. As the message signal unit is routed by the signaling system, the appropriate switches in the local and, if necessary, long distance telephone networks reserve the circuits needed to complete the telephone call. Finally, the message signal unit reaches the destination switch and the destination switch processes the dialed number stored in the message signal unit to connect the call to the dialed party.

     The SS7 network consists of three basic network and software components:

     Service Switching Points: "SS7-enabled voice switches." Service switching points are carriers' voice switches (for example, a Lucent 5ESS switch) that use SS7 technology. In addition to originating, terminating and switching calls, service switching points exchange messages with other service switching points, signal transfer points and service control points throughout the network.

     Signal Transfer Points: "data switches for SS7 traffic." Signal transfer points are packet switches that provide access to the SS7 network and route SS7 messages among service switching points and service control points. These are the traffic controllers of the SS7 network. Signal transfer points typically consist of highly reliable computers running special software.

     Service Control Points: "intelligent SS7 databases." Service control points are computers that house databases containing customer and network information. This information is used by the SS7 network for call routing, billing and intelligent network database services.

     Our SS7 network consists of 11 mated pairs of signal transfer points strategically located across the United States. We own four pairs of signal transfer points and currently lease capacity on seven pairs of signal transfer points owned by our regional partners. We are currently in the process of installing one additional mated pair of signal transfer points and are planning to install another additional mated pair within the next 12 months. In June 2000, we disconnected our link to a leased pair of signal transfer points. We expect to replace this pair with one that we will own.

     Our leases generally have renewable two year terms. If a signal transfer point lease is terminated, we may continue to use the capacity for up to one year until we are able to move our affected customers to another signal transfer point.

     Our SS7 network is connected to 230 of the nation's 237 local access and transport areas and major independent local exchange carrier regions, either through a direct connection to the local access and transport areas or through a gateway switch belonging to the regional Bell operating company. We have over 400 dedicated connections to local access and transport areas. As of March 31, 2000, we provided signaling for approximately 18,988 trunk groups providing customers with local access and transport areas access.

     We connect our customers to our nationwide SS7 network through links to our signal transfer points. As of March 31, 2000, we had approximately 1,996 access links in service.

     In addition to signal transfer points and associated equipment, we maintain a network operations center in Overland Park, Kansas. We also maintain our intelligent network services databases, related computers and storage devices in our headquarters building in Lacey, Washington and in our regional signal transfer point offices in Mattoon, Illinois and Rock Hill, South Carolina.

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

     OUR WIRELESS ACCOUNT MANAGEMENT NETWORK

     We have hardware installed in over 200 locations at our customers' mobile telephone switching offices serving over 800 markets in the United States. In locations where we do not have equipment servicing a mobile telephone switching office, we utilize the public switched telephone network to transport the call to our switching center in Dallas.

     Our wireless account management network consists of a switching matrix, a database server and interactive voice response units utilizing the Windows NT(TM) operating system. These network components are connected via both a local and a wide area network for credit validation/approval, pre-validated roaming inquiries, account replenishment activities and customer service interconnection. We internally developed all call management and product services software used by our network.

     Dedicated circuits conduct communication and signaling between the mobile telephone switching offices and our on-site equipment. This equipment can accept dual tone multi-frequency, SS7 or IP signaling protocols. It also serves as the platform for our SmartPay wireless account management services and our American Roaming Network services for unregistered users.

SALES AND MARKETING

     Our sales force is made up of 22 direct salespeople and two telemarketers. Eleven of these salespeople are located in our Overland Park office, five in Dallas, with six regional account managers located strategically throughout the United States. In addition to our direct sales force, we maintain a customer care center with 12 customer service representatives in our Lacey office to handle customer requests and updates.

     Our marketing and sales division identifies customer needs for network services and promotes our large, reliable network, our competitively priced services and our neutrality in dealing with carriers. The number and complexity of our products and services increase the required training and specialization of our sales force and support staff.

     We believe strong account management is our key to a successful sales effort. We use a consultative sales approach, working with carriers to establish and maintain relationships that identify and serve customer needs proactively. We also pursue opportunities to develop custom solutions to meet large customer requirements.

     We provide incentives for our direct sales staff to further develop their consultative relationship with our customers by offering bonuses in addition to salary and commissions. These bonuses are based on a number of factors, including customer satisfaction, customer retention and new business development.

     We retain an independent consulting company annually to gauge our customer satisfaction. This consulting company, in conjunction with our review team, identifies recent successes and plans improvements for the next year. The results of these surveys show a high level of customer satisfaction.

CUSTOMERS

     Our customer base is diversified across the many different types of facility-based and reseller carriers in the United States. Our top ten customers accounted for approximately 47% of our revenues for the year ended December 31, 1999, and no customer represented more than 12% of our revenues in that year. As of March 31, 2000, in addition to 330 independent telephone companies, our customer base includes 82 wireless carriers, 227 competitive local exchange carriers and 88 interexchange carriers, 10 ISP customers and 29 other customers. In 1999, we earned approximately 12% of our revenues from AT&T and its affiliates, with no single affiliate contributing more than 7% to our total revenues. In the first quarter of 2000, AT&T and its affiliates represented approximately 11% of our total revenues, with

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

no single affiliate representing more than 7%. Each of our products and services serves multiple customer types as described below:

     - Network Services-Connectivity, Switching and Transport: The customer focus for these services includes long distance carriers, operator service providers, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our signaling services customers include AT&T, MCI WorldCom, BellAtlantic Mobile, U.S. Cellular and Winstar.

     - Network Services-Intelligent Network Services: The customer focus for these products includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies, competitive local exchange carriers, Internet protocol-based carriers, and wireless carriers. Our intelligent network services customers include Frontier, Alltel, BellSouth, AT&T and MCI WorldCom.

     - Prepaid Wireless Account Management and Other Advanced Wireless
       Applications: Our wireless customers include the wireless business of Alltel, United States Cellular and CenturyTel.

     - Clearinghouse Services: The customer focus for these services includes long distance carriers, operator service providers, regional Bell operating companies, independent telephone companies and competitive local exchange carriers. Our clearinghouse services customers include AT&T, MCI WorldCom and ZeroPlus Dialing, Inc.

     - Network Usage Software Applications: The user focus for these products includes regional Bell operating companies and other large carriers. Users of our network usage software applications include SBC, US West, and BellSouth.

COMPETITION

     The market for SS7 network access and related services is relatively new, but intensely competitive. It is subject to rapid technological change, evolving industry standards and regulatory developments. We expect competition to increase in the future. We compete with a number of U.S. and international companies that vary in size and in the scope and breadth of the products and services they offer. Our competitors for SS7 network access and intelligent network services include subsidiaries of AT&T, MCI WorldCom, Southern New England Telephone, Sprint, GTE and regional Bell operating companies, as well as other companies. Many of our competitors are small business units of very large companies, that currently do not actively market their SS7 networks or services. It is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. As a result, those competitors may be able to more quickly develop or adapt to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Increased competition is likely to result in price reductions, reduced margins and loss of market share. We compete with Boston Communications Group, Priority Call, Subscriber Computing and to a lesser extent Brite Voice in the provision of prepaid wireless account management services. Our primary competitor for our unregistered user services is Boston Communications Group. We currently compete with only one other significant company, National Exchange Carrier Association -- Independent NECA Services, with respect to our clearinghouse services. INET, Inc. is our main competitor for network usage software applications.

     We believe that our ability to compete successfully depends on numerous factors, both within and outside our control, including:

     - our responsiveness to telecommunications service providers' needs;

     - our ability to support existing and new industry standards;

     - the development of technical innovations;

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

     - our response to regulatory changes; and

     - the quality, reliability and security of our products and services.

     We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures that we face will not materially adversely affect our business, financial condition and operating results.

REGULATION

     We are not subject to the direct regulation of the FCC or any state utility regulatory commission. Some of our customers, however, may be subject to federal or state regulation that could have an indirect effect on our business. Because we do not provide voice-grade or data services that are deemed to be common carrier telecommunications services, we do not anticipate that our services will be subject to regulation by the FCC or state public utility commissions. However, future regulation of lines of business we may enter could directly affect our business or indirectly affect our business through its impact on our customers. Alternatively, any future change in laws or regulations could subject us to direct regulation by the FCC or any other federal or state agency.

EMPLOYEES

     As of March 31, 2000, we had 411 employees, of whom 254 were engaged in operations, 89 were engaged in sales and marketing, and 68 were engaged in administrative and other business support functions. We believe our relationship with our employees is good. We have no collective bargaining agreements and no unionized employees.

     Our success depends, in part, upon our ability to continue to attract, motivate and retain additional highly qualified employees, particularly employees with SS7 knowledge and experience. The process of locating employees with the skills and attributes necessary to implement our strategy is lengthy. The loss of any existing key employees or the inability to attract, motivate and retain additional qualified employees could affect our ability to expand our network and enhance our products and services. See "Risk Factors -- We may have difficulty attracting and retaining employees with the requisite skill to execute our growth plans."

FACILITIES

     Our headquarters and a portion of our operations center are located in Lacey, Washington, where we own our facility. The building, approximately 13.5 acres of land on which the building is constructed, and some of our computer hardware and software are financed by Rural Telephone Finance Cooperative. RTFC has a first priority lien on our building and land in Lacey.

     We also lease office space, constructed to suit our specifications, in Overland Park, Kansas, where, in addition to sales and administrative functions, we have our network surveillance and control center that operates 24 hours a day, seven days a week. The lease expires January 1, 2006, subject to an option in 2004 to extend the lease for an additional five years. We lease space for our prepaid wireless account management and other advanced wireless services in Dallas, Texas. This lease expires in April 2007. We sublease space for our signal transfer point facilities at Mattoon, Illinois. The sublease expires on July 31, 2001. We lease space for our signal transfer point facilities at Rock Hill, South Carolina. The lease expires April 30, 2001.

LEGAL PROCEEDINGS

     We are a party to various legal proceedings arising in the ordinary course of business. We do not believe that the claims in these proceedings, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The persons currently serving as directors and executive officers of Illuminet Holdings, Inc. and their ages are listed below. Roger H. Moore, President and Chief Executive Officer, is the only director employed by Illuminet.

            NAME               AGE                           POSITION
            ----               ---                           --------
Roger W. Moore...............  58    President, Chief Executive Officer and Class I Director
F. Terry Kremian.............  53    Executive Vice President and Chief Operating Officer
Daniel E. Weiss..............  52    Chief Financial Officer, Secretary and Treasurer
Bruce E. Johnson.............  52    Vice President -- Operations and Engineering
David J. Nicol...............  54    Vice President -- Product Management and Development
George F. Lebus..............  41    President, NTC
Richard A. Lumpkin...........  65    Chairman of the Board and Class III Director
Gregory J. Wilkinson.........  50    Vice Chairman of the Board and Class III Director
Theodore D. Berns............  50    Class III Director
Eugene L. Cole...............  64    Class II Director
James W. Strand..............  53    Class II Director

     Mr. Moore has been President and Chief Executive Officer since December 1995 and a member of the Board of Directors since July 1998. Prior to that, Mr. Moore served as vice president of major accounts of Northern Telecom from 1994 to 1995. He was president of Northern Telecom Japan from 1991 to 1994, and from 1989 to 1991, he was vice president of Northern Telecom's Western Region. Mr. Moore held other senior positions with Northern Telecom since joining that company in 1985. Prior to joining Northern Telecom, Mr. Moore was the president of AT&T Canada from 1982 to 1985. He has over 30 years of experience in the telecommunications and business systems industry. Mr. Moore is a director of Tut Systems, Inc. and The Center for Telecommunications Management at the University of Southern California.

     Mr. Kremian has been Executive Vice President and Chief Operating Officer since September 1998. Prior to that, Mr. Kremian was Vice President -- Marketing and Sales from November 1997. He joined Illuminet from MCI where he was employed since 1982, most recently as director of Carrier Sales, National Accounts.

     Mr. Weiss has been Chief Financial Officer since February 1996 and Secretary and Treasurer since April 1996. Mr. Weiss also serves as the Vice President -- Finance for Illuminet, Inc. as well as its Secretary and Treasurer. Prior to that, Mr. Weiss served as Vice President -- Finance, Treasurer and Assistant Treasurer for Illuminet Holdings, Inc.'s predecessor companies since 1979.

     Mr. Johnson has been Vice President -- Operations and Engineering since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president -- operations and engineering from 1992 to 1996. Prior to joining Independent Telecommunications Network, Mr. Johnson was responsible for implementing NYNEX Corporation's SS7 network. While at NYNEX, Mr. Johnson was responsible for deploying one of the first industry intelligent networks and played an active role in providing SS7 performance data to the FCC for its toll-free database mandate.

     Mr. Nicol has been Vice President -- Product Management and Development since February 1996. Prior to that, he served as Independent Telecommunications Network's vice president, planning and administration since 1994. All of his 30-year career has been in technology industry sectors, the last 15 directly in telecommunications, including six years at Sprint in various officer positions.

     Mr. Lebus became President of NTC upon consummation of the merger on June 30, 2000. Mr. Lebus served as Chairman of the Board and Chief Executive Officer of NTC since June 1995. He previously served as President and Chief Operating Officer of NTC's subsidiary, U.S. Osiris Corporation from 1990 to June 1995. Active in the industry since 1985, Mr. Lebus has served on a variety of industry advisory boards. Prior to 1985, Mr. Lebus was involved in both communications apparatus manufacturing and the oil services industry.

     Mr. Lumpkin has been a director since January 1989 and currently serves as Chairman of the Board of Directors and Chairman of the Executive Committee. Since 1957, Mr. Lumpkin has been employed by Consolidated Communication Inc. and its affiliates. In September 1997, Consolidated was merged into McLeodUSA Incorporated and Mr. Lumpkin became vice chairman and a director of McLeodUSA. He remains chairman, president and chief executive officer of Illinois Consolidated Telephone Company, a local exchange carrier located in Mattoon, Illinois. Mr. Lumpkin is currently a director of First Mid-Illinois Bancshares and First Mid-Illinois Bank and Trust in Mattoon, Illinois, and Ameren Corporation, a public utility in St. Louis, Missouri. Mr. Lumpkin is also a former director and past president of the Illinois Telephone Association and United States Telephone Association.

     Mr. Wilkinson has been a director since February 1986 and currently serves as Vice Chairman of the Board of Directors and Chairman of the Audit/Finance Committee. Mr. Wilkinson has been associated with Telephone & Data Systems, Inc., a communications holding company in various capacities since 1972. Since November 1999, he has held the position of vice president and corporate secretary for TDS and all major subsidiaries. From 1992 to November 1999, he was vice president and controller of TDS.

     Mr. Berns has been a director since October 1991. From 1996 until his retirement in January 1999, Mr. Berns served as chief executive officer of Integra Telecom, a competitive local exchange carrier located in Portland, Oregon. From 1993 to 1995, Mr. Berns served as director, president and chief executive officer of AdVal Communications, Inc., a provider of value-added facsimile services located in Vancouver, Washington. From 1986 to 1993, Mr. Berns was employed by Pacific Telecom, Inc., a telecommunications holding company located in Vancouver, Washington. Mr. Berns held several positions with Pacific Telecom, including vice president, secretary and president/chief operating officer. In addition, Mr. Berns is a former director of the United States Telephone Association.

     Mr. Cole has been a director since 1981. Mr. Cole worked at Canby Telephone Association, Canby, Oregon, where in 1968, he was named general manager and in 1986 became president. From 1998 to present, Mr. Cole has been president of US Telecom West, a telecommunications company located in Canby, Oregon. From 1986 until 1994, and again from 1995 to 1998, Mr. Cole served as president of CTA Service Corp., a non-regulated telecommunications service provider located in Canby, Oregon, and North Willamette Telecom, a cable company located in Canby, Oregon.

     Mr. Strand has been a director since May 1992. From 1990 to July 1999, Mr. Strand was president of the Diversified Operations division of and a director of Aliant Communications, Inc., a telecommunications company located in Lincoln, Nebraska. Since July 1999, Mr. Strand has been the Nebraska/ Kansas/Iowa market area president for AllTel Corporation, a telecommunications and computer services company headquartered in Little Rock, Arkansas. Mr. Strand served on the board of directors of the Cellular Telecommunications Industry Association and its executive committee from 1995 to 1999.

THE BOARD OF DIRECTORS

     Our board of directors currently consists of six directors and we have two vacancies. Our certificate of incorporation provides for a classified board of directors consisting of three classes. Each class must consist, as nearly as possible, of one-third of the number of directors constituting the entire board. There is currently one director in Class I, two directors in Class II and three directors in Class III. The terms of the current directors terminate on the date of the annual meeting of stockholders in the following years:

     - Class I, 2003;

     - Class II, 2001; and

     - Class III, 2002.

     At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term and until their respective successors are elected and qualified. Under our certificate of incorporation, a director may only be removed for cause by the affirmative vote of the holders of 80% of the outstanding shares of capital stock entitled to vote in the election of directors.

     The Board has four standing committees: Executive, Personnel, Audit/Finance and Nominating. The Executive Committee oversees Board governance, and the committee's members are Messrs. Lumpkin, Wilkinson, and Moore. The Personnel Committee establishes policies for compensation and the reimbursement of expenses to Board members for services on the Board and its committees and also establishes policies regarding the compensation and benefit plans for executive officers and other key employees, and the committee's members are Messrs. Strand, Berns and Cole. The Audit/Finance Committee appoints and communicates with independent auditors of the Company, reviews the Company's accounting practices, internal accounting controls and financial results and reviews and recommends major financial decisions of the Company, and the committee's members are Messrs. Wilkinson and Berns. The Nominating Committee selects nominees for election as directors and recommends directors to serve as Chairman and Vice Chairman of the Board and the committee's members are Messrs. Lumpkin and Wilkinson.

OUTSIDE DIRECTOR COMPENSATION

     Each outside director receives a retainer of $1,000 per month, except for the Chairman of the Board, who receives a retainer of $1,250 per month. Additionally, each director receives an annual grant of $15,000 worth of options to acquire Common Stock ("Annual Options"). Annual Options have an exercise price equal to the closing price of Common Stock on the date of grant and vest ratably in monthly increments from the grant date through the month of the next annual meeting and expire ten years after the date of grant. The number of Annual Options is determined by dividing $15,000 by 1/3 of the closing stock price of the Common Stock on the date of grant. Each outside director also receives a fee of $1,000 per board meeting and $500 per Committee meeting attended in person, not to exceed $1,500 per day, and $200 per teleconferenced meeting, except for the Chairman of the Board, who receives $1,250 per Board meeting and $500 per Committee meeting attended in person, not to exceed $1,750 per day. All directors are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors and meetings of committees of the Board of Directors. Payment of monthly fees is made in the form of cash or options to acquire Common Stock ("Retainer Options"), at the election of the outside director. The Retainer Options have an exercise price equal to the closing price of Common Stock on the date of grant and vest ratably in monthly increments from the grant date through the month of the next annual meeting and expire ten years after the date of grant. If a director elects to receive Retainer Options, he must do so prior to the grant in question and the option exercise price is set by the Board of Directors at that time. To determine the number of shares subject to a Retainer Option, the annual amount of retainer fees is divided by 1/3 of the closing stock price of the Common Stock on the date of grant.

EXECUTIVE COMPENSATION

     The following table sets forth information for the years ended December 31, 1997, 1998 and 1999 regarding the compensation received by our chief executive officer and each of our four other most highly compensated executive officers whose salaries and bonuses for such year were in excess of $100,000 on an annualized basis (we refer to these individuals as the named executive officers).

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                          ANNUAL COMPENSATION        SECURITIES
                                      ---------------------------    UNDERLYING     ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR     SALARY     BONUS       OPTIONS      COMPENSATION
    ---------------------------       ----    --------   --------   ------------   ------------
Roger H. Moore......................  1999    $256,000   $128,000          200       $63,532(1)
  President and Chief                 1998     229,774    120,000           --        33,938(2)
  Executive Officer                   1997     225,000    112,500    1,040,000        48,993(3)
F. Terry Kremian....................  1999     175,008     83,129       88,200        45,946(4)
  Executive Vice President            1998     160,008     42,881       40,000         7,250(5)
  and Chief Operating Officer         1997(6)   20,915     25,000       80,000            --
Daniel E. Weiss.....................  1999     132,300     50,274       52,200        30,992(7)
  Chief Financial Officer,            1998     126,000     31,828       44,000        17,270(8)
  Secretary and Treasurer             1997     112,824     42,196       80,000        19,367(9)
Bruce E. Johnson....................  1999     148,728     55,624       48,200        35,499(10)
  Vice President --                   1998     143,004     36,123       32,000        20,308(11)
  Operations and Engineering          1997     131,700     47,412       80,000        23,231(12)
David J. Nicol......................  1999     150,156     56,158       48,200        35,869(13)
  Vice President -- Product           1998     143,004     36,123       44,000        20,308(14)
  Management and Development          1997     132,036     47,533       80,000        23,300(15)

-------------------------
 (1) Represents $1,572 in 401(k) matching contributions and $25,126 in profit-sharing contributions made to our profit-sharing plan, and $36,834 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Moore in excess of amounts allowable under the Internal Revenue Code.

 (2) Represents $7,316 in 401(k) matching contributions and $14,821 in profit-sharing contributions made to our profit-sharing plan, and $11,801 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Moore in excess of amounts allowable under the Internal Revenue Code.

 (3) Represents $8,000 in 401(k) matching contributions and $21,024 in profit-sharing contributions made to our profit-sharing plan, and $19,969 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Moore in excess of amounts allowable under the Internal Revenue Code.

 (4) Represents $2,717 in 401(k) matching contributions and $25,126 in profit-sharing contributions made to our profit-sharing plan, and $18,103 in compensation for 401(k) matching contributions and profit sharing contributions due to Mr. Kremian in excess of amounts allowable under the Internal Revenue Code.

 (5) Represents $7,250 in 401(k) matching contributions.

 (6) Mr. Kremian was hired effective November 10, 1997.

 (7) Represents $7,765 in 401(k) matching contributions and $20,059 in profit-sharing contributions made to our profit-sharing plan, and $3,168 in compensation for 401(k) matching contributions due to Mr. Weiss in excess of amounts allowable under the Internal Revenue Code.

 (8) Represents $6,300 in 401(k) matching contributions and $10,970 in profit-sharing contributions.

 (9) Represents $5,641 in 401(k) matching contributions and $13,726 in profit-sharing contributions.

(10) Represents $5,368 in 401(k) matching contributions and $23,064 in profit-sharing contributions made to our profit-sharing plan, and $7,067 in compensation for 401(k) matching contributions due to Mr. Johnson in excess of amounts allowable under the Internal Revenue Code.

(11) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

(12) Represents $6,585 in 401(k) matching contributions and $16,646 in profit-sharing contributions.

(13) Represents $5,159 in 401(k) matching contributions and $23,325 in profit-sharing contributions made to our profit-sharing plan, and $7,385 in compensation for 401(k) matching contributions due to Mr. Nicol in excess of amounts allowable under the Internal Revenue Code.

(14) Represents $7,150 in 401(k) matching contributions and $13,158 in profit-sharing contributions.

(15) Represents $6,602 in 401(k) matching contributions and $16,698 in profit-sharing contributions.

STOCK OPTIONS AWARDED IN 1999

     The following table lists options granted during 1999 to the named executive officers. All of the options were awarded under the 1997 Equity Incentive Plan. Options are exercisable ratably over four years and expire ten years from the date of grant. We computed potential realizable values by first multiplying the number of shares of common stock subject to a given option by the option exercise price to determine the initial aggregate stock value. We then assumed that the initial aggregate stock value compounds at an annual 5% or 10% rate shown in the table for the entire ten-year term of the option to determine the final aggregate stock value. Finally, we subtracted from the final aggregate stock value the initial aggregate stock value to determine the potential realizable value. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth. Actual gains, if any, on stock option exercises depend upon the actual future price of common stock and the continued employment of the option holders throughout the vesting period. Accordingly, the potential realizable values listed in this table may not be achieved.

                             OPTION GRANTS IN 1999

                                                                                      POTENTIAL REALIZABLE VALUE
                                             PERCENT OF                               AT ASSUMED ANNUAL RATES OF
                                            TOTAL OPTIONS                            STOCK PRICE APPRECIATION FOR
                         NUMBER OF SHARES    GRANTED TO     EXERCISE                          OPTION TERM
                            UNDERLYING        EMPLOYEES       PRICE     EXPIRATION   -----------------------------
         NAME                OPTIONS           IN 1999      ($/SHARE)      DATE           5%              10%
         ----            ----------------   -------------   ---------   ----------   -------------   -------------
Roger H. Moore.........          200             0.03%       $19.00     10/7/2009     $    2,390      $    6,056
F. Terry Kremian.......       88,000            12.47          8.00     8/20/2009      1,374,470       2,605,615
                                 200             0.03         19.00     10/7/2009          2,390           6,056
Daniel E. Weiss........       52,000             7.37          8.00     8/20/2009        812,186       1,539,682
                                 200             0.03         19.00     10/7/2009          2,390           6,056
Bruce E. Johnson.......       48,000             6.80          8.00     8/20/2009        749,711       1,421,245
                                 200             0.03         19.00     10/7/2009          2,390           6,056
David J. Nicol.........       48,000             6.80          8.00     8/20/2009        749,711       1,421,245
                                 200             0.03         19.00     10/7/2009          2,390           6,056

AGGREGATE OPTION EXERCISES DURING 1999 AND OPTION VALUES ON DECEMBER 31, 1999

     The following table provides information on option exercises in 1999 by the named executive officers and the value of those officers' unexercised options as of December 31, 1999. For purposes of this table, "exercise" means an employee's acquisition of shares of common stock pursuant to stock option grants, "exercisable" means options to purchase shares of common stock that are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.

     To calculate value of unexercised in-the-money options at fiscal year end, we used the market value of the underlying stock as of December 31, 1999 of $55.00 per share minus the per share exercise price, multiplied by the number of shares issuable upon exercise.

                         AGGREGATED OPTION EXERCISES IN
                      1999 AND 1999 YEAR-END OPTION VALUES

                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                 SHARES                 UNDERLYING UNEXERCISED        IN THE MONEY OPTIONS AT
                                ACQUIRED              OPTIONS AT FISCAL YEAR-END          FISCAL YEAR-END
                                   ON       VALUE     ---------------------------   ---------------------------
             NAME               EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
             ----               --------   --------   -----------   -------------   -----------   -------------
Roger H. Moore................    --         --         832,000        208,200      $43,798,560    $10,956,840
F. Terry Kremian..............    --         --          50,000        158,200        2,620,200      7,779,800
Daniel E. Weiss...............    --         --          50,600        125,200        2,649,900      6,240,260
Bruce E. Johnson..............    --         --          48,000        112,200        2,518,560      5,594,880
David J. Nicol................    --         --          51,000        121,200        2,671,020      6,052,260

BENEFIT PLANS

     1997 EQUITY INCENTIVE PLAN

     We adopted the 1997 Equity Incentive Plan on October 29, 1997. A committee, which is appointed by the board of directors, consisting of at least two nonemployee board members, administers the plan. Our plan sets aside 13% of our common stock as may be outstanding from time to time for issuance as stock awards. If stock awards granted under the plan expire, are canceled or lapse for any reason (with the exception of the termination of a Tandem SAR upon exercise of the related option, or the termination of a related option upon exercise of the corresponding Tandem SAR) shares subject to such awards again become available for issuance under the plan. As of March 31, 2000, options to acquire up to 2,258,904 shares are outstanding under the plan. Roger Moore has been granted options to purchase 1,040,000 shares, which options were not issued under the plan.

     The committee may grant incentive stock options that qualify under Section 422 of the Internal Revenue Code to our employees or employees of our subsidiary. The committee may grant nonstatutory stock options, stock appreciation rights, restricted stock, performance units or performance shares to an employee, consultant or nonemployee board member of Illuminet, Inc. or its affiliate. In addition, if we acquire property or stock from an unrelated corporation, the committee may grant options to former employees of such corporation in substitution for options granted to them by the corporation. Only nonqualified stock options have been granted under the plan.

     The exercise price of nonqualified stock options may be less than the fair market value of stock at the time of grant. The exercise price of an incentive stock option must be equal to at least 100% of the fair market value of the stock on the grant date. The committee may grant a substitute option with an exercise price equal to less than 100% of the fair market value of the shares on the grant date. Prior to the time our stock traded publicly, the board of directors determined the estimated fair market value of the common stock.

     The maximum option term is ten years. However, generally an option terminates three months after the option holder's service terminates. If such termination is due to the option holder's disability, the exercise period generally is extended to twelve months beyond the termination.

     The committee may provide for exercise periods of any length in individual option grants. Nonqualified stock options that are granted to employees are generally exercisable ratably over four years. Nonqualified stock options that are granted to nonemployee board members are generally exercisable on grant. The committee, in its sole discretion, may accelerate the exercisability of the option. The aggregate fair market value, determined at the grant date, of incentive stock option shares that are exercisable for the first time during a calendar year may not exceed $100,000.

     The committee may not grant an incentive stock option to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined power of Illuminet, Inc. or any subsidiary of Illuminet, unless the exercise price is at least 110% of the fair market value of a share on the grant date.

     The committee, subject to certain limitations, will determine the terms and conditions, including the exercise price, of stock appreciation rights granted under the plan. During the period in which the restricted stock is subject to restrictions, the restricted stockholders will generally have full voting rights with respect to the stock they hold.

     Transactions resulting in a change to our corporate structure, such as a merger, reorganization, consolidation, stock dividend or stock split, may change the class and number of shares subject to the plan and to outstanding awards. In that event, the committee administering the plan will appropriately adjust the plan as to the class and maximum number of shares subject to the plan. The committee will also adjust the outstanding awards as to the class, number of shares and price per share subject to such awards.

     Upon a change in control of our company, all awards will generally become immediately exercisable, unless the committee declares that the event does not constitute a change in control for purposes of qualifying for pooling-of-interests accounting. If there is a sale of substantially all of the assets of, or a merger involving, Illuminet, the committee may require the surviving entity to either assume or replace outstanding awards under the plan. Otherwise, the awards will fully vest and become immediately exercisable for a period of fifteen days.

     The plan will continue indefinitely unless terminated earlier by the board of directors. However, incentive stock options may not be granted after October 29, 2007.

     PROFIT SHARING/401(K) TRUST RETIREMENT PLAN AND STOCK PURCHASE PLAN

     We have qualified profit sharing/401(k) trust retirement plans covering all employees, subject to eligibility requirements. We provide matching contributions to the plans' trusts on a portion of employee contributions to the plans and may, at the discretion of the board of directors, provide a discretionary contribution. For 1997, 1998 and 1999, the contribution expense was approximately, $1.2 million, $1.1 million and $2.0 million, respectively.

     We also adopted a stock purchase plan on October 4, 1999, which was approved by our stockholders on May 5, 2000. Any employee who meets certain service requirements is eligible to participate in the plan and can purchase our common stock for an amount equal to 85% of the lower of the initial public offering price or the closing price of the common stock on the last day of each six month period that the plan is in effect. We have reserved 700,000 shares for issuance under this plan. The plan will terminate in two years.

EMPLOYMENT AGREEMENTS

     We have employment agreements with Messrs. Nicol and Johnson that renew annually on their anniversary date and may be terminated by either party on 90 days' notice prior to the end of an annual term. We may terminate for cause at any time. The agreements provide for initial annual base compensation of $110,000 and $108,000, respectively. The annual base compensation has been subsequently adjusted by the board of directors to $150,156 for Mr. Nicol and $148,728 for Mr. Johnson for the year ended December 31, 1999. The agreements provide for the opportunity to earn bonuses under established incentive plans. In addition, Mr. Johnson's agreement provides for an annual bonus, the amount of which must be approved by the board of directors. Each agreement provides that, if the executive officer is terminated by us for other than cause, the executive officer will be entitled to receive a severance payment in a lump sum amount equal to 12 months of the executive officer's then base compensation. Effective June 30, 2000, we will have a two year employment agreement with Mr. Lebus that renews annually unless terminated on 90 days notice. We may terminate Mr. Lebus for cause at any time. The agreement provides for a base salary of $215,000, which may be adjusted annually. Mr. Lebus is entitled to participate in established incentives plans and is entitled to the same severance pay as Messrs. Nicol and Johnson. Mr. Moore and Mr. Kremian each have severance agreements with us. A letter employment agreement with Mr. Moore provides that if he is terminated without cause or he elects to resign as a result of a subsequent change of control, he receives a lump sum severance payment equal to his then annual base salary. A letter employment agreement with Mr. Kremian provides for an initial base salary of $145,000 and for an annual bonus based under an incentive plan. The annual base compensation for Mr. Kremian has been subsequently adjusted by the board of directors to $175,008 for the year ended December 31, 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table lists information with respect to the beneficial ownership of our common stock as of July 6, 2000:

     - each person known by us to beneficially own more than five percent of our outstanding common stock;

     - each of our directors;

     - the named executive officers;

     - all of our executive officers and directors as a group; and

     - the selling stockholders.

     Unless otherwise indicated, the person or persons named have sole voting and investment power and that person's address is c/o Illuminet, 4501 Intelco Loop, S.E., Lacey, Washington 98503. In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by that person under options exercisable within 60 days of July 6, 2000 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding shares for that person and are not deemed outstanding for that purpose for all other stockholders.

                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                               OWNED                                      OWNED
                                       PRIOR TO THE OFFERING                        AFTER THE OFFERING
                                       ----------------------    SHARES SOLD IN    --------------------
          NAME AND ADDRESS               NUMBER      PERCENT        OFFERING        NUMBER      PERCENT
          ----------------             ----------    --------    --------------    ---------    -------
Spectrum Equity Investors II, L.P....  2,000,000        6.3%       2,000,000              --        --
  333 Middlefield Rd.
  Suite 200
  Menlo Park, CA 94025
ALLTEL Investments, Inc..............    973,044        3.1%         500,000         473,044       1.5%
  One Allied Drive
  Little Rock, AR 72202
Rock Hill Telephone Company..........    577,652        1.8%         288,826         288,826         *
  330 East Black Street
  P.O. Box 470
  Rock Hill, SC 29731
TXU Communications, Inc..............  1,003,436        3.2%       1,003,436              --        --
  300 S. St. Paul
  Suite 08032
  Dallas, TX 75201
Telephone & Data Systems, Inc........  2,486,224        7.8%              --       2,486,224       7.7%
  Suite 4000
  30 N. LaSalle St.
  Chicago, IL 60602
CenturyTel, Inc......................  1,884,916        5.9%              --       1,884,916       5.9%
  P.O. Box 4065
  100 Century Park Drive
  Monroe, LA 71211-4065
Theodore D. Berns(1).................     66,020          *               --          66,020         *
Eugene L. Cole(2)....................     53,060          *               --          53,060         *
Richard A. Lumpkin(3)................  1,115,165        3.5%              --       1,115,165       3.5%
James W. Strand(4)...................     58,455          *               --          58,455         *
Gregory J. Wilkinson(5)..............  2,536,751        8.0%              --       2,536,751       7.9%
Roger H. Moore(6)....................    832,648        2.6%              --         832,648       2.5%
Daniel E. Weiss(7)...................     75,198          *               --          75,198         *
F. Terry Kremian(8)..................     83,283          *               --          83,283         *
David J. Nicol(9)....................     79,502          *               --          79,502         *
Bruce E. Johnson(10).................     89,451          *               --          89,451         *
George F. Lebus......................    491,302        1.5%              --         491,302       1.5%
Executive officers and directors as a
  group (11 persons).................  5,480,835       17.1%              --       5,480,835      16.9%

-------------------------
  *  Less than 1%

 (1) Includes 49,552 shares issuable under options exercisable within 60 days after June 30, 2000.

 (2) Includes 49,766 shares issuable under options exercisable within 60 days after June 30, 2000.

 (3) As a director of McLeodUSA, Mr. Lumpkin may be deemed the beneficial owner of the 667,976 shares of common stock owned by Consolidated Communications, a wholly owned subsidiary of McLeodUSA. As a voting member of SKL Investment Group, LLC, Mr. Lumpkin may be deemed the beneficial owner of 437,584 shares of common stock owned by SKL. The figures in the table for Mr. Lumpkin also include 9,605 shares issuable under options exercisable within 60 days after June 30, 2000.

 (4) Includes 48,183 shares issuable under options exercisable within 60 days after June 30, 2000.

 (5) As an executive officer of Telephone & Data Systems, Inc., Mr. Wilkinson may be deemed the beneficial owner of the 2,486,224 shares of common stock beneficially owned by TDS. The figures in the table for Mr. Wilkinson also include 50,327 shares issuable under options exercisable within 60 days after June 30, 2000.

 (6) Includes 832,000 shares issuable under options exercisable within 60 days after June 30, 2000.

 (7) Includes 74,600 shares issuable under options exercisable within 60 days after June 30, 2000.

 (8) Includes 82,000 shares issuable under options exercisable within 60 days after June 30, 2000.

 (9) Includes 74,000 shares issuable under options exercisable within 60 days after June 30, 2000.

(10) Includes 68,000 shares issuable under options exercisable within 60 days after June 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of the terms and provisions of our capital stock is not complete. Accordingly, you should also refer to our certificate of incorporation and our stockholder rights plan, which have been filed as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Our authorized capital stock consists of 150,000,000 shares of common stock, $.01 par value per share, of which 31,835,303 are issued and outstanding as of June 30, 2000; and 100,000 shares of preferred stock, $.01 par value per share, of which 7,000 shares have been designated as Series B preferred stock. No shares of preferred stock are currently outstanding.

COMMON STOCK

     The holders of outstanding common stock are entitled to receive dividends out of assets legally available at the time and in amounts that the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held by it submitted to a vote of stockholders. Our certificate of incorporation does not allow cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all the directors then standing for election. Holders of at least a majority of the shares entitled to vote can determine the outcome of questions presented to stockholders. However, approval of any of the following events requires the vote of the holders of at least two-thirds of the shares entitled to vote on these matters:

     - our merger, consolidation or share exchange with another corporation;

     - a transfer of all or substantially all of our assets outside of the ordinary course of business;

     - our voluntary dissolution; or

     - an amendment, alteration, change or repeal of any provision of our certificate of incorporation.

     The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. If the liquidation, dissolution or winding-up of Illuminet were to occur, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is fully paid and non-assessable. Shares of common stock include rights to purchase shares of our Series B preference stock (or common stock, as may be determined by the board of directors) in connection with our stockholders rights plan, as described below.

SERIES B PREFERENCE STOCK

     Although no shares are currently outstanding, our Series B participating cumulative preference stock is entitled to one vote per each one one-thousandth (1/1000) share and votes together as a class with common stock on matters that holders of common stock are generally entitled to vote except where otherwise required by law. These shares were authorized in connection with the establishment of our stockholders rights plan. The Series B preference stock ranks superior to common stock upon the liquidation of Illuminet and each one one-thousandth of a share of Series B preference stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of common stock in the event of a liquidation, dissolution or winding up of Illuminet. The shares of Series B preference stock are entitled to cumulative quarterly dividends at $.01 per quarter and have the right to elect a director to the board of directors if we fail to pay dividends for six consecutive quarters.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents a Delaware corporation, including those that are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An interested stockholder is a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of that person. This is the case unless:

     - the transaction that resulted in the stockholder's becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained that status;

     - upon completion of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding those shares owned by (1) persons who are directors and also officers and (2) employee stock compensation plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or after the date the interested stockholder attained that status, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Section 203. This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Illuminet and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAW PROVISIONS

     Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes-in-control or management. These provisions include:

     - our board of directors is classified into three classes of directors nearly equal in size with staggered three year terms;

     - the board of directors has the authority to issue one or more series of preferred stock; and

     - stockholders do not have cumulative voting rights.

     These provisions may have the effect of delaying or preventing a change-in-control. Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services related to takeover defense measures. Such provisions may have the effect of preventing changes in the management of Illuminet.

     STOCKHOLDER RIGHTS PLAN

     We have a stockholder rights plan that would significantly discourage, delay or prevent a merger or acquisition. The stockholder rights plan authorizes the issuance of one right for each share of common stock outstanding on November 20, 1998 or that becomes outstanding after that date. Each right represents the right to purchase shares of our Series B preference stock. The rights become exercisable if a person or group acquires or makes a tender offer for more than 20% of our outstanding common stock. Upon the occurrence of such an event, each right entitles the holder (other than the acquiror) to purchase for $150 our common stock (or, as may be specified by our board of directors, our Series B preference stock) or, in some instances, stock of the acquiring entity, that would be worth $300. In certain instances, the board of directors may also elect to exchange the rights for shares of common stock. The rights expire on November 20, 2008, unless we redeem them earlier, prior to their becoming exercisable, in our sole discretion.

     Until they are exercisable the rights transfer only with the common stock. The shares to be issued and the number of rights are subject to adjustment by the board of directors in certain instances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Computershare Trust Company Inc.

                     UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock that may be relevant to you if you are a non-U.S. holder under U.S. federal income tax laws. A non-U.S. holder is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

     - a nonresident alien individual;

     - a foreign corporation;

     - a foreign estate or trust; or

     - a foreign partnership.

     This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to you in light of your particular circumstance. It also does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying our common stock, you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of our common stock in your particular situation.

DISTRIBUTIONS

     As noted elsewhere in this prospectus, we do not intend to pay dividends. If we change this policy and declare dividends on our common stock, any such dividends paid to a non-U.S. holder may be subject to withholding. If the dividends are not effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, are not attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder, any dividends will, to the extent paid out of earnings and profits, be subject to U.S. withholding tax. The withholding tax will be imposed at a 30 percent rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN, or substitute form, certifying to its qualification for such rate.

     Dividends that are effectively connected with the conduct of a trade or business within the United States of a non-U.S. holder and, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder, are exempt from U.S. federal withholding tax. To qualify for such exemption, the non-U.S. holder must furnish to us or our paying agent a duly completed Form 4224 or Form W-8ECI, or substitute form, certifying its qualification for the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment or fixed base are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Under certain circumstances, a foreign corporation whose dividends are so effectively connected is entitled to a dividend received deduction equal to 70 or 80 percent of the amount of the dividend. Any such effectively connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional branch profits tax at a 30 percent rate or a lower rate specified by an applicable income tax treaty.

     Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 2000 eliminate this presumption, subject to various transition rules.

     For dividends paid after December 31, 2000, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31 percent rate under the backup withholding rules described below, rather than at a 30 percent rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 2000, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 2000 to foreign intermediaries, United States or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in our common stock.

     A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

     - The gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder. In this case, the non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30 percent of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

     - The non-U.S. holder is an individual, holds our common stock as a capital asset, is present in the U.S. for 183 or more days in the taxable year of the disposition, and certain other conditions are met. In this case, the non-U.S. holder will be subject to a flat 30-percent tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

     - We are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held our common stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain realized by a non-U.S. holder would not be subject to U.S. federal income tax as described in this paragraph if our common stock were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of our common stock.

FEDERAL ESTATE TAX

     Common stock owned or treated as owned by an individual non-U.S. holder at the time of death, or common stock as to which the non-U.S. holder made certain lifetime transfers, will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced by an applicable income tax treaty. Under an applicable tax treaty, information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

     United States federal backup withholding generally is a withholding tax imposed at the rate of 31 percent on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001, to non-U.S. holders. See the discussion under "-- Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 2000.

     As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

     - is a U.S. person for U.S. federal income tax purposes.

     - is a foreign person that derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the U.S.,

     - is a controlled foreign corporation as defined in the Internal Revenue Code, or

     - is a foreign partnership with certain U.S. connections for payments made after December 31, 2000.

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

     Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor as to its status as a non-U.S. holder on a duly completed Form W-8BEN, or substitute form, under penalties of perjury or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     The foregoing discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, foreign or other tax laws.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc., FleetBoston Robertson Stephens Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Bear, Stearns & Co. Inc.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
FleetBoston Robertson Stephens Inc. ........................
                                                              ---------
          Total.............................................  4,192,262
                                                              =========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to securities dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriter may allow, and dealers may re-allow, a
concession not in excess of $          a share to other underwriters or to
securities dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 628,839 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters exercise their
option in full, the total price to the public would be $          , the total
underwriters' discounts and commissions would be $          total proceeds to us
would be $          and total proceeds to the selling stockholders would be
$          .

     The underwriters have informed us that they do not intend to make sales to discretionary accounts that exceed five percent of the total number of shares of common stock offered by them.

     Each of the selling stockholders and Illuminet, its directors and executive officers and certain other of its stockholders have agreed that, without the prior written consent of Morgan Stanley & Co.

Incorporated on behalf of the underwriters, it will not, during the period ending 90 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant, to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise.

     The restrictions described in the previous paragraph do not apply to:

     - the sale of shares to the underwriters; and

     - transactions relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Illuminet, the selling stockholders and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.

     We have agreed to pay the printing, legal, accounting and other expenses relating to the offering, which we estimate to be $500,000.

                                 LEGAL MATTERS

     Certain legal matters relating to this offering will be passed upon for the selling stockholders by Husch & Eppenberger LLC, St. Louis, Missouri. Certain legal matters relating to this offering will be passed upon for Illuminet by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Certain legal matters relating to this offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York. A partner at Blackwell Sanders owns 9,746 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements and schedule of Illuminet Holdings, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The supplemental consolidated financial statements and supplemental schedule of Illuminet Holdings, Inc. at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, is based in part on the reports of PricewaterhouseCoopers LLP, independent accountants relative to the 1998 and 1999 financial statements and Barry Morgan & Company P.C., independent auditor relative to the 1997 financial statements of National Telemanagement Corporation (not presented separately herein). The supplemental consolidated financial statements and supplemental schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                            ILLUMINET HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS OF ILLUMINET
  HOLDINGS, INC.
(restated to give retroactive effect to a merger accounted
  for as a pooling of interests)
Report of Ernst & Young LLP, Independent Auditors...........   F-2
Report of PricewaterhouseCoopers LLP, Independent
  Accountants...............................................   F-3
Report of Barry Morgan & Company, P.C., Independent
  Auditors..................................................   F-4
Supplemental Consolidated Balance Sheets as of December 31,
  1998 and 1999 and March 31, 2000..........................   F-5
Supplemental Consolidated Statements of Income for the years ended December 31, 1997, 1998 and 1999 and for the three
  months ended March 31, 1999 and 2000......................   F-6
Supplemental Consolidated Statements of Stockholders' Equity
  for the years ended December 31, 1997, 1998 and 1999 and
  for the three months ended March 31, 2000.................   F-7
Supplemental Consolidated Statements of Cash Flows for the
  years ended December 31, 1997, 1998 and 1999 and for the
  three months ended March 31, 1999 and 2000................   F-8
Notes to Supplemental Consolidated Financial Statements.....   F-9
CONSOLIDATED FINANCIAL STATEMENTS OF ILLUMINET HOLDINGS,
  INC.
Report of Ernst & Young LLP, Independent Auditors...........  F-27
Consolidated Balance Sheets as of December 31, 1998 and 1999
  and March 31, 2000........................................  F-28
Consolidated Statements of Income for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000.............................  F-29
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1997, 1998 and 1999 and for the
  three months ended March 31, 2000.........................  F-30
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999 and for the three months
  ended March 31, 1999 and 2000.............................  F-31
Notes to Consolidated Financial Statements..................  F-32

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Illuminet Holdings, Inc.

     We have audited the accompanying supplemental consolidated balance sheets of Illuminet Holdings, Inc. (Illuminet) (formed as a result of the merger of Illuminet and National Telemanagement Corporation (NTC)) as of December 31, 1998 and 1999, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. The supplemental consolidated financial statements give retroactive effect to the merger of Illuminet and NTC on June 30, 2000, which has been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements. These supplemental financial statements are the responsibility of the management of Illuminet. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. We did not audit the financial statements of NTC, whose statements reflect total assets constituting 9% for 1998 and 7% for 1999 of the related supplemental consolidated financial statement totals and which reflect net income constituting approximately .2%, 2% and 5% of the related supplemental consolidated financial statement totals for each of the three years in the period ended December 31, 1999, respectively. Those statements were audited by other auditors, whose reports have been furnished to us, and in our opinion, in so far as it relates to data included for NTC is based solely on the report of the other auditors.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Illuminet as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1999 after giving retroactive effect to the merger with NTC, as described in the notes to the supplemental consolidated financial statements, in conformity with accounting principles generally accepted in the United States.

Seattle, Washington                            ERNST & YOUNG LLP
June 30, 2000

         REPORT OF PRICEWATERHOUSECOOPERS LLP, INDEPENDENT ACCOUNTANTS

The Board of Directors
National Telemanagement Corporation and Subsidiary

     In our opinion, the consolidated balance sheets of National Telemanagement Corporation and Subsidiary, and the related consolidated statements of operations, stockholders' equity and cash flows, present fairly, in all material respects, the consolidated financial position of National Telemanagement Corporation and Subsidiary at December 31, 1999 and 1998 and the consolidated results of their operations and their cash flows for the years then ended (not presented separately herein), in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 2 to the consolidated financial statements, the Company adopted provisions of Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, in 1998.

                                          PRICEWATERHOUSECOOPERS LLP
Dallas, Texas
March 17, 2000

          REPORT OF BARRY MORGAN & COMPANY, P.C., INDEPENDENT AUDITORS

The Board of Directors
National Telemanagement Corporation

     We have audited the consolidated statement of operations, stockholders' equity and cash flows of National Telemanagement Corporation and Subsidiary for the year ended December 31, 1997 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of National Telemanagement Corporation and Subsidiary and its cash flows for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          BARRY MORGAN & COMPANY, P.C.
Dallas, Texas
March 12, 1998

                            ILLUMINET HOLDINGS, INC.

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               DECEMBER 31,
                                                            ------------------    MARCH 31,
                                                             1998       1999        2000
                                                            -------   --------    ---------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...............................  $13,589   $ 24,223    $ 27,054
  Available-for-sale securities...........................       --     79,738      80,816
  Accounts receivable, less allowance for doubtful
     accounts of $1,885 ($1,339 in 1998 and $2,253 in
     1999)................................................   30,650     35,942      35,905
  Deferred income taxes...................................    2,369      1,783       1,783
  Prepaid expenses and other..............................    1,384      2,039       2,648
                                                            -------   --------    --------
     Total current assets.................................   47,992    143,725     148,206
Property and equipment, net...............................   46,783     51,095      50,381
Computer software product costs, less accumulated
  amortization of $2,486 ($1,784 in 1998 and $2,345 in
  1999)...................................................    1,075        513         373
Other assets..............................................    2,621      1,797       1,678
                                                            -------   --------    --------
     Total assets.........................................  $98,471   $197,130    $200,638
                                                            =======   ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable and accrued expenses.............  $ 9,700   $ 13,644    $ 10,263
  Due to customers........................................   16,622     16,133      15,849
  Lines of credit.........................................    1,655         --          --
  Income taxes payable....................................    1,209      1,988       4,485
  Current portion of obligations under capital leases.....    2,390      2,653       2,651
  Current portion of long-term debt.......................    3,458      1,430         955
                                                            -------   --------    --------
     Total current liabilities............................   35,034     35,848      34,203
                                                            -------   --------    --------
Deferred income taxes.....................................    3,740      5,116       5,116
Obligations under capital leases, less current portion....    5,475      5,101       4,437
Long-term debt, less current portion......................   16,044     11,478       9,726
Convertible Redeemable Preferred Stock....................    3,243      4,071       4,273
Stockholders' equity:
  Preferred Stock, par value $.01 per share, authorized
     100,000 shares, 4,416 shares designated as Series A,
     none outstanding (2,408 in 1998, none in 1999) and
     7,000 shares designated as Series B, none
     outstanding..........................................       --         --          --
  Common Stock, par value $.01 per share, authorized
     150,000,000 shares, issued and outstanding, 5,737,699
     (1,252,699 in 1998, 5,737,699 in 1999)...............       12         57          57
  Class A Common Stock, par value $.01 per share,
     authorized 7,200,000 shares, issued and outstanding,
     6,344,134 (5,365,605 in 1998, 6,344,134 in 1999).....       54         63          63
  Common Stock Warrants...................................    1,521      1,521       1,521
  Additional paid-in capital..............................   14,345    105,560     105,554
  Deferred stock-based compensation.......................     (394)    (3,885)     (3,593)
  Retained earnings.......................................   19,397     32,200      39,281
                                                            -------   --------    --------
     Total stockholders' equity...........................   34,935    135,516     142,883
                                                            -------   --------    --------
     Total liabilities and stockholders' equity...........  $98,471   $197,130    $200,638
                                                            =======   ========    ========

See accompanying notes.

                            ILLUMINET HOLDINGS, INC.

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                           THREE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                   MARCH 31,
                              ---------------------------------------   -------------------------
                                 1997          1998          1999          1999          2000
                              -----------   -----------   -----------   -----------   -----------
                                                                               (UNAUDITED)
Revenues:
  Network services..........  $    52,829   $    70,577   $   109,317   $    23,315   $    32,944
  Clearinghouse services....        6,723         6,232         5,851         1,539         1,315
  Network usage software
     applications...........        3,468         5,406         1,532           231           270
                              -----------   -----------   -----------   -----------   -----------
     Total revenues.........       63,020        82,215       116,700        25,085        34,529
Expenses:
  Carrier costs.............       17,893        25,506        28,004         6,945         6,512
  Operating.................       18,857        23,288        36,623         7,539         9,164
  Selling, general, and
     administrative.........       10,382        12,882        16,656         3,702         4,888
  Depreciation and
     amortization...........        7,622        10,131        13,610         2,751         3,643
                              -----------   -----------   -----------   -----------   -----------
     Total expenses.........       54,754        71,807        94,893        20,937        24,207
                              -----------   -----------   -----------   -----------   -----------
Operating income............        8,266        10,408        21,807         4,148        10,322
Interest and other income,
  net.......................          501           767         2,020           278         1,800
Interest expense............       (1,770)       (1,966)       (2,060)         (484)         (371)
                              -----------   -----------   -----------   -----------   -----------
Income before income
  taxes.....................        6,997         9,209        21,767         3,942        11,751
Income tax (benefit)
  provision.................         (676)        3,826         8,132         1,492         4,468
                              -----------   -----------   -----------   -----------   -----------
Net income..................  $     7,673   $     5,383   $    13,635   $     2,450   $     7,283
                              ===========   ===========   ===========   ===========   ===========
Earnings per
  share -- basic............  $      0.33   $      0.22   $      0.52   $      0.10   $      0.23
                              ===========   ===========   ===========   ===========   ===========
Earnings per
  share -- diluted..........  $      0.30   $      0.19   $      0.45   $      0.08   $      0.21
                              ===========   ===========   ===========   ===========   ===========
Weighted-average common
  shares -- basic...........   23,073,310    23,027,833    24,630,095    22,716,671    31,114,235
                              ===========   ===========   ===========   ===========   ===========
Weighted-average common
  shares -- diluted.........   27,477,934    27,798,781    29,246,941    27,841,831    33,512,649
                              ===========   ===========   ===========   ===========   ===========

See accompanying notes.

                            ILLUMINET HOLDINGS, INC.

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                CLASS A            SERIES A
                                    COMMON STOCK        TREASURY STOCK        COMMON STOCK      PREFERRED STOCK    COMMON
                                 ------------------   ------------------   ------------------   ---------------    STOCK
                                  SHARES     AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT   SHARES   AMOUNT   WARRANTS
                                 ---------   ------   --------   -------   ---------   ------   ------   ------   --------
Balance at January 1, 1997.....  2,045,508    $20     (137,621)  $  (206)  5,262,354    $53      2,637     $--     $   --
 Conversion of Series A
   Preferred Stock.............         --     --           --        --      15,832     --       (186)    --          --
 Conversion of convertible
   redeemable subordinated
   debentures..................         --     --           --        --      66,194     --         --     --          --
 Class A Common Stock issued
   under former stock incentive
   plan........................         --     --           --        --      14,240     --         --     --          --
 Class A Common Stock
   repurchases.................         --     --           --        --     (11,539)    --         --     --          --
 Treasury Stock repurchases....         --     --      (46,253)     (172)         --     --         --     --          --
 Deferred stock-based
   compensation................         --     --           --        --          --     --         --     --          --
 Stock-based compensation
   expense.....................         --     --           --        --          --     --         --     --          --
 Net income....................         --     --           --        --          --     --         --     --          --
                                 ---------    ---     --------   -------   ---------    ---     ------     --      ------
Balance at December 31, 1997...  2,045,508     20     (183,874)     (378)  5,347,081     53      2,451     --          --
 Conversion of Series A
   Preferred Stock.............         --     --           --        --       3,660               (43)    --          --
 Conversion of convertible
   redeemable subordinated
   debentures..................         --     --           --        --      14,764      1         --     --          --
 Deferred stock-based
   compensation................         --     --           --        --          --     --         --     --          --
 Stock-based compensation
   expense.....................         --     --           --        --          --     --         --     --          --
 Stock options exercised.......         --     --           --        --         100     --         --     --          --
 Issuance of Common Stock
   Warrants....................         --     --           --        --          --     --         --     --       1,521
 Purchase of Treasury Stock....         --     --     (608,935)   (2,297)         --     --         --     --          --
 Retirement of Treasury
   Stock.......................   (792,809)    (8)     792,809     2,675          --     --         --     --          --
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock.............         --     --           --        --          --     --         --     --          --
 Net income....................         --     --           --        --          --     --         --     --          --
                                 ---------    ---     --------   -------   ---------    ---     ------     --      ------
Balance at December 31, 1998...  1,252,699     12           --        --   5,365,605     54      2,408     --       1,521
 Conversion of Series A
   Preferred Stock.............         --     --           --        --     204,941      2     (2,408)    --          --
 Conversion of convertible
   redeemable subordinated
   debentures..................         --     --           --        --     760,838      7         --     --          --
 Deferred stock-based
   compensation................         --     --           --        --          --     --         --     --          --
 Stock-based compensation
   expense.....................         --     --           --        --          --     --         --     --          --
 Stock options exercised.......         --     --           --        --      12,750     --         --     --          --
 Issuance of Common Stock......  4,485,000     45           --        --          --     --         --     --          --
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock.............         --     --           --        --          --     --         --     --          --
 Net income....................         --     --           --        --          --     --         --     --          --
                                 ---------    ---     --------   -------   ---------    ---     ------     --      ------
Balance at December 31, 1999...  5,737,699     57           --        --   6,344,134     63         --     --       1,521
 Deferred stock-based
   compensation (unaudited)....         --     --           --        --          --     --         --     --          --
 Stock-based compensation
   expense (unaudited).........         --     --           --        --          --     --         --     --          --
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock
   (unaudited).................         --     --           --        --          --     --         --     --          --
 Net income (unaudited)........         --     --           --        --          --     --         --     --          --
                                 ---------    ---     --------   -------   ---------    ---     ------     --      ------
Balance at March 31, 2000
 (unaudited)...................  5,737,699    $57           --   $    --   6,344,134    $63         --     $--     $1,521
                                 =========    ===     ========   =======   =========    ===     ======     ==      ======


                                 ADDITIONAL     DEFERRED                    TOTAL
                                  PAID-IN     STOCK-BASED    RETAINED   STOCKHOLDERS'
                                  CAPITAL     COMPENSATION   EARNINGS      EQUITY
                                 ----------   ------------   --------   -------------
Balance at January 1, 1997.....   $ 12,331      $    --      $ 9,551      $ 21,749
 Conversion of Series A
   Preferred Stock.............         --           --           --            --
 Conversion of convertible
   redeemable subordinated
   debentures..................        735           --           --           735
 Class A Common Stock issued
   under former stock incentive
   plan........................         41           --           --            41
 Class A Common Stock
   repurchases.................         --           --         (136)         (136)
 Treasury Stock repurchases....         --           --           --          (172)
 Deferred stock-based
   compensation................        509         (509)          --            --
 Stock-based compensation
   expense.....................         --          169           --           169
 Net income....................         --           --        7,673         7,673
                                  --------      -------      -------      --------
Balance at December 31, 1997...     13,616         (340)      17,088        30,059
 Conversion of Series A
   Preferred Stock.............         --           --           --            --
 Conversion of convertible
   redeemable subordinated
   debentures..................        164           --           --           165
 Deferred stock-based
   compensation................        561         (561)          --            --
 Stock-based compensation
   expense.....................         --          507           --           507
 Stock options exercised.......          1           --           --             1
 Issuance of Common Stock
   Warrants....................         --           --           --         1,521
 Purchase of Treasury Stock....         --           --           --        (2,297)
 Retirement of Treasury
   Stock.......................          3           --       (2,670)           --
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock.............         --           --         (404)         (404)
 Net income....................         --           --        5,383         5,383
                                  --------      -------      -------      --------
Balance at December 31, 1998...     14,345         (394)      19,397        34,935
 Conversion of Series A
   Preferred Stock.............         --           --           (2)           --
 Conversion of convertible
   redeemable subordinated
   debentures..................      8,347           --           (2)        8,352
 Deferred stock-based
   compensation................      4,185       (4,185)          --            --
 Stock-based compensation
   expense.....................         --          694           --           694
 Stock options exercised.......        394           --           --           394
 Issuance of Common Stock......     78,289           --           --        78,334
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock.............         --           --         (828)         (828)
 Net income....................         --           --       13,635        13,635
                                  --------      -------      -------      --------
Balance at December 31, 1999...    105,560       (3,885)      32,200       135,516
 Deferred stock-based
   compensation (unaudited)....         (6)           6           --            --
 Stock-based compensation
   expense (unaudited).........         --          286           --           286
 Dividends and accretion of
   Convertible Redeemable
   Preferred Stock
   (unaudited).................         --           --         (202)         (202)
 Net income (unaudited)........         --           --        7,283         7,283
                                  --------      -------      -------      --------
Balance at March 31, 2000
 (unaudited)...................   $105,554      $(3,593)     $39,281      $142,883
                                  ========      =======      =======      ========

See accompanying notes.

                            ILLUMINET HOLDINGS, INC.

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            THREE MONTHS
                                                                                                ENDED
                                                           YEAR ENDED DECEMBER 31,            MARCH 31,
                                                        ------------------------------    -----------------
                                                          1997       1998       1999       1999      2000
                                                        --------   --------   --------    -------   -------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES:
Net income............................................  $  7,673   $  5,383   $ 13,635    $ 2,450   $ 7,283
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.......................     7,622     10,131     13,610      2,751     3,643
  Impairment on investment............................        --         --      1,461         --        --
  Stock-based compensation expense....................       169        507        694         85       286
  Deferred income taxes...............................      (869)     2,137      1,962      1,383        --
  Change in:
    Accounts receivable...............................    (2,880)    (3,500)    (5,225)    (1,582)        1
    Trade accounts payable............................     2,749     (1,488)     3,909     (1,508)   (3,381)
    Due to customers..................................    (2,306)      (309)      (489)     1,380      (284)
    Income taxes payable..............................         2      1,145        779     (1,210)    2,497
    Other.............................................      (383)       896     (1,297)       768      (464)
                                                        --------   --------   --------    -------   -------
      Net cash provided by operating activities.......    11,777     14,902     29,039      4,517     9,581
                                                        --------   --------   --------    -------   -------
INVESTING ACTIVITIES:
Purchases of investments..............................        --         --    (79,738)        --    (1,078)
Capital purchases.....................................   (11,715)   (11,950)   (14,816)    (2,626)   (2,780)
                                                        --------   --------   --------    -------   -------
Net cash used in investing activities.................   (11,715)   (11,950)   (94,554)    (2,626)   (3,858)
                                                        --------   --------   --------    -------   -------
FINANCING ACTIVITIES:
Repayment of borrowings on line of credit.............      (221)      (420)    (1,655)      (345)   (1,615)
Purchase of Treasury Stock............................      (172)    (2,297)        --         --        --
Class A Common Stock repurchases......................      (136)        --         (4)        --        --
Proceeds from issuance of Convertible Redeemable
  Preferred Stock and Common Stock Warrants...........        --      4,361         --         --        --
Proceeds from issuance of notes payable and long-term
  debt................................................    17,820      1,768      8,951         --        62
Proceeds from issuance of Class A Common Stock........        --          1        394         10        --
Proceeds from issuance of Common Stock................        --         --     78,334         --        --
Principal payments on notes payable, long-term debt
  and capital leases..................................   (18,563)    (4,188)    (9,871)      (826)   (1,339)
                                                        --------   --------   --------    -------   -------
Net cash (used in) provided by financing activities...    (1,272)      (775)    76,149     (1,161)   (2,892)
                                                        --------   --------   --------    -------   -------
Net (decrease) increase in cash and cash
  equivalents.........................................    (1,210)     2,177     10,634        730     2,831
Cash and cash equivalents at beginning of period......    12,622     11,412     13,589     13,589    24,223
                                                        --------   --------   --------    -------   -------
Cash and cash equivalents at end of period............  $ 11,412   $ 13,589   $ 24,223    $14,319   $27,054
                                                        ========   ========   ========    =======   =======
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Income taxes paid.....................................  $    226   $    342   $  5,153    $ 1,051   $ 1,972
                                                        ========   ========   ========    =======   =======
Interest paid.........................................  $  2,633   $  2,460   $  2,177    $   455   $   394
                                                        ========   ========   ========    =======   =======
Capital acquisitions financed through capital
  leases..............................................  $    924   $  7,728   $  2,530    $    --   $    --
                                                        ========   ========   ========    =======   =======
Debentures and Series A Convertible Preferred Stock
  converted into Class A Common Stock.................  $    735   $    165   $  8,356    $    --   $    --
                                                        ========   ========   ========    =======   =======
Dividends and accretion on Convertible Redeemable
  Preferred
  Stock...............................................  $     --   $    404   $    828    $   207   $   202
                                                        ========   ========   ========    =======   =======

See accompanying notes.

                            ILLUMINET HOLDINGS, INC.

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Illuminet Holdings, Inc. and its wholly-owned subsidiaries Illuminet, Inc. and National Telemanagement Corporation (collectively referred to as "the Company") are engaged in the business of developing, managing and marketing a Signaling System 7 ("SS7") network and related products and services based on SS7 technology to the entire telecommunications marketplace. SS7 is a telecommunications industry-standard system of protocols and procedures that is used to control telephone communications and provide routing information in association with vertical calling features, such as calling card validation, advanced intelligent network services, local number portability, wireless services, toll-free number database access, and caller identification. Additionally, Illuminet provides advanced database services, billing-and-collection services, calling card services, and network usage software applications to a range of telephone companies as well as interexchange carriers, operator service providers and other telecommunications companies and providers of telecommunications services.

     Illuminet has its corporate headquarters and a portion of its operations located in Lacey, Washington; a network control center and related operations located in Overland Park, Kansas; and additional SS7 Signal Transfer Points located in Rock Hill, South Carolina; Mattoon, Illinois; Las Vegas, Nevada; Akron, Pennsylvania, and Waynesboro, Virginia.

     Illuminet Holdings, Inc. (formerly USTN Holdings, Inc. through May 1997) and Illuminet, Inc. (formerly USTN Services, Inc. through May 1997) were incorporated in the State of Delaware on August 2, 1995.

BASIS OF SUPPLEMENTAL FINANCIAL STATEMENT PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The supplemental consolidated financial statements include the financial statements of Illuminet Holdings, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     On June 30, 2000, pursuant to a Merger Agreement dated June 12, 2000 among Illuminet Holdings, Inc. and National Telemanagement Corporation ("NTC"), Illuminet Holdings, Inc. acquired all of the outstanding capital of NTC. NTC, which has its entire operations in Dallas, Texas, develops, markets, and provides a variety of telecommunications services including prepaid wireless account management and unregistered wireless roaming services to the wireless telephone industry. These services are provided to telecommunications carriers throughout North America and the Caribbean.

     The Company issued 1,888,944 shares of common stock in exchange for all outstanding preferred stock and common stock of NTC and assumed all outstanding options in connection with the acquisition of NTC, resulting in the issuance of options to purchase up to 80,297 shares of common stock. Prior to the merger, all NTC common stock purchase warrants were exercised. This transaction has been accounted for as a pooling-of-interests.

     These supplemental consolidated financial statements have been prepared to reflect the restatement of all periods presented to include the accounts of NTC. The historical results of the pooled entities reflect each of their actual operating cost structures and, as a result, do not necessarily reflect the cost structure of the newly combined entity. These supplemental consolidated financial statements will become the historical financial statements of the Company after the financial statements covering the date of consummation of the merger are issued.

                            ILLUMINET HOLDINGS, INC.

1. ACCOUNTING POLICIES (CONTINUED)
     Revenues, net income and total assets for separate and combined companies are as follows (in thousands):

                                                              NATIONAL
                                           ILLUMINET       TELEMANAGEMENT
                                         HOLDINGS, INC.     CORPORATION      COMBINED
                                         --------------    --------------    --------
Year ended December 31, 1997
  Revenue..............................     $ 54,308          $ 8,712        $ 63,020
  Net income...........................        7,657               16           7,673
Year ended December 31, 1998
  Revenue..............................       71,912           10,303          82,215
  Net income...........................        5,293               90           5,383
Year ended December 31, 1999
  Revenue..............................      100,594           16,106         116,700
  Net income...........................       13,005              630          13,635
Three months ended March 31, 1999
  Revenue..............................       21,603            3,482          25,085
  Net income...........................        2,331              119           2,450
Three months ended March 31, 2000
  Revenue..............................       29,242            5,287          34,529
  Net income...........................        7,030              253           7,283
Total assets
  December 31, 1998....................       89,450            9,021          98,471
  December 31, 1999....................      183,657           13,473         197,130
  March 31, 2000.......................      188,464           12,174         200,638

UNAUDITED INTERIM FINANCIAL INFORMATION

     The supplemental consolidated financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such dates and the operations and cash flows for the periods then ended. Operating results for the period ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year.

CASH EQUIVALENTS

     The Company considers all highly liquid investments of operating cash, defined as funds generated from ongoing business operations, with original maturities of three months or less at purchase to be cash equivalents. Cash equivalents consist of money market funds and commercial paper that are stated at cost, which approximates fair value. At December 31, 1998 and 1999, such investments included $11.3 million, and $20.3 million, respectively, invested in a money market fund consisting of direct obligations of the U.S. Treasury and repurchase agreements collateralized by such obligations of the U.S. Treasury. At December 31, 1998, direct commercial paper investments totaled $2.0 million. At December 31, 1999, investments in a fund collateralized by commercial paper investments totaled $3.1 million.

                            ILLUMINET HOLDINGS, INC.

1. ACCOUNTING POLICIES (CONTINUED)
AVAILABLE-FOR-SALE SECURITIES

     The Company considers the investment of the proceeds and related interest earnings from its initial public offering to be available-for-sale securities. Investments classified as available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholders' equity as accumulated other comprehensive income. At December 31, 1999, such investments included, at market value, $69.7 million invested in commercial paper with an average of 59 days to maturity and $10.0 million invested in demand notes. There were not any gross unrealized holding gains or losses at December 31, 1998 and 1999 and March 31, 2000.

ACCOUNTS RECEIVABLE AND CONCENTRATIONS OF CREDIT RISK

     One of the Company's services involves providing a clearinghouse function for toll collected by telephone companies on behalf of other telecommunications service providers. At December 31, 1998 and 1999, accounts receivable included $11.5 million and $9.0 million, respectively, of such toll amounts due from telephone companies. Related amounts due to customers included $12.4 million and $11.8 million, respectively, for amounts owed to such service providers. Accounts receivable from these companies are uncollateralized; however, uncollected amounts may be offset against amounts otherwise due to service providers.

     Concentration of credit risk with respect to trade receivables is limited due to the diversity of the customer base and geographic dispersion, and is evidenced by a history of minimal customer account write-offs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are as follows:

Corporate headquarters building...........................  31.5 years
Network assets............................................  5 to 10 years
Office equipment and systems..............................  5 to 20 years
Furniture and fixtures....................................  5 to 15 years
Computer equipment and software...........................  3 to 5 years
Leasehold improvements....................................  5 years

     When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income.

     Property and equipment and liabilities under capital leases are recorded at the lower of the fair value of the asset or the present value of the minimum lease payments. Interest rates on capitalized leases are imputed based on the lower of Illuminet's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Depreciation on the leased assets is included in depreciation expense, and is provided using the straight-line method over the estimated useful lives of the assets.

                            ILLUMINET HOLDINGS, INC.

1. ACCOUNTING POLICIES (CONTINUED)
CAPITALIZED SOFTWARE

     Computer software product costs represent capitalized costs incurred for development of software products after the technological feasibility of the product is established. Costs incurred prior to that date are expensed. The annual amortization, which was $0.6 million for each of the years ended December 31, 1997, 1998, and 1999, is determined on a product-by-product basis as the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or (b) the straight-line method over the remaining estimated economic life of the product. Amortization starts when the product is available for general release to customers.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets consist of intangible assets and certain capital assets. An impairment is considered to have occurred when the carrying value of the asset is considered not to be recoverable. The carrying value of these assets is regularly reviewed to verify that they are valued properly. When there are adverse changes in facts and circumstances that suggest that the value has been impaired, an assessment is made of future cash flows and the carrying value of the related assets will be reduced appropriately to their fair value based on current market values. When market values are not available, the fair value will be determined based on other valuation techniques such as estimated future cash flows.

REVENUE RECOGNITION

     The Company recognizes revenue as the related services are performed. Network services revenues are comprised of network connectivity revenues and intelligent network service revenues. Network connectivity revenues are derived from establishing and maintaining connection to the Company's SS7 network and trunk signaling services. Revenues from network connectivity consist primarily of monthly recurring fees, and trunk signaling services revenues are charged monthly based on the number of switches to which a customer signals. The initial connection fee and related costs are deferred and recognized over the term of the arrangement. Intelligent network services, which include calling card validation, local number portability, wireless services, toll-free database access, and caller identification are derived primarily from database administration and database query services and are charged on a per-use or per-query basis. Prepaid wireless account management services and unregistered wireless roaming services are based on the net revenue retained by the Company and recognized in the period in which such calls are processed by the Company on a per-minute or per-call basis.

     Clearinghouse services revenues are derived primarily from serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. Clearinghouse revenues are earned based on the number of messages processed.

     Network usage software applications revenues are comprised of sales of software and software maintenance services. Revenues on sales of software are recognized when an arrangement exists, the price is fixed and determinable, the related amounts are collectible, and the software has been delivered and all customer acceptance requirements, if any, have been met. Revenues on software maintenance are recognized on a monthly basis over the term of the maintenance arrangement.

     In 1999, the Company earned approximately 12% of its revenues from AT&T and its affiliates with no single affiliate contributing more than 7% of total revenue.

                            ILLUMINET HOLDINGS, INC.

1. ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

     The Company has elected to apply the disclosure-only provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Accordingly, Illuminet accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation expense for stock options is measured as the excess, if any, of the fair value of Common Stock and Class A Common Stock at the measurement date over the stock option exercise price. Statement 123 requires companies that continue to follow APB 25 to provide pro forma disclosure of the impact of applying the fair value method of Statement 123 (refer to Note 8).

INCOME TAXES

     The Company provides for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of available evidence, it is more likely than not that some of or all of the deferred tax assets will not be realized.

EARNINGS PER SHARE

     The computation of earnings per share-basic is based on net income available to common shareholders and the weighted-average number of outstanding common shares, including Class A Common Stock. The computation of earnings per share-diluted includes the dilutive effect, if any, of outstanding Series A Preferred Stock, Convertible Redeemable Preferred Stock, and convertible debentures calculated using the as if converted method, and Common Stock options, Class A Common Stock options and Common Stock Warrants calculated using the treasury stock method. Effective with Illuminet's initial public offering on October 7, 1999, all existing common stock available to common shareholders of Illuminet outstanding immediately prior to the initial public offering was renamed to Class A Common Stock. Each share of Class A Common Stock automatically converted into four shares of Common Stock on April 5, 2000. All share and per share amounts have been restated to reflect the conversion of the Class A Common Stock into Common Stock at the beginning of each period presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SEGMENT INFORMATION

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("Statement 131"), effective for financial statements for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for

                            ILLUMINET HOLDINGS, INC.

1. ACCOUNTING POLICIES (CONTINUED)
the reporting by public business enterprises of financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to stockholders. Illuminet primarily provides services to companies in the telecommunications industry that are located throughout the United States and considers all of its operations as one segment because expenses support multiple products and services. Revenues are reported separately for network services, clearinghouse services and network usage software applications. No segment information is provided to the chief operating decision maker for expenses, operating income, total assets, depreciation, or capital purchases.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the recognition, measurement, and reporting of derivatives and hedging activities and is effective for Illuminet's year ending December 31, 2000. Illuminet anticipates that the adoption of this new accounting standard will not have a material impact on Illuminet's consolidated financial statements, but continues to evaluate that impact.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. Illuminet believes that its revenue recognition principles comply with SAB 101, but will continue to evaluate interpretations of SAB 101.

2. DISCONTINUED LINE OF BUSINESS

     In 1998, the Company made the decision to begin the process of selling one of its business lines. Because of the immateriality of the impact, this business line is not presented as discontinued operations, but is included in Interest and other income, net in the accompanying statements of income. Revenues for this business line were $7.5 million, $4.0 million, and $0.4 million for the years ended December 31, 1997, 1998, and 1999, respectively. On March 1, 1999, the Company entered into an agreement to sell a substantial portion of the assets related to the business line. The net loss of these operations were $81,000 in 1997, $66,000 in 1998, and a net gain of $12,000 in 1999.

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                     DECEMBER 31,
                                                  -------------------    MARCH 31,
                                                   1998        1999        2000
                                                  -------    --------    ---------
Land............................................  $   912    $    912    $    912
Building and leasehold improvements.............    7,233       7,660       7,745
Equipment and furniture.........................    3,688       4,380       4,511
Network assets..................................   55,751      68,171      68,972
Computer hardware and software..................   21,272      25,081      26,842
                                                  -------    --------    --------
                                                   88,856     106,204     108,982
Less: accumulated depreciation..................   42,073      55,109      58,601
                                                  -------    --------    --------
Property and equipment, net.....................  $46,783    $ 51,095    $ 50,381
                                                  =======    ========    ========

                            ILLUMINET HOLDINGS, INC.

4. LEASES

     In 1998 and 1999, the Company entered into various capital lease obligations expiring in 2002 and 2003 for network assets. The majority of the capital lease agreements allow Illuminet to purchase, for a nominal value, the assets at the end of the lease term. Property and equipment held under capital leases follows (in thousands):

                                                         DECEMBER 31,
                                                       -----------------
                                                        1998      1999
                                                       ------    -------
Network assets.......................................  $9,367    $11,275
Less: accumulated amortization.......................   1,569      3,296
                                                       ------    -------
Total property and equipment held under capital
  leases.............................................  $7,798    $ 7,979
                                                       ======    =======

     The Company has entered into non-cancelable operating leases for its various facilities, other than its Lacey headquarters site. The most significant lease covers its Overland Park facility. The Company entered into a five-year lease, beginning August 1998 for a new Overland Park facility that was constructed to suit the Company's specifications. Effective January 1, 1999, the lease was amended to a seven-year term with an option at five years to extend the term for an additional five years. Prior to August 1998, the Company was located in a different Overland Park facility under a lease that expired in August 1998. During 1997, 1998 and 1999, rent expense was $0.6 million, $0.7 million and $0.8 million, respectively.

     Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments for the years ending December 31 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
2000........................................................  $3,206      $  891
2001........................................................   3,027         837
2002........................................................   2,105         578
2003........................................................     402         440
2004........................................................      --         440
Thereafter..................................................      --         440
                                                              ------      ------
Total minimum lease payments................................   8,740      $3,626
                                                                          ======
Less: amount representing interest (at 8.12%)...............     986
                                                              ------
Present value of net minimum lease payments.................   7,754
Less: current portion of obligations under capital leases...   2,653
                                                              ------
Obligations under capital leases, less current portion......  $5,101
                                                              ======

5. LINE OF CREDIT

     In 1998, the Company had a $10 million line of credit which bore interest at prime plus 2% and was collateralized by certain accounts receivable. At December 31, 1998, the Company had outstanding debt of $1.7 million under this line. In June 1999, the Company paid all outstanding principal and accrued interest amounts and terminated the line of credit.

                            ILLUMINET HOLDINGS, INC.

6. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                              DECEMBER 31,
                                                           ------------------    MARCH 31,
                                                            1998       1999        2000
                                                           -------    -------    ---------
Various secured notes payable to Rural Telephone Finance
  Cooperative ("RTFC") with variable interest rates,
  (6.15% at December 31, 1998, 7.00% at December 31, 1999
  and 7.50% at March 31, 2000) payable in quarterly
  installments, including interest, each maturing at
  various dates ranging from August 2000 to March 2015...  $10,591    $ 7,458     $ 6,784
Convertible redeemable subordinated debentures
  ("Debentures") converted and repaid in 1999............    7,474         --          --
Debentures, deferred interest payable....................      989         --          --
Secured notes payable bearing interest at 15%............      448         --          --
Borrowings under $10 million credit agreement............       --      5,450       3,897
                                                           -------    -------     -------
                                                            19,502     12,908      10,681
Less: current portion....................................    3,458      1,430         955
                                                           -------    -------     -------
Total long-term debt.....................................  $16,044    $11,478     $ 9,726
                                                           =======    =======     =======

     In connection with a call for redemption, the Company converted, on October 4, 1999, almost all outstanding Debentures with approximately $8.4 million in principal and accrued interest and issued 760,838 shares of Class A Common Stock to debentureholders who elected to convert. A remaining amount of $0.1 million was paid for redemption of the principal and accrued interest that was not converted to Class A Common Stock.

     Additional borrowings available under the various note agreements with RTFC aggregated $3.8 million at December 31, 1998 and 1999. All of the RTFC notes have variable interest rates that are based on RTFC's short-term funding costs. In accordance with the terms of the loan agreements, the Company purchased lender-issued, non-interest-bearing subordinated capital certificates based on a percentage of the gross loan amount. Such certificates are amortized against the loan principal balance over the terms of the respective loans. Certificates purchased, net of amortization, totaled $1.1 million and $1.0 million at December 31, 1998 and 1999, respectively, are carried at cost, and are included in prepaid expenses and in other long-term assets. The loan agreements contain certain covenants, the most restrictive of which requires the Company to maintain certain cash flow-to-debt service ratios.

     All RTFC loans are currently secured by a first-priority lien in the case of the dissolution of the Company on substantially all of the Company's assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing the Company's services. Cash and cash equivalents not subject to the lien were $3.3 million and $4.9 million at December 31, 1998, and 1999, respectively.

     The Company entered into a secured line of credit agreement with RTFC that permits the Company to borrow up to $7.3 million, not to exceed 80% of eligible accounts receivable, for a term of five years. The line of credit bears interest at the lesser of the prime rate plus 1.5% or RTFC's monthly borrowing rate (7.70% at December 31, 1999), and contains certain covenants, the most restrictive of which requires the Company to maintain a zero balance in the line of credit for at least five consecutive

                            ILLUMINET HOLDINGS, INC.

6. LONG-TERM DEBT (CONTINUED)
business days every 360 days after the initial advance. There were no borrowings outstanding against the line of credit at December 31, 1998 and 1999.

     The terms of the secured loan facilities restrict the ability to declare and pay dividends without the consent of RTFC, unless the Company meets minimum net worth and cash margin tests.

     The Company had entered into certain secured notes payable agreements at an interest rate of 15%. These notes were collateralized by specific pieces of equipment and their related revenue, and had terms of three years. The outstanding balance on the notes at December 31, 1998 was $0.8 million. In June 1999, the Company extinguished this debt.

     In June 1999, the Company entered into a $10 million credit agreement with Frost National Bank. This facility is comprised of a $4 million working capital line and a $6 million capital expenditure line. Borrowings bear interest at variable interest rates based on LIBOR or the prime rate ranging from 7.7% to 9.5% at December 31, 1999. The agreement requires quarterly interest-only payments beginning July 1, 1999. As of May 31, 2000, the amount outstanding under the capital expenditure note was converted to a term loan with quarterly payments based on a 36-month amortization rate. The final maturity date for all amounts is June 30, 2001. The credit facility is collateralized by certain assets of the Company and is guaranteed by NTC's chief executive officer. In conjunction with this debt, the Company must maintain certain affirmative, negative and financial covenants. The loan was paid in full in June 2000.

     The carrying value of the Company's long-term debt approximates fair value.

     Maturities of the long-term debt for the years ending December 31 are scheduled as follows (in thousands):

2000...................................................  $ 1,430
2001...................................................    6,125
2002...................................................      372
2003...................................................      408
2004...................................................      448
2005 - 2009............................................    2,983
2010 - 2014............................................    1,142
                                                         -------
                                                         $12,908
                                                         =======

     On June 22, 2000, the Company entered into an agreement with Bank of America to provide a line of credit and capital expenditure loan facilities. The line of credit is a $10.0 million, unsecured loan with a three year term, with a one year extension available at the end of the second year. The capital expenditure facility is a $15.0 million, unsecured loan with a five year term. The loans bear interest at the lesser of the bank's prime lending rate or LIBOR plus 1.375% to 1.75%, depending on Illuminet's trailing twelve month earnings before interest, taxes, depreciation and amortization ("EBITDA"), and contain certain covenants.

     In connection with the line of credit agreement with Bank of America, the available borrowings under a line of credit and notes agreements with RTFC were cancelled and the liens held on the Company's assets under the RTFC note agreements were released. The borrowings outstanding under the RTFC note agreements will be secured by a first trust deed on the Company's building and land located in Lacey, Washington.

                            ILLUMINET HOLDINGS, INC.

7. STOCKHOLDERS' EQUITY

     The Company is authorized to issue up to 157,300,000 shares of capital stock consisting of (i) 150,000,000 shares of Common Stock, par value $.01 per share, (ii) 7,200,000 shares of Class A Common Stock, par value $.01 per share, and (iii) 100,000 shares of Illuminet Holdings, Inc. Preferred Stock, par value $.01 per share.

INITIAL PUBLIC OFFERING

     On October 14, 1999, the Company completed an initial public offering of 4,485,000 shares of its Common Stock and received approximately $78.3 million in cash, net of underwriter discounts, commissions and other offering costs.

CLASS A COMMON STOCK

     Immediately prior to the initial public offering, all existing common stock of the Company was renamed to Class A Common Stock. Each share of Class A Common Stock was automatically converted into four shares of Common Stock on April 5, 2000. If the Class A Common Stock were converted at December 31, 1999, an additional 25,376,536 shares of Common Stock would have been outstanding. Other than the conversion feature, terms of Class A Common Stock are identical to those of the Common Stock on an as if converted basis.

SERIES A PREFERRED STOCK

     As approved by stockholders on June 21, 1999, all outstanding Series A Preferred Stock of the Company automatically converted into an aggregate total of 204,941 shares of Class A Common Stock at the time of the initial public offering.

SERIES B PARTICIPATING CUMULATIVE PREFERENCE STOCK

     Series B Participating Cumulative Preference Stock ("Series B Stock") is entitled to one vote per each one one-thousandth (" 1/1000") share, and votes together as a class with Common Stock on matters on which holders of Common Stock are generally entitled to vote. Although the Series B Stock ranks superior to Common Stock, upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, other than requiring payment of accrued and unpaid dividends before the payout to holders of Common Stock, the only liquidation right of the Series B Stock is that each 1/1000 of a share of Series B Stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of Common Stock. Series B Stock has similar rights and preferences to dividends. Series B Stock was authorized in connection with the establishment of the Company's Shareholder Rights Plan. No such shares were outstanding at December 31, 1999.

CONVERTIBLE REDEEMABLE PREFERRED STOCK AND COMMON STOCK WARRANTS

     In June 1998, the Company sold 450,000 shares of Convertible Redeemable Preferred Stock for $4.5 million plus 414,096 Common Stock Warrants for $1,000. The Convertible Redeemable Preferred Stock has various rights and preferences, including cumulative dividend rights of $1.20 per share accrued annually, payable upon redemption of the Preferred Stock. Each warrant entitles the holder to one share of Common Stock of the Company at an exercise price of $0.006 per warrant.

                            ILLUMINET HOLDINGS, INC.

7. STOCKHOLDERS' EQUITY (CONTINUED)
     The estimated fair value of the warrants of $1.5 million was based on the application of the Black-Scholes option pricing model which incorporates current stock price, expected stock price volatility, expected interest rates, and the expected holding period of the warrants.

     In connection with the merger discussed in Note 1, each warrant was exercised prior to the completion of the merger and the related Common Stock of NTC was exchanged for Common Stock of Illuminet. In addition, each share of Convertible Redeemable Preferred Stock was exchanged for Common Stock of Illuminet based on the liquidation value of the Convertible Redeemable Preferred Stock, including cumulative unpaid dividends and a prepayment premium.

DIVIDENDS

     Payments of dividends are restricted under the Company's long-term debt arrangements with approval of RTFC required unless the Company's ratio of equity to total assets exceeds 40%. No dividends have been declared to date.

SHAREHOLDER RIGHTS PLAN

     On November 19, 1998, the Company's Board of Directors adopted a Shareholder Rights Plan and declared a dividend, issued on November 20, 1998, of one right for each outstanding share of Common Stock ("Right"). Each Right represents the right to purchase shares of our Series B Stock. The Rights become exercisable if a person or group acquires more than 20% of the outstanding shares of Common Stock or makes a tender offer for more than 20% of the outstanding shares of Common Stock. Upon the occurrence of such an event, each Right entitles the holder (other than the acquiror) to purchase for $150 the economic equivalent of shares of Common Stock, or in certain circumstances, stock of the acquiring entity, worth twice as much. The Rights expire on December 20, 2008 unless earlier redeemed by the Company, and are redeemable prior to becoming exercisable at $0.01 per Right.

8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

STOCK OPTION PLANS

     The Company established the 1997 Equity Incentive Plan under which 13% of outstanding shares of Common Stock are reserved from time to time for issuance pursuant to non-qualified and incentive stock options and stock appreciation rights that may be granted. Only non-qualified stock options have been granted under the plan. Employee non-qualified stock options, primarily granted to key employees, are generally exercisable ratably over three to four years and expire ten years from the date of grant except that options expire 60 days after termination of employment. Outside Director non-qualified stock options are generally exercisable on grant, or within twelve months of grant, and expire ten years from the date of grant. Prior to the initial public offering, the Board of Directors determined the estimated fair value of Class A Common Stock as the stock was not publicly traded and a readily ascertainable market value was not available.

     On December 15, 1998, NTC provided option holders the opportunity to have their five-year term, $10.86 exercise price options exchanged for new options equal to two-thirds of the exchanged options, with an exercise price equal to the then estimated fair value of $3.80 and a term of ten years. Holders of 117,858 options elected to participate in the exchange.

                            ILLUMINET HOLDINGS, INC.

8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
     Additional information regarding options granted and outstanding is summarized as follows. This information includes the effect of Class A Common Stock options on an as if converted basis:

                                                                           WEIGHTED-
                                                                            AVERAGE
                                                              NUMBER OF    EXERCISE
                                                               OPTIONS       PRICE
                                                              ---------    ---------
Outstanding January 1, 1997.................................    111,487     $10.86
  Granted at exercise price less than fair value of Common
     Stock on grant date....................................    926,016       2.20
                                                              ---------
Outstanding December 31, 1997 (287,820 exercisable at $2.43
  weighted-average exercise price)..........................  1,037,503       3.13
  Granted at exercise price less than fair value of Common
     Stock on grant date....................................  1,170,044       2.34
  Granted at exercise price equal to fair value of Common
     Stock on grant date....................................    595,043       5.54
  Exchanged.................................................   (117,858)     10.86
  Reissued..................................................     78,572       3.77
  Exercised.................................................       (400)      2.20
  Forfeited.................................................    (94,927)      5.62
                                                              ---------
Outstanding December 31, 1998 (1,243,475 exercisable at
  $2.41 weighted-average exercise price)....................  2,667,977       2.90
  Granted at exercise price less than fair value of Common
     Stock on grant date....................................    701,190       7.47
  Granted at exercise price equal to fair value of Common
     Stock on grant date....................................     91,901      16.70
  Exercised.................................................    (51,000)      2.20
  Forfeited.................................................     (2,548)      3.77
                                                              ---------
Outstanding December 31, 1999 (1,785,646 exercisable at
  $2.72 weighted-average exercise price)....................  3,407,520     $ 4.23
                                                              =========     ======

     Outstanding and exercisable stock options by price range as of December 31, 1999 is as follows:

                           OPTIONS OUTSTANDING
                  -------------------------------------     OPTIONS EXERCISABLE
                                 WEIGHTED-                -----------------------
                                  AVERAGE     WEIGHTED-                 WEIGHTED-
                                 REMAINING     AVERAGE                   AVERAGE
   RANGE OF         NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
EXERCISE PRICE    OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
---------------   -----------   -----------   ---------   -----------   ---------
$ 2.20 - $ 3.80    2,095,092       7.95        $ 2.35      1,550,501     $ 2.34
  4.18 -   4.55      551,260       8.15          4.24        204,760       4.30
  8.00 -  13.05      698,045       8.92          8.49         30,062      10.86
 19.00 -  48.44       63,123       9.77         19.07            323      33.38
                   ---------                               ---------
$ 2.20 - $48.44    3,407,520       8.22        $ 4.23      1,785,646     $ 2.72
                   =========       ====        ======      =========     ======

                            ILLUMINET HOLDINGS, INC.

8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
STOCK COMPENSATION

     For the years ended December 31, 1997, 1998 and 1999, deferred stock-based compensation for the stock options granted was $0.5 million, $0.6 million and $4.2 million, respectively, and $0.2 million, $0.5 million and $0.7 million, respectively, was recognized as stock-based compensation expense. Deferred stock-based compensation is amortized under the multiple option method.

EMPLOYEE STOCK PURCHASE PLAN

     Effective October 7, 1999, the Company adopted an Employee Stock Purchase Plan ("ESPP") for which the last purchase date is October 6, 2001. Eligible employees may contribute up to 15% of cash compensation toward the semi-annual purchase of Common Stock. Under the terms of the plan, 700,000 shares of authorized Common Stock were reserved for purchase at 85% of the fair market value price at the beginning of the six-month offering period at which an eligible employee enrolled, or the end of each six-month offering period, whichever is lower. In no case, can the fair market value price at the beginning of any six-month offering period be less than $16.15. Through December 31, 1999, no stock was purchased under this plan, and eligible employees have contributed $0.2 million toward the first purchase on April 6, 2000.

PRO FORMA INFORMATION

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement and includes the effect of Class A Common Stock options on an as if converted basis. The weighted-average grant date fair value of these options was estimated at the date of grant using the Minimum Value Option Pricing Model for all options granted before the initial public offering and the Black-Scholes Option Pricing Model for all options granted after the initial public offering with the following weighted-average assumptions:

                                                                     JANUARY 1,    OCTOBER 7,
                                            YEAR ENDED DECEMBER 31,    1999 TO      1999 TO
                                            -----------------------  OCTOBER 6,   DECEMBER 31,
                                               1997         1998        1999          1999
                                            ----------   ----------  -----------  ------------
Risk-free interest rate...................  5.1 - 5.9%   5.1 - 5.4%  5.7 - 6.4%    6.1 - 6.4%
Dividend yield............................      0%           0%          0%            0%
Expected volatility.......................      0%           0%          0%           70%
Estimated option life in years............  8.5 - 10.0   8.5 - 10.0  9.1 - 10.0    7.0 - 10.0
Weighted-average grant date value for
  options granted at exercise price less
  than fair value of Common Stock on grant
  date....................................    $1.40        $2.04        $9.10          --
Weighted-average grant date value for
  options granted at exercise price equal
  to fair value of Common Stock on grant
  date....................................      --         $1.54        $5.40        $13.63

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period; accordingly, the pro forma impact of stock options granted may not be indicative of the pro forma impact in future years. Pro forma information for the years ended

                            ILLUMINET HOLDINGS, INC.

8. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
December 31 are summarized as follows (in thousands, except per share amounts) and includes the effect of Class A Common Stock options on an as if converted basis.

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1997      1998      1999
                                                      ------    ------    -------
Net income -- as reported...........................  $7,673    $5,383    $13,635
Net income -- pro forma.............................  $7,496    $4,877    $12,617
Earnings per share -- diluted -- as reported........  $ 0.30    $ 0.19    $  0.45
Earnings per share -- diluted -- pro forma..........  $ 0.29    $ 0.18    $  0.41

9. EMPLOYEE BENEFIT PLANS

     The Company has qualified profit sharing/401(k) trust retirement plans covering all employees subject to certain eligibility requirements. The Company provides matching contributions to the plans' trusts on a portion of employee contributions to the plans, and also may, at the discretion of the Board of Directors, provide a discretionary contribution. For 1997, 1998 and 1999, contribution expense was approximately $1.2 million, $1.1 million, and $2.0 million, respectively.

10. INCOME TAXES

     Components of the income tax provision (benefit) are summarized as follows (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                       1997      1998      1999
                                                       -----    ------    ------
Current:
  Federal............................................  $ 193    $1,501    $6,079
  State..............................................     --       188        91
Deferred:
  Federal............................................   (821)    2,015     2,092
  State..............................................    (48)      122      (130)
                                                       -----    ------    ------
Total income tax provision (benefit).................  $(676)   $3,826    $8,132
                                                       =====    ======    ======

     The reconciliations of the income tax provision (benefit) calculated using the U.S. federal statutory rates to the recorded income tax provision (benefit) are summarized as follows (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1997       1998      1999
                                                      -------    ------    ------
Tax at U.S. federal statutory rate..................  $ 2,378    $3,131    $7,689
State income taxes, net of federal tax benefit......       --       205       (26)
Utilization of net operating loss carryforward......   (2,373)      (10)       --
Alternative minimum tax.............................      193        --        --
Additional (reversal of) valuation allowance........     (869)       --       565
Other...............................................       (5)      500       (96)
                                                      -------    ------    ------
Income tax provision (benefit)......................  $  (676)   $3,826    $8,132
                                                      =======    ======    ======

                            ILLUMINET HOLDINGS, INC.

10. INCOME TAXES (CONTINUED)
     The Company provides for deferred taxes based on the differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, calculated using enacted tax rates that will be in effect when the differences are expected to reverse. At December 31, 1998 and 1999, such differences primarily related to the use of accelerated depreciation and amortization for tax purposes, accruals for certain expenses that are not currently deductible for tax purposes until paid, the tax basis of certain investments that have been written off for financial statement purposes and software development costs that were capitalized for financial statement purposes. Differences at December 31, 1998 also included net operating loss carryforwards and tax credit carryforwards that were fully utilized in 1999.

     During the year ended December 31, 1997, the valuation allowance decreased $3.1 million primarily through utilization of net operating loss carryforwards and the reversal of substantially all of the previously recorded deferred tax valuation allowance due to improved anticipated operating results. At December 31, 1998, the Company had a valuation allowance related to tax benefits associated with capital losses recorded for financial statement purposes but not yet realized for tax purposes, and tax credit carryforwards of $1.4 million. During 1999, the Company recorded an additional valuation allowance related to the write down of a preferred stock equity investment based on a change in the investee's business strategy and direction and fully utilized all federal net operating loss carryforwards and tax credit carryforwards.

     The components of the deferred tax assets are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,454    $   251
  Tax credit carryforwards..................................    1,368         --
  Allowance for doubtful accounts...........................      490        889
  Contract loss provision...................................      151        760
  Deferred stock-based compensation.........................      413        656
  Loss on impairment........................................       --        555
  Other nondeductible accruals..............................    1,064        827
  Valuation allowance.......................................     (180)      (745)
                                                              -------    -------
Net deferred tax assets.....................................    4,760      3,193
Deferred tax liabilities:
  Excess tax over book depreciation and amortization........   (6,117)    (6,512)
  Other.....................................................      (14)       (14)
                                                              -------    -------
Total deferred tax liabilities..............................   (6,131)    (6,526)
                                                              -------    -------
Deferred tax liabilities, net...............................  $(1,371)   $(3,333)
                                                              =======    =======

                            ILLUMINET HOLDINGS, INC.

11. EARNINGS PER SHARE

     The following table sets forth the computation of earnings per share-basic and diluted (in thousands, except share and per share amounts) and includes the effect of Class A Common Stock on an as if converted basis:

                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Numerator:
  Net income....................  $     7,673   $     5,383   $    13,635   $     2,450   $     7,283
  Accretion of redemption value
     and cumulative dividends of
     Convertible Redeemable
     Preferred Stock............           --          (404)         (828)         (207)         (202)
                                  -----------   -----------   -----------   -----------   -----------
  Income available to common
     stockholders(A)............        7,673         4,979        12,807         2,243         7,081
  Effect of dilutive
     securities -- debenture
     interest, net of tax.......          498           427           291            99            --
                                  -----------   -----------   -----------   -----------   -----------
  Numerator for earnings per
     share -- diluted -- net
     income after assumed
     conversions(B).............  $     8,171   $     5,406   $    13,098   $     2,342   $     7,081
                                  ===========   ===========   ===========   ===========   ===========
Denominator:
  Denominator for earnings per
     share -- basic -- weighted-
     average common shares(C)...   23,073,310    23,027,833    24,630,095    22,716,671    31,114,235
  Weighted-average effect of
     dilutive securities:
     Stock options..............           --       549,308     1,258,042       792,804     1,984,318
     Stock warrants.............           --       207,048       414,096       414,096       414,096
     Debentures.................    3,528,292     3,187,456     2,331,484     3,098,384            --
     Series A Stock.............      876,332       827,136       613,224       819,876            --
     Convertible Redeemable
       Preferred Stock..........           --            --            --            --            --
                                  -----------   -----------   -----------   -----------   -----------
  Dilutive potential common
     shares.....................    4,404,624     4,770,948     4,616,846     5,125,160     2,398,414
                                  -----------   -----------   -----------   -----------   -----------
Denominator for earnings per
  share -- diluted -- adjusted
  weighted-average shares and
  assumed conversions(D)........   27,477,934    27,798,781    29,246,941    27,841,831    33,512,649
                                  ===========   ===========   ===========   ===========   ===========
Earnings per
  share -- basic(A)/(C).........  $      0.33   $      0.22   $      0.52   $      0.10   $      0.23
                                  ===========   ===========   ===========   ===========   ===========
Earnings per share --
  diluted(B)/(D)................  $      0.30   $      0.19   $      0.45   $      0.08   $      0.21
                                  ===========   ===========   ===========   ===========   ===========

     See Notes 6, 7, and 8 for additional information regarding the Debentures, Series A Stock, Convertible Redeemable Preferred Stock, stock warrants and stock options.

                            ILLUMINET HOLDINGS, INC.

11. EARNINGS PER SHARE (CONTINUED)
     Stock options to purchase 70,802 and 1,072 weighted-average shares of Common Stock were outstanding during 1997 and 1998, respectively, and Convertible Redeemable Preferred Stock convertible into approximately 100,000 shares of Common Stock at December 31, 1999, but were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

INCOME AVAILABLE TO COMMON STOCKHOLDERS

     In addition to dividends, the Company must accrete the Convertible Redeemable Preferred Stock from its recorded value at issuance to its redemption value. The accretion is being recognized over the period from the date of issuance to the redemption date based on the effective interest method. Related amounts include (in thousands):

                                                                               THREE MONTHS
                                                                                  ENDED
                                                    YEAR ENDED DECEMBER 31,     MARCH 31,
                                                    -----------------------    ------------
                                                    1997     1998     1999     1999    2000
                                                    -----    -----    -----    ----    ----
                                                                               (UNAUDITED)
Accretion of redemption value.....................   $--     $134     $288     $ 72    $ 67
Cumulative dividends..............................    --      270      540      135     135
                                                     ---     ----     ----     ----    ----
                                                     $--     $404     $828     $207    $202
                                                     ===     ====     ====     ====    ====

12. LEGAL PROCEEDINGS

     The Company is party to various legal proceedings arising in the ordinary course of business. Management does not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

13. RELATED PARTY TRANSACTIONS

     The Company is party to a contract with the subsidiary of one of its corporate stockholders that supplies the Company with transmission facilities in the form of private leased lines. Such lines are leased from the corporate stockholder at rates comparable to third-party service providers. Payments pursuant to this contract totaled $1.6 million, $1.7 million, and $2.1 million for the years ended December 31, 1997, 1998, and 1999, respectively.

     Included in accounts receivable at December 31, 1998 is $0.2 million (none in 1999), due for services and reimbursable expenses from a customer in which the Company has a preferred stock equity investment currently representing 13% of the voting rights of the customer. Revenues earned from the customer were $0.5 million, $0.8 million, and $0.4 million for the years ended December 31, 1997, 1998, and 1999, respectively. Included in 1999 operating expenses is a $1.5 million impairment loss of the full amount of a 1995 investment in this start-up company that was previously recorded at cost. The recognition of this loss was coincident with significant liquidity concerns of the investee, and the investee's decision to discontinue its historical primary operations and related uncertainties resulting from a change in the investee's business strategy and direction.

     NTC had retained legal counsel who also served as a member of the former board of directors of NTC during part of 1998 and 1999. The attorney was an officer of NTC and served as general counsel for

                            ILLUMINET HOLDINGS, INC.

13. RELATED PARTY TRANSACTIONS (CONTINUED) all matters affecting NTC. Legal fees incurred by NTC during 1998 and 1999 for the attorney were $40,000 and $47,000, respectively.

     In addition, NTC utilized employee recruiting services from a recruiting firm owned by a member of the former board of directors of NTC. Finder's fees incurred during 1998 and 1999 for the recruiting firm were $23,000 and $49,000, respectively, with outstanding balances of $26,000 and $0 at December 31, 1998 and 1999, respectively.

14. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly financial data has been prepared from the Company's supplemental financial records without audit, and in the opinion of management, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly the Company's results of operations for those periods when considered in conjunction with the audited supplemental consolidated financial statements and the notes to those financial statements. Earnings per share-basic and earnings-per share diluted include the effect of Class A Common Stock on an as if converted basis. Quarterly information may not total the annual amounts in some instances because of rounding.

                                                              QUARTER ENDED
                                         --------------------------------------------------------
                                          MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,
                                            1998          1998           1998            1998
                                         -----------   -----------   -------------   ------------
                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues...............................  $    17,035   $    18,951    $    21,301    $    24,928
Operating income.......................        1,813         2,545          2,767          3,283
Income before income taxes.............        1,576         2,205          2,388          3,040
Net income.............................  $       905   $     1,312    $     1,442    $     1,724
Earnings per share -- basic............  $      0.04   $      0.06    $      0.05    $      0.07
Earnings per share -- diluted..........  $      0.04   $      0.05    $      0.04    $      0.06
Weighted-average common
  shares -- basic......................   23,238,670    23,215,570     22,851,736     22,804,146
Weighted-average common
  shares -- diluted....................   27,487,558    27,824,826     27,786,795     27,691,401

                                                         QUARTER ENDED
                             ----------------------------------------------------------------------
                              MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                1999          1999           1999            1999          2000
                             -----------   -----------   -------------   ------------   -----------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues...................  $    25,085   $    27,217    $    30,837    $    33,561    $    34,529
Operating income...........        4,148         4,115          6,195          7,349         10,322
Income before income
  taxes....................        3,942         3,760          5,812          8,253         11,751
Net income.................  $     2,450   $     2,337    $     3,629    $     5,219    $     7,283
Earnings per
  share -- basic...........  $      0.10   $      0.10    $      0.15    $      0.17    $      0.23
Earnings per
  share -- diluted.........  $      0.08   $      0.09    $      0.13    $      0.15    $      0.21
Weighted-average common
  shares -- basic..........   22,716,671    22,719,619     22,726,139     30,295,595     31,114,235
Weighted-average common
  shares -- diluted........   27,841,831    27,935,313     28,414,306     32,789,900     33,512,649

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Illuminet Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Illuminet Holdings, Inc. ("Illuminet") as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Illuminet's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Illuminet as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Seattle, Washington                               ERNST & YOUNG LLP
January 20, 2000

                            ILLUMINET HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                      DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                          1998           1999          2000
                                                      ------------   ------------   -----------
                                                                                    (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents.........................    $11,967        $ 22,903      $ 26,581
  Available-for-sale securities.....................         --          79,738        80,816
  Accounts receivable, less allowance for doubtful
     accounts of $1,352 ($1,133 in 1998, $1,944 in
     1999)..........................................     27,155          30,916        31,663
  Deferred income taxes.............................      2,101           1,485         1,485
  Prepaid expenses and other........................        784           1,458         1,924
                                                        -------        --------      --------
     Total current assets...........................     42,007         136,500       142,469
Property and equipment, net.........................     43,747          45,129        44,234
Computer software product costs, less accumulated
  amortization of $2,486 ($1,784 in 1998, $2,345 in
  1999).............................................      1,075             513           373
Other assets........................................      2,621           1,515         1,388
                                                        -------        --------      --------
     Total assets...................................    $89,450        $183,657      $188,464
                                                        =======        ========      ========

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable and accrued expenses.......    $ 6,314        $  9,099      $  5,552
  Due to customers..................................     16,622          16,133        15,849
  Income taxes payable..............................        987           1,723         4,308
  Current portion of obligations under capital
     leases.........................................      1,706           2,428         2,478
  Current portion of long-term debt.................      3,458           1,430           955
                                                        -------        --------      --------
     Total current liabilities......................     29,087          30,813        29,142
                                                        -------        --------      --------
Deferred income taxes...............................      3,429           4,853         4,853
Obligations under capital leases, less current
  portion...........................................      5,146           4,997         4,358
Long-term debt, less current portion................     15,596           6,028         5,829
Stockholders' equity:
  Preferred Stock, par value $.01 per share,
     authorized 100,000 shares, 4,416 shares
     designated as Series A, none outstanding (2,408
     in 1998, none in 1999) and 7,000 shares
     designated as Series B, none outstanding.......         --              --            --
  Common Stock, par value $.01 per share, authorized
     150,000,000 shares, issued and outstanding
     4,485,000 (none in 1998, 4,485,000 in 1999)....         --              45            45
  Class A Common Stock, par value $.01 per share,
     authorized 7,200,000 shares, issued and
     outstanding 6,344,134 (5,365,605 in 1998,
     6,344,134 in 1999).............................         54              63            63
  Additional paid-in capital........................     12,712         103,865       103,859
  Deferred stock-based compensation.................       (394)         (3,828)       (3,536)
  Retained earnings.................................     23,820          36,821        43,851
                                                        -------        --------      --------
     Total stockholders' equity.....................     36,192         136,966       144,282
                                                        -------        --------      --------
     Total liabilities and stockholders' equity.....    $89,450        $183,657      $188,464
                                                        =======        ========      ========

                            ILLUMINET HOLDINGS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                               THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   MARCH 31,
                                  ---------------------------------------   -------------------------
                                     1997          1998          1999          1999          2000
                                  -----------   -----------   -----------   -----------   -----------
                                                                                   (UNAUDITED)
Revenues:
  Network services..............  $    44,117   $    60,274   $    93,211   $    19,833   $    27,657
  Clearinghouse services........        6,723         6,232         5,851         1,539         1,315
  Network usage software
     applications...............        3,468         5,406         1,532           231           270
                                  -----------   -----------   -----------   -----------   -----------
     Total revenues.............       54,308        71,912       100,594        21,603        29,242
Expenses:
  Carrier costs.................       15,313        22,983        26,091         6,519         5,950
  Operating.....................       14,979        19,768        28,868         5,743         7,033
  Selling, general, and
     administrative.............        8,873        10,287        13,492         2,894         3,499
  Depreciation and
     amortization...............        7,354         9,372        11,966         2,498         2,986
                                  -----------   -----------   -----------   -----------   -----------
     Total expenses.............       46,519        62,410        80,417        17,654        19,468
                                  -----------   -----------   -----------   -----------   -----------
Operating income................        7,789         9,502        20,177         3,949         9,774
Interest income.................          732           834         2,105           206         1,791
Interest expense................       (1,540)       (1,580)       (1,611)         (396)         (227)
                                  -----------   -----------   -----------   -----------   -----------
Income before income taxes......        6,981         8,756        20,671         3,759        11,338
Income tax (benefit)
  provision.....................         (676)        3,463         7,666         1,428         4,308
                                  -----------   -----------   -----------   -----------   -----------
Net income......................  $     7,657   $     5,293   $    13,005   $     2,331   $     7,030
                                  ===========   ===========   ===========   ===========   ===========
Earnings per share -- basic.....  $      0.36   $      0.25   $      0.56   $      0.10   $      0.24
                                  ===========   ===========   ===========   ===========   ===========
Earnings per share -- diluted...  $      0.32   $      0.22   $      0.48   $      0.09   $      0.22
                                  ===========   ===========   ===========   ===========   ===========
Weighted-average common
  shares -- basic...............   21,182,036    21,425,540    23,377,396    21,463,972    29,861,536
                                  ===========   ===========   ===========   ===========   ===========
Weighted-average common
  shares -- diluted.............   25,586,660    25,989,440    27,456,760    26,097,456    31,692,546
                                  ===========   ===========   ===========   ===========   ===========

                            ILLUMINET HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                            CLASS A            SERIES A
                                                    COMMON STOCK         COMMON STOCK       PREFERRED STOCK   ADDITIONAL
                                                 ------------------   -------------------   ---------------    PAID-IN
                                                  SHARES     AMOUNT     SHARES     AMOUNT   SHARES   AMOUNT    CAPITAL
                                                 ---------   ------   ----------   ------   ------   ------   ----------
Balance at January 1, 1997.....................         --    $--      5,262,354    $53     2,637      $--     $ 10,701
  Conversion of Series A Preferred Stock.......         --     --         15,832     --      (186)     --            --
  Conversion of convertible redeemable
    subordinated debentures....................         --     --         66,194     --        --      --           735
  Common Stock issued under former stock
    incentive plan.............................         --     --         14,240     --        --      --            41
  Common Stock repurchases.....................         --     --        (11,539)    --        --      --            --
  Deferred stock-based compensation............         --     --             --     --        --      --           509
  Stock-based compensation expense.............         --     --             --     --        --      --            --
  Net income...................................         --     --             --     --        --      --            --
                                                 ---------    ---     ----------    ---     ------     --      --------
Balance at December 31, 1997...................         --     --      5,347,081     53     2,451      --        11,986
  Conversion of Series A Preferred Stock.......         --     --          3,660     --       (43)     --            --
  Conversion of convertible redeemable
    subordinated debentures....................         --     --         14,764      1        --      --           164
  Deferred stock-based compensation............         --     --             --     --        --      --           561
  Stock-based compensation expense.............         --     --             --     --        --      --            --
  Stock options exercised......................         --     --            100     --        --      --             1
  Net income...................................         --     --             --     --        --      --            --
                                                 ---------    ---     ----------    ---     ------     --      --------
Balance at December 31, 1998...................         --     --      5,365,605     54     2,408      --        12,712
  Conversion of Series A Preferred Stock.......         --     --        204,941      2     (2,408)    --            --
  Conversion of convertible redeemable
    subordinated debentures....................         --     --        760,838      7        --      --         8,347
  Deferred stock-based compensation............         --     --             --     --        --      --         4,123
  Stock-based compensation expense.............         --     --             --     --        --      --            --
  Stock options exercised......................         --     --         12,750     --        --      --           394
  Issuance of Common Stock.....................  4,485,000     45             --     --        --      --        78,289
  Net income...................................         --     --             --     --        --      --            --
                                                 ---------    ---     ----------    ---     ------     --      --------
Balance at December 31, 1999...................  4,485,000     45      6,344,134     63        --      --       103,865
  Deferred stock-based compensation
    (unaudited)................................         --     --             --     --        --      --            (6)
  Stock-based compensation expense
    (unaudited)................................         --     --             --     --        --      --            --
  Net income (unaudited).......................         --     --             --     --        --      --            --
                                                 ---------    ---     ----------    ---     ------     --      --------
Balance at March 31, 2000 (unaudited)..........  4,485,000    $45      6,344,134    $63        --      $--     $103,859
                                                 =========    ===     ==========    ===     ======     ==      ========


                                                   DEFERRED                    TOTAL
                                                 STOCK-BASED    RETAINED   STOCKHOLDERS'
                                                 COMPENSATION   EARNINGS      EQUITY
                                                 ------------   --------   -------------
Balance at January 1, 1997.....................    $    --      $11,006      $ 21,760
  Conversion of Series A Preferred Stock.......         --           --            --
  Conversion of convertible redeemable
    subordinated debentures....................         --           --           735
  Common Stock issued under former stock
    incentive plan.............................         --           --            41
  Common Stock repurchases.....................         --         (136)         (136)
  Deferred stock-based compensation............       (509)          --            --
  Stock-based compensation expense.............        169           --           169
  Net income...................................         --        7,657         7,657
                                                   -------      -------      --------
Balance at December 31, 1997...................       (340)      18,527        30,226
  Conversion of Series A Preferred Stock.......         --           --            --
  Conversion of convertible redeemable
    subordinated debentures....................         --           --           165
  Deferred stock-based compensation............       (561)          --            --
  Stock-based compensation expense.............        507           --           507
  Stock options exercised......................         --           --             1
  Net income...................................         --        5,293         5,293
                                                   -------      -------      --------
Balance at December 31, 1998...................       (394)      23,820        36,192
  Conversion of Series A Preferred Stock.......         --           (2)           --
  Conversion of convertible redeemable
    subordinated debentures....................         --           (2)        8,352
  Deferred stock-based compensation............     (4,123)          --            --
  Stock-based compensation expense.............        689           --           689
  Stock options exercised......................         --           --           394
  Issuance of Common Stock.....................         --           --        78,334
  Net income...................................         --       13,005        13,005
                                                   -------      -------      --------
Balance at December 31, 1999...................     (3,828)      36,821       136,966
  Deferred stock-based compensation
    (unaudited)................................          6           --            --
  Stock-based compensation expense
    (unaudited)................................        286           --           286
  Net income (unaudited).......................         --        7,030         7,030
                                                   -------      -------      --------
Balance at March 31, 2000 (unaudited)..........    $(3,536)     $43,851      $144,282
                                                   =======      =======      ========

                            ILLUMINET HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         THREE MONTHS
                                                                                            ENDED
                                                      YEAR ENDED DECEMBER 31,             MARCH 31,
                                                  --------------------------------    ------------------
                                                    1997        1998        1999       1999       2000
                                                  --------    --------    --------    -------    -------
                                                                                         (UNAUDITED)
Operating activities:
  Net income....................................  $  7,657    $  5,293    $ 13,005    $ 2,331    $ 7,030
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization...............     7,354       9,372      11,966      2,498      2,986
    Impairment on investment....................        --          --       1,461         --         --
    Stock-based compensation expense............       169         507         689         85        286
    Deferred income taxes.......................      (870)      2,198       2,040      1,429         --
    Change in:
      Accounts receivable.......................    (2,238)     (3,337)     (3,761)    (1,313)      (747)
      Trade accounts payable....................     1,260      (1,424)      2,927     (1,315)    (3,547)
      Due to customers..........................    (2,306)       (309)       (489)     1,380       (284)
      Income taxes payable......................       (48)        923         736       (909)     2,585
      Other.....................................      (234)        (42)     (1,145)      (139)      (341)
                                                  --------    --------    --------    -------    -------
         Net cash provided by operating
           activities...........................    10,744      13,181      27,429      4,047      7,968
                                                  --------    --------    --------    -------    -------
Investing activities:
  Purchases of investments......................        --          --     (79,738)        --     (1,078)
  Capital purchases.............................   (10,121)    (10,380)    (10,241)    (2,088)    (1,949)
                                                  --------    --------    --------    -------    -------
    Net cash used in investing activities.......   (10,121)    (10,380)    (89,979)    (2,088)    (3,027)
                                                  --------    --------    --------    -------    -------
Financing activities:
  Purchase of subordinated capital certificates
    related to notes payable....................        --         (68)         --         --         --
  Proceeds from issuance of notes payable.......        --       1,368          --         --         --
  Proceeds from issuance of Class A Common
    Stock.......................................        --           1         394         10         --
  Proceeds from issuance of Common Stock........        --          --      78,334         --         --
  Principal payments on notes payable and
    capital leases..............................    (1,835)     (3,302)     (5,238)      (414)    (1,263)
  Class A Common Stock repurchases..............      (136)         --          (4)        --         --
                                                  --------    --------    --------    -------    -------
    Net cash (used in) provided by financing
      activities................................    (1,971)     (2,001)     73,486       (404)    (1,263)
                                                  --------    --------    --------    -------    -------
    Net (decrease) increase in cash and cash
      equivalents...............................    (1,348)        800      10,936      1,555      3,678
Cash and cash equivalents at:
  Beginning of period...........................    12,515      11,167      11,967     11,967     22,903
                                                  --------    --------    --------    -------    -------
  End of period.................................  $ 11,167    $ 11,967    $ 22,903    $13,522    $26,581
                                                  ========    ========    ========    =======    =======
Supplemental cash flow disclosure:
  Income taxes paid.............................  $    226    $    342    $  4,676    $   909    $ 1,723
                                                  ========    ========    ========    =======    =======
  Interest paid.................................  $  1,944    $  1,859    $  1,860    $   361    $   283
                                                  ========    ========    ========    =======    =======
  Capital acquisitions financed through capital
    leases......................................  $     --    $  7,490    $  2,530    $    --    $    --
                                                  ========    ========    ========    =======    =======
  Debentures and Series A Preferred Stock
    converted into Class A Common Stock.........  $    735    $    165    $  8,356    $    --    $    --
                                                  ========    ========    ========    =======    =======

                            ILLUMINET HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Illuminet Holdings, Inc. and its wholly-owned subsidiary Illuminet, Inc. (collectively referred to as "Illuminet") are engaged in the business of developing, managing and marketing a Signaling System 7 ("SS7") network and related products and services based on SS7 technology to the entire telecommunications marketplace. SS7 is a telecommunications industry-standard system of protocols and procedures that is used to control telephone communications and provide routing information in association with vertical calling features, such as calling card validation, advanced intelligent network services, local number portability, wireless services, toll-free number database access, and caller identification. Additionally, Illuminet provides advanced database services, billing-and-collection services, calling card services, and network usage software applications to a range of telephone companies as well as interexchange carriers, operator service providers and other telecommunications companies and providers of telecommunications services.

     Illuminet has its corporate headquarters and a portion of its operations located in Lacey, Washington; a network control center and related operations located in Overland Park, Kansas; and additional SS7 Signal Transfer Points located in Rock Hill, South Carolina; Mattoon, Illinois; Las Vegas, Nevada; Akron, Pennsylvania, and Waynesboro, Virginia.

     Illuminet Holdings, Inc. (formerly USTN Holdings, Inc. through May 1997) and Illuminet, Inc. (formerly USTN Services, Inc. through May 1997) were incorporated in the State of Delaware on August 2, 1995.

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Illuminet Holdings, Inc. and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that Illuminet considers necessary for a fair presentation of the financial position at those dates and of the operations and cash flows for the periods then ended. Operating results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year.

CASH EQUIVALENTS

     Illuminet considers all highly liquid investments of operating cash, defined as funds generated from ongoing business operations, with original maturities of three months or less at purchase to be cash equivalents. Cash equivalents consist of money market funds and commercial paper that are stated at cost, which approximates fair value. At December 31, 1998 and 1999, such investments included $11.0 million, and $19.8 million, respectively, invested in a money market fund consisting of direct obligations of the U.S. Treasury and repurchase agreements collateralized by such obligations of the U.S. Treasury. At December 31, 1998, direct commercial paper investments totaled $2.0 million. At December 31, 1999, investments in a fund collateralized by commercial paper investments totaled $3.1 million.

                            ILLUMINET HOLDINGS, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
AVAILABLE-FOR-SALE SECURITIES

     Illuminet considers the investment of the proceeds and related interest earnings from its initial public offering to be available-for-sale securities. Investments classified as available-for-sale securities are reported at fair value with unrealized gains and losses excluded from earnings and recorded net of deferred taxes directly to stockholders' equity as accumulated other comprehensive income. At December 31, 1999, such investments included, at market value, $69.7 million invested in commercial paper with an average of 59 days to maturity and $10.0 million invested in demand notes. There were not any gross unrealized holding gains or losses at December 31, 1998 and 1999.

ACCOUNTS RECEIVABLE

     One of Illuminet's services involves providing a clearinghouse function for toll collected by telephone companies on behalf of other telecommunications service providers. At December 31, 1998 and 1999, accounts receivable included $11.5 million and $9.0 million, respectively, of such toll amounts due from telephone companies. Related amounts due to customers included $12.4 million and $11.8 million, respectively, for amounts owed to such service providers. Accounts receivable from these companies are uncollateralized; however, uncollected amounts may be offset against amounts otherwise due to service providers.

     Concentration of credit risk with respect to trade receivables is limited due to the diversity of the customer base and geographic dispersion, and is evidenced by a history of minimal customer account write-offs.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for property and equipment are as follows:

Corporate headquarters building.............................  31.5 years
Network assets..............................................  5 to 10 years
Office equipment and systems................................  5 to 20 years
Furniture and fixtures......................................  5 to 15 years
Computer equipment and software.............................  3 to 5 years
Leasehold improvements......................................  5 years

     Property and equipment and liabilities under capital leases are recorded at the lower of the fair value of the asset or the present value of the minimum lease payments. Interest rates on capitalized leases are imputed based on the lower of Illuminet's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return. Depreciation on the leased assets are included in depreciation expense, and is provided using the straight-line method over the estimated useful lives of the assets.

CAPITALIZED SOFTWARE

     Computer software product costs represent capitalized costs incurred for development of software products after the technological feasibility of the product is established. Costs incurred prior to that date are expensed. The annual amortization, which was $0.6 million for each of the years ended December 31, 1997, 1998, and 1999, is determined on a product-by-product basis as the greater of the amount

                            ILLUMINET HOLDINGS, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or
(b) the straight-line method over the remaining estimated economic life of the product. Amortization starts when the product is available for general release to customers.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets consist of intangible assets and certain capital assets. An impairment is considered to have occurred when the carrying value of the asset is considered not to be recoverable. The carrying value of these assets is regularly reviewed to verify that they are valued properly. When there are adverse changes in facts and circumstances suggest that the value has been impaired, an assessment is made of future cash flows and the carrying value of the related assets will be reduced appropriately to their fair value based on current market values. When market values are not available, the fair value will be determined based on other valuation techniques such as estimated discounted future cash flows.

REVENUE RECOGNITION

     Illuminet recognizes revenue as the related services are performed. Network services revenues are comprised of network connectivity revenues and intelligent network service revenues. Network connectivity revenues are derived from establishing and maintaining connection to Illuminet's SS7 network and trunk signaling services. Revenues from network connectivity consist primarily of monthly recurring fees, and trunk signaling services revenues are charged monthly based on the number of switches to which a customer signals. The initial connection fee and related costs are deferred and recognized over the term of the arrangement. Intelligent network services, which include calling card validation, local number portability, wireless services, toll-free database access, and caller identification are derived primarily from database administration and database query services and are charged on a per-use or per-query basis.

     Clearinghouse services revenues are derived primarily from serving as a distribution and collection point for billing information and payment collection for services provided by one carrier to customers billed by another. Clearinghouse revenues are earned based on the number of messages processed.

     Network usage software applications revenues are comprised of sales of software and software maintenance services. Revenues on sales of software are recognized when an arrangement exists, the price is fixed and determinable, the related amounts are collectible, and the software has been delivered and all customer acceptance requirements, if any, have been met. Revenues on software maintenance are recognized on a monthly basis over the term of the maintenance arrangement.

     In 1999, Illuminet earned approximately 13% of its revenues from AT&T and its affiliates with no single affiliate contributing more than 8% of total revenue.

STOCK-BASED COMPENSATION

     Illuminet has elected to apply the disclosure-only provisions of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). Accordingly, Illuminet accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Compensation expense for stock options is measured as the excess, if any, of the fair value of Common Stock and Class A Common Stock at the measurement date over the stock option exercise price. Statement 123 requires companies that continue to follow

                            ILLUMINET HOLDINGS, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
APB 25 to provide pro forma disclosure of the impact of applying the fair value method of Statement 123 (refer to Note 6).

INCOME TAXES

     Illuminet provides for income taxes under the liability method, whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

     The computation of earnings per share-basic is based on net income and the weighted-average number of outstanding common shares, including Class A Common Stock. The computation of earnings per share-diluted includes the dilutive effect of outstanding preferred stock, convertible debentures calculated using the as if converted method, and Common Stock options and Class A Common Stock options calculated using the treasury stock method. Effective with Illuminet's initial public offering on October 7, 1999, all existing common stock outstanding immediately prior to the initial public offering was renamed to Class A Common Stock. Each share of Class A Common Stock will automatically convert into four shares of Common Stock on April 5, 2000. All share and per share amounts have been restated to reflect the conversion of the Class A Common Stock into Common Stock at the beginning of each period presented.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain reclassifications to the 1997 and 1998 financial statements have been made to conform to the 1999 presentation.

SEGMENT INFORMATION

     In June 1997, FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("Statement 131"), effective for financial statements for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the reporting by public business enterprises of financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued to shareholders. Illuminet primarily provides services to companies in the telecommunications industry that are located throughout the United States and considers all of its operations as one segment because expenses support multiple products and services. Revenues are reported separately for network services, clearinghouse services and network usage software applications. No segment information is provided to the chief operating decision maker for expenses, operating income, total assets, depreciation, or capital purchases.

                            ILLUMINET HOLDINGS, INC.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes standards for the recognition, measurement, and reporting of derivatives and hedging activities and is effective for Illuminet's year ending December 31, 2000. Illuminet anticipates that the adoption of this new accounting standard will not have a material impact on Illuminet's consolidated financial statements, but continues to evaluate that impact.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin Number 101 ("SAB 101"), "Revenue Recognition in Financial Statements". This summarized certain areas of the staff's views in applying generally accepted accounting principles as it applies to revenue recognition. Illuminet believes that its revenue recognition principles comply with SAB 101, but will continue to evaluate interpretations of SAB 101.

NOTE 2. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                      DECEMBER 31,
                                                   ------------------    MARCH 31,
                                                    1998       1999        2000
                                                   -------    -------    ---------
Land.............................................  $   912    $   912     $   912
Building and leasehold improvements..............    7,156      7,543       7,629
Equipment and furniture..........................    3,435      4,040       4,138
Network assets...................................   51,799     59,972      60,007
Computer hardware and software...................   21,231     24,839      26,568
                                                   -------    -------     -------
                                                    84,533     97,306      99,254
Less: accumulated depreciation...................   40,786     52,177      55,020
                                                   -------    -------     -------
Property and equipment, net......................  $43,747    $45,129     $44,234
                                                   =======    =======     =======

NOTE 3. LEASES

     In 1998 and 1999, Illuminet entered into various capital lease obligations expiring in 2002 and 2003 for network assets. The lease agreements allow Illuminet to purchase, for a nominal value, the assets at the end of the lease term. Property and equipment held under capital leases follows (in thousands):

                                                      DECEMBER 31,
                                                    -----------------    MARCH 31,
                                                     1998      1999        2000
                                                    ------    -------    ---------
Network assets....................................  $7,490    $10,020     $10,020
Less: accumulated amortization....................     645      2,465       2,997
                                                    ------    -------     -------
Total property and equipment held under capital
  leases..........................................  $6,845    $ 7,555     $ 7,023
                                                    ======    =======     =======

     Illuminet has entered into non-cancelable operating leases for its various facilities, other than its Lacey headquarters site. The most significant lease covers its Overland Park facility. Illuminet entered into a five-year lease, beginning August 1998 for a new Overland Park facility that was constructed to suit Illuminet's specifications. Effective January 1, 1999, the lease was amended to a seven-year term with an option at five years to extend the term for an additional five years. Prior to August 1998, Illuminet was

                            ILLUMINET HOLDINGS, INC.

NOTE 3. LEASES (CONTINUED)
located in a different Overland Park facility under a lease that expired in August 1998. During 1997, 1998 and 1999, rent expense was $0.4 million, $0.5 million, and $0.6 million, respectively.

     Future minimum lease payments under noncancelable operating leases and the present value of future minimum capital lease payments for the years ending December 31 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
2000........................................................  $2,942      $  604
2001........................................................   2,942         545
2002........................................................   2,072         465
2003........................................................     402         440
2004........................................................      --         440
Thereafter..................................................      --         440
                                                              ------      ------
  Total minimum lease payments..............................   8,358      $2,934
                                                                          ======
Less: amount representing interest (at 8.12%)...............     933
                                                              ------
Present value of net minimum lease payments.................   7,425
Less: current portion of obligations under capital leases...   2,428
                                                              ------
Obligations under capital leases, less current portion......  $4,997
                                                              ======

NOTE 4. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                              DECEMBER 31,
                                                            -----------------    MARCH 31,
                                                             1998       1999       2000
                                                            -------    ------    ---------
Various secured notes payable to Rural Telephone Finance
  Cooperative ("RTFC") with variable interest rates (6.15%
  at December 31, 1998, 7.00% at December 31, 1999, 7.50%
  at March 31, 2000) payable in quarterly installments,
  including interest, each maturing at various dates
  ranging from August 2000 to March 2015..................  $10,591    $7,458     $6,784
Convertible redeemable subordinated debentures
  ("Debentures") converted and repaid in 1999.............    7,474        --         --
Debentures, deferred interest payable.....................      989        --         --
                                                            -------    ------     ------
                                                             19,054     7,458      6,784
Less: current portion.....................................    3,458     1,430        955
                                                            -------    ------     ------
Total long-term debt......................................  $15,596    $6,028     $5,829
                                                            =======    ======     ======

     In connection with a call for redemption, Illuminet converted, on October 4, 1999, almost all outstanding Debentures with approximately $8.4 million in principal and accrued interest and issued 760,838 shares of Class A Common Stock to debenture holders who elected to convert. A remaining amount of $0.1 million was paid for redemption of the principal and accrued interest that was not converted to Class A Common Stock.

                            ILLUMINET HOLDINGS, INC.

NOTE 4. LONG-TERM DEBT (CONTINUED)
     Additional borrowings available under the various note agreements with RTFC aggregated $3.8 million at December 31, 1998 and 1999. All of the RTFC notes have variable interest rates that are based on RTFC's short-term funding costs. In accordance with the terms of the loan agreements, Illuminet purchased lender-issued, non-interest-bearing subordinated capital certificates based on a percentage of the gross loan amount. Such certificates are amortized against the loan principal balance over the terms of the respective loans. Certificates purchased, net of amortization, totaled $1.1 million and $1.0 million at December 31, 1998 and 1999, respectively, are carried at cost, and are included in prepaid expenses and in other long-term assets. The loan agreements contain certain covenants, the most restrictive of which requires Illuminet to maintain certain cash flow-to-debt service ratios.

     All RTFC loans are currently secured by a first-priority lien in the case of the dissolution of Illuminet on substantially all of Illuminet's assets, revenues and property, excluding cash collected and held on behalf of others in the normal course of providing Illuminet's services. Cash and cash equivalents not subject to the lien were $3.3 million and $4.9 million at December 31, 1998, and 1999, respectively.

     Illuminet entered into a secured line of credit agreement with RTFC that permits Illuminet to borrow up to $7.3 million, not to exceed 80% of eligible accounts receivable, for a term of five years. The line of credit bears interest at the lesser of the prime rate plus 1.5% or RTFC's monthly borrowing rate (7.70% at December 31, 1999), and contains certain covenants, the most restrictive of which requires Illuminet to maintain a zero balance in the line of credit for at least five consecutive business days every 360 days after the initial advance. There were no borrowings outstanding against the line of credit at December 31, 1998 and 1999.

     The terms of the secured loan facilities restrict the ability to declare and pay dividends without the consent of RTFC, unless Illuminet meets minimum net worth and cash margin tests.

     The carrying value of Illuminet's long-term debt approximates fair value.

     Maturities of the long-term debt for the years ending December 31 are scheduled as follows (in thousands):

2000....................................................  $1,430
2001....................................................     675
2002....................................................     372
2003....................................................     408
2004....................................................     448
2005 - 2009.............................................   2,983
2010 - 2014.............................................   1,142
                                                          ------
                                                          $7,458
                                                          ======

     On June 22, 2000, the Company entered into an agreement with Bank of America to provide a line of credit and capital expenditure loan facilities. The line of credit is a $10.0 million, unsecured loan with a three year term, with a one year extension available at the end of the second year. The capital expenditure facility is a $15.0 million, unsecured loan with a five year term. The loans bear interest at the lesser of the bank's prime lending rate or LIBOR plus 1.375% to 1.75%, depending on Illuminet's trailing twelve month earnings before interest, tax, depreciation and amortization ("EBITDA"), and contain certain covenants.

                            ILLUMINET HOLDINGS, INC.

NOTE 4. LONG-TERM DEBT (CONTINUED)
     In connection with the line of credit agreement with Bank of America, the available borrowings under a line of credit and notes agreements with RTFC were cancelled and the liens held on the Company's assets under the RTFC note agreements were released. The borrowings outstanding under the RTFC note agreements will be secured by a first trust deed on the Company's building and land located in Lacey, Washington.

NOTE 5. STOCKHOLDERS' EQUITY

     Effective October 7, 1999, Illuminet Holdings, Inc. is authorized to issue up to 157,300,000 shares of capital stock consisting of (i) 150,000,000 shares of Common Stock, par value $.01 per share, (ii) 7,200,000 shares of Class A Common Stock, par value $.01 per share, and (iii) 100,000 shares of Illuminet Holdings, Inc. Preferred Stock, par value $.01 per share. Each share of Common Stock is entitled to one vote. Prior to the pending April 5, 2000 conversion, each share of Class A Common Stock is entitled to four votes. The accompanying financial statements have been retroactively adjusted to reflect the changes to amounts of authorized shares.

INITIAL PUBLIC OFFERING

     On October 14, 1999, Illuminet completed an initial public offering of 4,485,000 shares of its Common Stock and received approximately $78.3 million in cash, net of underwriter discounts, commissions and other offering costs.

CLASS A COMMON STOCK

     Immediately prior to the initial public offering, all existing Common Stock was renamed to Class A Common Stock. Each share of Class A Common Stock will automatically convert into four shares of Common Stock on April 5, 2000. If the Class A Common Stock were converted at December 31, 1999, an additional 25,376,536 shares of Common Stock would have been outstanding. Other than the conversion feature, terms of Class A Common Stock are identical to those of the Common Stock on an as if converted basis.

SERIES A PREFERRED STOCK

     As approved by stockholders on June 21, 1999, all outstanding Series A Preferred Stock automatically converted into an aggregate total of 204,941 shares of Class A Common Stock at the time of the initial public offering.

SERIES B PARTICIPATING CUMULATIVE PREFERENCE STOCK

     Series B Participating Cumulative Preference Stock ("Series B Stock") is entitled to one vote per each one one-thousandth ("1/1000") share, and votes together as a class with Common Stock and Class A Common Stock on matters on which holders of Common Stock and Class A Common Stock are generally entitled to vote. Although the Series B Stock ranks superior to Common Stock and Class A Common Stock, upon liquidation, dissolution or winding up of Illuminet, whether voluntary or involuntary, other than requiring payment of accrued and unpaid dividends before the payout to holders of Common Stock and Class A Common Stock, the only liquidation right of the Series B Stock is that each 1/1000 of a share of Series B Stock is entitled to receive an amount equivalent to the amount to be distributed per whole share of Common Stock and Class A Common Stock. Series B Stock was

                            ILLUMINET HOLDINGS, INC.

NOTE 5. STOCKHOLDERS' EQUITY (CONTINUED) authorized in connection with the establishment of Illuminet's Shareholder Rights Plan. No such shares were outstanding at December 31, 1999.

DIVIDENDS

     Payments of dividends are restricted under Illuminet's long-term debt arrangements with approval of RTFC required unless Illuminet's ratio of equity to total assets exceeds 40%. Dividends on Series B Stock are payable as follows:
(1) should Illuminet declare and pay a dividend on Common Stock or Class A Common Stock, each 1/1000 share of Series B Stock is entitled to receive the same dividend amount paid on one whole share of Class A Common Stock, (2) $0.01 per whole share of Series B Stock offset by any payments made as a result of a Class A Common Stock dividend. No dividends have been declared to date.

SHAREHOLDER RIGHTS PLAN

     On November 19, 1998, Illuminet's Board of Directors adopted a Shareholder Rights Plan and declared a dividend, issued on November 20, 1998, of one right for each outstanding share of Common Stock ("Right"). Each Right represents the right to purchase shares of our Series B Stock. The Rights become exercisable if a person or group acquires more than 20% of the outstanding shares of Common Stock or makes a tender offer for more than 20% of the outstanding shares of Common Stock. Upon the occurrence of such an event, each Right entitles the holder (other than the acquiror) to purchase for $150 the economic equivalent of shares of Common Stock, or in certain circumstances, stock of the acquiring entity, worth twice as much. The Rights expire on December 20, 2008 unless earlier redeemed by Illuminet, and are redeemable prior to becoming exercisable at $0.01 per Right.

NOTE 6. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

STOCK OPTION PLAN

     Illuminet established the 1997 Equity Incentive Plan under which 13% of outstanding shares of Common Stock are reserved from time to time (3,804,941 at December 31, 1999 and March 31, 2000) for issuance pursuant to non-qualified and incentive stock options and stock appreciation rights that may be granted. Only non-qualified stock options have been granted under the plan. Employee non-qualified stock options, primarily granted to key employees, are generally exercisable ratably over four years and expire ten years from the date of grant except that options expire 60 days after termination of employment. Outside Director non-qualified stock options are generally exercisable on grant, or within twelve months of grant, and expire ten years from the date of grant. Prior to the initial public offering, the Board of Directors determined the estimated fair value of Class A Common Stock as the stock was not publicly traded and a readily ascertainable market value was not available.

                            ILLUMINET HOLDINGS, INC.

NOTE 6. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)
     Additional information regarding options granted and outstanding is summarized as follows. This information includes the effect of Class A Common Stock options on an as if converted basis:

                                                                        WEIGHTED-
                                                         NUMBER OF       AVERAGE
                                                          OPTIONS     EXERCISE PRICE
                                                         ---------    --------------
Outstanding January 1, 1997............................         --        $  --
  Granted at exercise price less than fair value of
     Common Stock on grant date........................    926,016         2.20
                                                         ---------
Outstanding December 31, 1997 (280,016 exercisable at
  $2.20 weighted-average exercise price)...............    926,016         2.20
  Granted at exercise price less than fair value of
     Common Stock on grant date........................  1,170,044         2.34
  Granted at exercise price equal to fair value of
     Common Stock on grant date........................    474,000         4.18
  Exercised............................................       (400)        2.20
  Forfeited............................................    (57,500)        2.20
                                                         ---------
Outstanding December 31, 1998 (1,188,660 exercisable at
  $2.28 weighted-average exercise price)...............  2,512,160         2.63
  Granted at exercise price less than fair value of
     Common Stock on grant date........................    686,060         7.55
  Granted at exercise price equal to fair value of
     Common Stock on grant date........................     87,123        17.41
  Exercised............................................    (51,000)        2.20
                                                         ---------
Outstanding December 31, 1999 (1,699,243 exercisable at
  $2.54 weighted-average exercise price)...............  3,234,343        $4.08
                                                         =========        =====

     Outstanding and exercisable stock options by price range as of December 31, 1999 is as follows:

                                          AVERAGE     WEIGHTED-                 WEIGHTED-
                                         REMAINING     AVERAGE                   AVERAGE
                            NUMBER      CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICE   OUTSTANDING      LIFE         PRICE     EXERCISABLE     PRICE
-----------------------   -----------   -----------   ---------   -----------   ---------
    $ 2.20 - $ 2.36        1,999,160       7.90        $ 2.28      1,494,160     $ 2.29
    $ 4.18 - $ 4.55          551,260       8.15        $ 4.24        204,760     $ 4.30
    $ 8.00 - $13.05          620,800       9.64        $ 8.20             --         --
    $19.00 - $48.44           63,123       9.77        $19.07            323     $33.38
                           ---------                               ---------
    $ 2.20 - $48.44        3,234,343       8.31        $ 4.08      1,699,243     $ 2.54
                           =========       ====        ======      =========     ======

     For the years ended December 31, 1997, 1998 and 1999, deferred stock-based compensation for the stock options granted was $0.5 million, $0.6 million, and $4.1 million, respectively, and $0.2 million, $0.5 million, and $0.7 million, respectively, was recognized as stock-based compensation expense.

                            ILLUMINET HOLDINGS, INC.

NOTE 6. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED) EMPLOYEE STOCK PURCHASE PLAN

     Effective October 7, 1999, Illuminet adopted an Employee Stock Purchase Plan ("ESPP") for which the last purchase date is October 6, 2001. Eligible employees may contribute up to 15% of cash compensation toward the semi-annual purchase of Common Stock. Under the terms of the plan, 700,000 shares of authorized Common Stock were reserved for purchase at 85% of the fair market value price at the beginning of the six-month offering period at which an eligible employee enrolled, or the end of each six-month offering period, whichever is lower. In no case, can the fair market value price at the beginning of any six-month offering period be less than $16.15. Through December 31, 1999, no stock was purchased under this plan, and eligible employees have contributed $0.2 million toward the first purchase on April 6, 2000.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if Illuminet had accounted for its stock options under the fair value method of that Statement and includes the effect of Class A Common Stock options on an as if converted basis. The weighted-average grant date fair value of these options was estimated at the date of grant using the Minimum Value Option Pricing Model for all options granted before the initial public offering and the Black-Scholes Option Pricing Model for all options granted after the initial public offering with the following weighted-average assumptions:

                                       YEAR ENDED DECEMBER 31,    JANUARY 1, 1999   OCTOBER 7, 1999
                                      -------------------------    TO OCTOBER 6,    TO DECEMBER 31,
                                         1997          1998            1999               1999
                                      -----------   -----------   ---------------   ----------------
Risk-free interest rate.............          5.9%          5.4%            5.7%              6.1%
Dividend yield......................            0%            0%              0%                0%
Expected volatility.................            0%            0%              0%               70%
Estimated option life...............   8.54 years    8.47 years      9.07 years        6.99 years
Weighted-average grant date value
  for options granted at exercise
  price less than fair value of
  Common Stock on grant date........        $1.40         $2.04           $9.10                --
Weighted-average grant date value
  for options granted at exercise
  price equal to fair value of
  Common Stock on grant date........           --         $1.54           $5.40            $13.63

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period; accordingly, the pro forma impact of stock options granted may not be indicative of the pro forma impact in future years. Illuminet's pro forma information are summarized as follows (in thousands, except per share amounts) and includes the effect of Class A Common Stock options on an as if converted basis.

                            ILLUMINET HOLDINGS, INC.

NOTE 6. STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS (CONTINUED)

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1997      1998      1999
                                                      ------    ------    -------
Net income -- as reported...........................  $7,657    $5,293    $13,005
                                                      ======    ======    =======
Net income -- pro forma.............................  $7,485    $4,796    $12,002
                                                      ======    ======    =======
Earnings per share -- diluted -- as reported........  $ 0.32    $ 0.22    $  0.48
                                                      ======    ======    =======
Earnings per share -- diluted -- pro forma..........  $ 0.31    $ 0.20    $  0.44
                                                      ======    ======    =======

NOTE 7. EMPLOYEE BENEFIT PLANS

     Illuminet has qualified profit sharing/401(k) trust retirement plans covering all employees subject to certain eligibility requirements. Illuminet provides matching contributions to the plans' trusts on a portion of employee contributions to the plans, and also may, at the discretion of the Board of Directors, provide a discretionary contribution. For 1997, 1998 and 1999, contribution expense was approximately $1.2 million, $1.1 million, and $2.0 million, respectively.

NOTE 8. INCOME TAXES

     Components of the income tax provision (benefit) are summarized as follows (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                       1997      1998      1999
                                                       -----    ------    ------
Current:
  Federal............................................  $ 193    $1,077    $5,535
  State..............................................     --       188        91
Deferred:
  Federal............................................   (821)    2,076     2,170
  State..............................................    (48)      122      (130)
                                                       -----    ------    ------
Total income tax provision (benefit).................  $(676)   $3,463    $7,666
                                                       =====    ======    ======

     The reconciliations of the income tax provision (benefit) calculated using the U.S. federal statutory rates to the recorded income tax provision (benefit) are summarized as follows (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                      ---------------------------
                                                       1997       1998      1999
                                                      -------    ------    ------
Tax at U.S. federal statutory rate..................  $ 2,373    $2,977    $7,316
State income taxes, net of federal tax benefit......       --       205       (26)
Utilization of net operating loss carryforward......   (2,373)       --        --
Alternative minimum tax.............................      193        --        --
Additional (reversal of) valuation allowance........     (869)       --       565
Other...............................................       --       281      (189)
                                                      -------    ------    ------
Income tax provision (benefit)......................  $  (676)   $3,463    $7,666
                                                      =======    ======    ======

     Illuminet provides for deferred taxes based on the differences between the bases of assets and liabilities for financial reporting purposes and income tax purposes, calculated using enacted tax rates that will be in effect when the differences are expected to reverse. At December 31, 1998 and 1999, such

                            ILLUMINET HOLDINGS, INC.

NOTE 8. INCOME TAXES (CONTINUED)
differences primarily related to the use of accelerated depreciation and amortization for tax purposes, accruals for certain expenses that are not currently deductible for tax purposes until paid, the tax basis of certain investments that have been written off for financial statement purposes and software development costs that were capitalized for financial statement purposes. December 31, 1998 also included net operating loss carryforwards and tax credit carryforwards that were fully utilized in 1999.

     During the year ended December 31, 1997, the valuation allowance decreased $3.1 million primarily through utilization of net operating loss carryforwards and the reversal of substantially all of the previously recorded deferred tax valuation allowance due to improved anticipated operating results. At December 31, 1998, Illuminet had a valuation allowance related to tax benefits associated with capital losses recorded for financial statement purposes but not yet realized for tax purposes, and tax credit carryforwards of $1.4 million. During 1999, Illuminet recorded an additional valuation allowance related to the write down of a preferred stock equity investment based on a change in the investee's business strategy and direction and fully utilized all federal net operating loss carryforwards and tax credit carryforwards.

     The components of the deferred tax assets are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                              -------    -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,454    $   251
  Tax credit carryforwards..................................    1,368         --
  Allowance for doubtful accounts...........................      408        739
  Contract loss provision...................................      151        760
  Deferred stock-based compensation.........................      227        508
  Loss on impairment........................................       --        555
  Other non-deductible accruals.............................    1,059        824
  Valuation allowance.......................................     (180)      (745)
                                                              -------    -------
Net deferred tax assets.....................................    4,487      2,892
                                                              -------    -------
Deferred tax liabilities:
  Excess tax over book depreciation and amortization........   (5,801)    (6,246)
  Other.....................................................      (14)       (14)
                                                              -------    -------
Total deferred tax liabilities..............................   (5,815)    (6,260)
                                                              -------    -------
Deferred tax liabilities, net...............................  $(1,328)   $(3,368)
                                                              =======    =======

NOTE 9. EARNINGS PER SHARE

     The following table sets forth the computation of earnings per share-basic and diluted (in thousands, except share and per share amounts) and includes the effect of Class A Common Stock on an as if

                            ILLUMINET HOLDINGS, INC.

NOTE 9. EARNINGS PER SHARE (CONTINUED)
converted basis. On April 5, 2000, 6,344,134 shares of Class A Common Stock were automatically converted into 25,376,536 shares of Common Stock:

                                                                                    THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                   MARCH 31,
                                       ---------------------------------------   -------------------------
                                          1997          1998          1999          1999          2000
                                       -----------   -----------   -----------   -----------   -----------
Numerator:
  Numerator for earnings per share --
    basic -- net income..............  $     7,657   $     5,293   $    13,005   $     2,331   $     7,030
  Effect of dilutive securities --
    Debenture interest, net of tax...          498           427           291            99            --
                                       -----------   -----------   -----------   -----------   -----------
Numerator for earnings per share --
  diluted -- net income after assumed
  conversions........................  $     8,155   $     5,720   $    13,296   $     2,430   $     7,030
                                       ===========   ===========   ===========   ===========   ===========
Denominator:
  Denominator for earnings per
    share --
    basic -- weighted-average
    shares...........................   21,182,036    21,425,540    23,377,396    21,463,972    29,861,536
  Weighted-average effect of dilutive
    securities:
    Stock options....................           --       549,308     1,134,656       715,224     1,831,010
    Debentures.......................    3,528,292     3,187,456     2,331,484     3,098,384            --
    Series A Stock...................      876,332       827,136       613,224       819,876            --
                                       -----------   -----------   -----------   -----------   -----------
  Dilutive potential common shares...    4,404,624     4,563,900     4,079,364     4,633,484     1,831,010
                                       -----------   -----------   -----------   -----------   -----------
  Denominator for earnings per
    share -- diluted -- adjusted
    weighted-average shares and
    assumed conversions..............   25,586,660    25,989,440    27,456,760    26,097,456    31,692,546
                                       ===========   ===========   ===========   ===========   ===========
Earnings per share -- basic..........  $      0.36   $      0.25   $      0.56   $      0.10   $      0.24
                                       ===========   ===========   ===========   ===========   ===========
Earnings per share -- diluted........  $      0.32   $      0.22   $      0.48   $      0.09   $      0.22
                                       ===========   ===========   ===========   ===========   ===========

     See notes 4, 5 and 6 for additional information regarding the Debentures, Series A Stock and stock options.

     Stock options to purchase 70,802 and 1,072 weighted-average shares of Common Stock were outstanding during 1997 and 1998, respectively, but were not included in the computation of diluted earnings per share because of their anti-dilutive effect.

NOTE 10. LEGAL PROCEEDINGS

     Illuminet is party to various legal proceedings arising in the ordinary course of business. Management does not believe that those claims, individually or combined, will have a material adverse effect on our business, financial condition or operating results.

NOTE 11. RELATED PARTY TRANSACTIONS

     Illuminet is party to a contract with the subsidiary of one of its corporate stockholders that supplies Illuminet with transmission facilities in the form of private leased lines. Such lines are leased from the corporate stockholder at rates comparable to third-party service providers. Payments pursuant to this

                            ILLUMINET HOLDINGS, INC.

NOTE 11. RELATED PARTY TRANSACTIONS (CONTINUED) contract totaled $1.6 million, $1.7 million, and $2.1 million for the years ended December 31, 1997, 1998, and 1999, respectively.

     Included in accounts receivable at December 31, 1998 is $0.2 million (none in 1999), due for services and reimbursable expenses from a customer in which Illuminet has a preferred stock equity investment currently representing 13% of the voting rights of the customer. Revenues earned from the customer were $0.5 million, $0.8 million, and $0.4 million for the years ended December 31, 1997, 1998, and 1999, respectively. Included in 1999 operating expenses is a $1.5 million impairment loss of the full amount of a 1995 investment in this start-up company that was previously recorded at cost. The recognition of this loss was coincident with significant liquidity concerns of the investee, and the investee's decision to discontinue its historical primary operations and related uncertainties resulting from a change in the investee's business strategy and direction.

NOTE 12. QUARTERLY RESULTS (UNAUDITED)

     The following quarterly financial data has been prepared from Illuminet's financial records without audit, and in the opinion of management, reflect all adjustments (consisting of only normal and recurring accruals) necessary to present fairly Illuminet's results of operations for those periods when considered in conjunction with our audited consolidated financial statements and the notes to those financial statements included in this report. Earnings per share-basic and earnings-per share diluted include the effect of Class A Common Stock on an as if converted basis. Quarterly information may not total the annual amounts in some instances because of rounding.

                                                          QUARTER ENDED
                                   -----------------------------------------------------------
                                    MARCH 31,      JUNE 30,      SEPTEMBER 30,    DECEMBER 31,
                                      1998           1998            1998             1998
                                   -----------    -----------    -------------    ------------
                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues.........................  $    15,073    $    16,513     $    18,735     $    21,591
Operating income.................        1,699          2,264           2,409           3,130
Income before income taxes.......        1,636          2,103           2,142           2,875
Net income.......................  $     1,047    $     1,304     $     1,295     $     1,647
Earnings per share -- basic......  $      0.05    $      0.06     $      0.06     $      0.08
Earnings per share -- diluted....  $      0.05    $      0.05     $      0.05     $      0.07
Weighted average common shares --
  basic..........................   21,388,324     21,388,324      21,462,020      21,462,284
Weighted average common shares --
  diluted........................   25,637,212     25,997,580      25,982,984      25,935,444

                            ILLUMINET HOLDINGS, INC.

NOTE 12. QUARTERLY RESULTS (UNAUDITED) (CONTINUED)

                                                         QUARTER ENDED
                             ----------------------------------------------------------------------
                              MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,    MARCH 31,
                                1999          1999           1999            1999          2000
                             -----------   -----------   -------------   ------------   -----------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues...................  $    21,603   $    23,513    $    26,769    $    28,709    $    29,242
Operating income...........        3,949         3,637          5,875          6,716          9,774
Income before income
  taxes....................        3,759         3,435          5,674          7,803         11,338
Net income.................  $     2,331   $     2,129    $     3,518    $     5,027    $     7,030
Earnings per
  share -- basic...........  $      0.10   $      0.10    $      0.16    $      0.17    $      0.24
Earnings per
  share -- diluted.........  $      0.09   $      0.09    $      0.14    $      0.16    $      0.22
Weighted average common
  shares -- basic..........   21,463,972    21,466,920     21,473,440     29,042,896     29,861,536
Weighted average common
  shares -- diluted........   26,097,456    26,143,140     26,606,200     30,973,828     31,692,546

NOTE 13. MERGER WITH NATIONAL TELEMANAGEMENT CORPORATION

     On June 30, 2000, pursuant to a Merger Agreement dated June 12, 2000 among Illuminet Holdings, Inc. and National Telemanagement Corporation ("NTC"), Illuminet Holdings, Inc. acquired all of the outstanding capital of NTC. NTC, which has its entire operations in Dallas, Texas, develops, markets and provides a variety of telecommunications services including prepaid account management services and unregistered wireless roaming services to the wireless telephone industry. These services are provided to telecommunication carriers throughout North America and the Caribbean.

     The Company issued 1,888,944 shares of common stock in exchange for all outstanding preferred stock and common stock of NTC and assumed all outstanding options in connection with the acquisition of NTC resulting in the issuance of options to purchase up to 80,297 shares of common stock. This transaction has been accounted for as a pooling-of-interests.

                                     [LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee........................................  $ 55,366
NASD filing fee.............................................    21,472
Nasdaq National Market Listing Fee..........................    10,288
Blue sky fees...............................................     5,000
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................   120,000
Miscellaneous fees and expenses.............................    37,874
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporate Law (the "DGCL") authorizes a court to award, or a corporation's board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

     As permitted by the DGCL, our Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or (4) for any transaction from which the director derived an improper personal benefit.

     As permitted by the DGCL, our Certificate of Incorporation and/or our Bylaws provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited expectations; (2) we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements; (3) we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; and (4) the rights conferred in our Bylaws are not exclusive.

     We carry insurance that insures our officers and directors against liability they may incur for actions they take in their capacity as officers and directors, including liability related to alleged violations of federal or state securities laws.

     Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, which contains provisions indemnifying our officers and directors against certain liabilities including liabilities arising under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the three years preceding the filing of this registration statement, Illuminet has not sold its securities without registration under the Securities Act of 1933, except as described below.

     The board of directors of the registrant adopted the 1997 Equity Incentive Plan on October 29, 1997. As of June 30, 2000, options to acquire up to 2,446,283 shares of common stock were outstanding under the plan. On November 23, 1998, Mr. Daniel E. Weiss, Vice President -- Finance, Chief Financial Officer, Secretary and Treasurer of the registrant, exercised an option to purchase 400 shares of the registrant's common stock for an aggregate consideration of $880. On February 25, 1999, Mr. Peter Wiederspan, an employee of the registrant, exercised an option to purchase 4,500 shares of the registrant's common stock for an aggregate consideration of $9,900. On September 16, 1999 and March 17, 2000, Mr. Raymond Donnelly, a former employee of the registrant exercised options to purchase 40,000 and 32,000 shares, respectively, of the registrant's common stock for aggregate consideration of $88,000 and $133,760, respectively.

     In addition, in January 1997, the registrant issued a total of 14, 240 shares of its common stock to members of its board of directors who had also been directors of the registrant's predecessor companies, U.S. Intelco Holdings, Inc. and Independent Telecommunications Network, Inc., in consideration for their services as directors.

     Finally, the terms of Illuminet's debentures and Series A preferred stock permit the conversion of each of these securities into common stock. Illuminet issued 13,956, 82,026, and 18,424 shares of common stock during 1996, 1997 and 1998, respectively. On October 4, 1999, Illuminet issued 760,524 shares of common stock upon the conversion of certain debentures. Since these were exchange transactions, the debentureholders and holders of Series A preferred stock were not required to pay additional consideration for the conversions. On April 5, 2000, 4,366,730 shares of Class A common stock were automatically converted into 21,466,920 shares of common stock. Since this was an exchange transaction, the Class A stockholders were not required to pay additional consideration for the conversion.

     The issuances of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation or, in the case of the immediately preceding paragraph, Section 3(a)(9) as exchange transactions. The recipients of securities under Rule 701 transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through employment or other relationships, to such information.

     On June 30, 2000, we issued 1,888,944 shares of common stock in connection with the merger with National Telemanagement Corporation. The issuance was deemed exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D. The recipients of securities under this Rule 506 transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in this transaction. All recipients either received adequate information about the registrant or had access through employment or other relationships, to such information.

     No underwriters were involved in the sale of the foregoing securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS.

     See the exhibit index for the exhibits filed with this registration statement:

     (b) FINANCIAL STATEMENT SCHEDULES.

     Report of Ernst & Young LLP, Independent Auditors, on Financial Statement Schedule and Schedule II -- Valuation and Qualifying Accounts, and Report of Ernst & Young LLP, Independent Auditors, on Supplemental Financial Statement Schedule and Supplemental Schedule II -- Valuation and Qualifying Accounts. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon rule 430A and contained in a form of Prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lacey, State of Washington, on July 14, 2000.

                                          ILLUMINET HOLDINGS, INC.

                                          By: /s/ ROGER H. MOORE
                                            ------------------------------------
                                          Name: Roger H. Moore
                                          Title:  President and Chief Executive
                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger H. Moore, and Daniel E. Weiss, and each of them, acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him, in any an all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----
/s/ THEODORE D. BERNS                                             Director             July 14, 2000
-----------------------------------------------------
Theodore D. Berns

/s/ EUGENE L. COLE                                                Director             July 14, 2000
-----------------------------------------------------
Eugene L. Cole

/s/ RICHARD A. LUMPKIN                                            Director             July 14, 2000
-----------------------------------------------------
Richard A. Lumpkin

/s/ JAMES W. STRAND                                               Director             July 14, 2000
-----------------------------------------------------
James W. Strand

/s/ GREGORY J. WILKINSON                                          Director             July 14, 2000
-----------------------------------------------------
Gregory J. Wilkinson

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----
/s/ ROGER H. MOORE                                       Director, Chief Executive     July 14, 2000
-----------------------------------------------------             Officer
Roger H. Moore                                         (Principal Executive Officer)

/s/ DANIEL E. WEISS                                       Chief Financial Officer,     July 14, 2000
-----------------------------------------------------     Secretary and Treasurer
Daniel E. Weiss                                           (Principal Financial and
                                                            Accounting Officer)

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
                        ON FINANCIAL STATEMENT SCHEDULE

     We have audited the consolidated financial statements of Illuminet Holdings, Inc. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated January 20, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Seattle, Washington                       ERNST & YOUNG LLP
January 20, 2000

                            ILLUMINET HOLDINGS, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COL. A                COL. B                     COL. C                      COL. D          COL. E
-----------------------------  ----------   --------------------------------------   -------------   -------------
  ILLUMINET HOLDINGS, INC.                                ADDITIONS
-----------------------------               --------------------------------------
                               BALANCE AT                           CHARGED TO
                               BEGINNING        CHARGED TO       OTHER ACCOUNTS --   DEDUCTIONS --    BALANCE AT
         DESCRIPTION           OF PERIOD    COSTS AND EXPENSES       DESCRIBE          DESCRIBE      END OF PERIOD
         -----------           ----------   ------------------   -----------------   -------------   -------------
                                                                 (IN THOUSANDS)
Year Ended December 31, 1999
  Allowance for doubtful
  accounts...................    $1,133           $1,316               $ --              $(505)         $1,944

Year Ended December 31, 1998
  Allowance for doubtful
  accounts...................     1,282              300                 --               (449)          1,133
Year Ended December 31, 1997
  Allowance for doubtful
  accounts...................    $1,021           $  300               $ --              $ (39)         $1,282

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
                  ON SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

     We have audited the supplemental consolidated financial statements of Illuminet Holdings, Inc. (formed as a result of the merger of Illuminet Holdings, Inc. and National Telemanagement Corporation) as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated June 30, 2000 (included elsewhere in this Registration Statement). Our audits also included the supplemental financial statement schedule listed in Item 16(b) of this Registration Statement. This supplemental schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the supplemental financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Seattle, Washington
June 30, 2000

                            ILLUMINET HOLDINGS, INC.

         SUPPLEMENTAL SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COL. A                COL. B                     COL. C                      COL. D          COL. E
-----------------------------  ----------   --------------------------------------   -------------   -------------
  ILLUMINET HOLDINGS, INC.                                ADDITIONS
-----------------------------               --------------------------------------
                               BALANCE AT                           CHARGED TO
                               BEGINNING        CHARGED TO       OTHER ACCOUNTS --   DEDUCTIONS --    BALANCE AT
         DESCRIPTION           OF PERIOD    COSTS AND EXPENSES       DESCRIBE          DESCRIBE      END OF PERIOD
         -----------           ----------   ------------------   -----------------   -------------   -------------
                                                                 (IN THOUSANDS)
Year Ended December 31, 1999
  Allowance for doubtful
  accounts...................    $1,339           $2,297               $ --             $(1,383)        $2,253
Year Ended December 31, 1998
  Allowance for doubtful
  accounts...................    $1,755           $1,051               $ --             $(1,467)        $1,339
Year Ended December 31, 1997
  Allowance for doubtful
  accounts...................    $1,598           $  787               $ --             $  (630)        $1,755

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                         DOCUMENT DESCRIPTION
-------                        --------------------
  1.1      Form of Underwriting Agreement*
    2      Agreement and Plan of Merger dated as of June 12, 2000 among
           Illuminet Holdings, Inc., Illuminet Telemanagement, Inc. and
           National Telemanagement Corporation. (Incorporated by
           reference from the Registrant's Current Report on Form 8-K, filed July 14, 2000).
  3.1      Certificate of Incorporation of Illuminet Holdings, Inc., as
           amended (Incorporated by reference from the Registrant's
           Annual Report on Form 10-K, filed March 14, 2000)
  3.2      Amendment to Certificate of Incorporation, dated October 7,
           1999 (Incorporated by reference from the Registrant's Annual
           Report on Form 10-K, filed March 14, 2000).
  3.3      Bylaws of Illuminet Holdings, Inc., as amended on August 20,
           1999 (Incorporated by reference from the Registrant's Annual
           Report on Form 10-K filed March 14, 2000).
  4.1      Specimen Common Stock certificate of Illuminet Holdings,
           Inc. (Incorporated by reference from Registrant's
           Registration Statement on Form S-1, filed on August 23,
           1999).
  4.2      Rights Agreement dated as of November 20, 1998, by and
           between Illuminet Holdings, Inc. and UMB Bank, N.A., as
           Rights Agent, as amended on August 2, 1999 ("Rights
           Agreement"). (Incorporated by reference from the
           Registrant's Annual Report on Form 10-K, filed March 14,
           2000).
  4.3      Amendment No. 2 to Rights Agreement. (Incorporated by
           reference from the Registrant's Annual Report on Form 10-K, filed March 14, 2000).
  5.1      Opinion of Blackwell Sanders Peper Martin LLP, counsel to
           the Registrant.*
 10.1      Illuminet Holdings, Inc. 1997 Equity Incentive Plan, as
           amended. (Incorporated by reference from the Registrant's
           Annual Report on Form 10-K, filed March 14, 2000).
 10.3      Secured Revolving Line of Credit Application and Agreement
           dated as of August 14, 1996, by and between Illuminet, Inc.
           and Rural Telephone Finance Cooperative. (Incorporated by
           reference from the Registrant's Annual Report on Form 10-K, filed March 14, 2000).
 10.4      Secured Intermediate-Term Equipment Financing Loan
           Substitute Agreement dated as of August 14, 1996, by and
           between Illuminet, Inc. and Rural Telephone Finance
           Cooperative. (Incorporated by reference from the
           Registrant's Annual Report on Form 10-K, filed March 14,
           2000).
 10.5      Employment Agreements with Messrs. Moore, Kremian, Johnson and Nicol. (Incorporated by reference from the Registrant's
           Annual Report on Form 10-K, filed March 14, 2000).
 10.6      Loan Agreement dated as of August 14, 1996, by and between
           Illuminet, Inc. and Rural Telephone Finance Cooperative.
           (Incorporated from the Registrant's Annual Report on Form
           10-K, filed March 14, 2000).
 10.7      Employment Agreement with Mr. Lebus
 10.8      Credit Agreement between Illuminet, Inc. and Bank of
           America, N.A., dated May 9, 2000
 10.9      Guaranty Agreement executed by Illuminet Holdings, Inc. in favor of Bank of America, N.A., dated as of May 9, 2000.
 21.1      Subsidiaries of Illuminet Holdings, Inc.
 23.1      Consent of Ernst & Young LLP, Independent Auditors
 23.2      Consent of PricewaterhouseCoopers LLP, Independent
           Accountants
 23.3      Consent of Barry Morgan & Company, P.C., Independent
           Auditors
 23.4      Consent of Blackwell Sanders Peper Martin LLP (contained in
           Exhibit 5)*
   24      Powers of Attorney (contained in the signature page to this
           Registration Statement).
   27      Financial Data Schedule

------------------------
* To be filed by amendment.